As filed with the Securities and Exchange Commission on February 28, 2020

1933 Act File No. 333-207521

1940 Act File No. 811-23105

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

PRE-EFFECTIVE AMENDMENT NO. [   ]

POST-EFFECTIVE AMENDMENT NO. 5

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

AMENDMENT NO. 7

(CHECK APPROPRIATE BOX OR BOXES)

STONE RIDGE TRUST IV

(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

510 MADISON AVENUE, 21ST FLOOR

NEW YORK, NEW YORK 10022

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE:

(855) 609-3680

STONE RIDGE TRUST IV

510 MADISON AVENUE, 21ST FLOOR

NEW YORK, NEW YORK 10022

(NAME AND ADDRESS OF AGENT FOR SERVICE)

COPIES OF COMMUNICATIONS TO:

Elizabeth J. Reza

Gregory C. Davis

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[ ]	when declared effective pursuant to section 8(c).

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

[ ]	immediately upon filing pursuant to paragraph (b)

[X]	on March 1, 2020 pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)

[ ]	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is             .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

This Registration Statement carries forward the 100,000 Shares of beneficial interest, par value $0.01 per share, of the Registrant that were previously registered and for which $100.70 of registration fees were paid.

Prospectus Stone Ridge Trust IV Stone Ridge Post-Event Reinsurance Fund Common Shares

The Fund. Stone Ridge Post-Event Reinsurance Fund (the “Fund”) is a closed-end management investment company that continuously offers its shares (“Shares”), and has not yet commenced investment operations.

Investment Objective. The Fund’s investment objective is to achieve long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

Investment Strategy. After a catastrophic insured loss event, particularly in the U.S., the reinsurance industry will have to pay out a significant amount of capital and will, therefore, have less capital available to underwrite risks (i.e., write reinsurance) in the immediately following years while the demand for reinsurance is expected to remain at least the same. Having access to stable, long-term capital, especially after a catastrophically large loss, is a key concern for reinsurers and, therefore, a potential opportunity for investors as returns on reinsurance-related securities may be higher due to the higher premiums likely commanded by reinsurers during periods when the availability of reinsurance may be more scarce. The Fund is intended to serve as a vehicle to allow investors to maintain or grow their exposure to the reinsurance asset class at such time. In order to take advantage of potential post-event opportunities for investors, the Fund does not anticipate that it will begin selling Shares or accepting offers to purchase Shares (“commencement of investment operations”) unless and until Stone Ridge Reinsurance Risk Premium Interval Fund (the “Reinsurance Interval Fund”), a closed-end interval fund managed by Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”), experiences a material drawdown. Such a loss is likely to be due to U.S. event(s), but may also result from events outside the U.S. After the Fund begins selling Shares, the Reinsurance Interval Fund will close for a period of time to new investors and investments other than from the Fund.

The Fund will pursue its investment objective by investing all or substantially all of its assets in the Reinsurance Interval Fund, a closed-end management investment company; for this reason, the Fund’s investment objective is the same as that of, and the Fund’s policies (through investments in the Reinsurance Interval Fund) are substantially the same as those of, the Reinsurance Interval Fund. The Reinsurance Interval Fund pursues its investment objective by investing primarily in reinsurance-related securities, including event-linked bonds, shares or notes issued in connection with quota shares (“Quota Share Notes”) and shares or notes issued in connection with excess-of-loss, stop-loss or other non-proportional reinsurance (“Excess of Loss Notes”) and, to a lesser extent, shares or notes issued in connection with industry loss warranties (“ILW Notes”), event-linked swaps and equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”). Under normal circumstances, the Fund will invest, directly or indirectly (e.g., through the Reinsurance Interval Fund), at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Under normal circumstances, the Reinsurance Interval Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Reinsurance-related securities typically are below investment-grade or are unrated. Reinsurance-related debt securities that are below investment-grade may be referred to as “junk bonds.” Accordingly, the Reinsurance Interval Fund’s portfolio will be primarily invested in high yield, high risk securities. The Reinsurance Interval Fund may also enter into other types of investments that enable the Reinsurance Interval Fund to provide risk transfer services, as the Adviser may consider appropriate from time to time.

Investment Adviser. The Fund’s investment adviser is Stone Ridge. As of December 31, 2019, Stone Ridge’s assets under management were approximately $14 billion.

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The Fund’s Shares are not listed and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is currently no secondary market for its Shares, and the Fund does not expect a secondary market in its Shares to develop.

•	An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

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Even though the Fund will make a repurchase offer for Shares twelve months after commencement of investment operations and quarterly thereafter, the Fund is not required to repurchase more than 5% of its outstanding Shares each quarter, so investors should consider Shares of the Fund to be an illiquid investment.

•	There is no assurance that the Fund will be able to maintain a certain level of, or at any particular time make any, distributions.

•	Distributions may be funded from offering proceeds, which may constitute a return of capital and reduce the amount of capital available for investment.

Because the Fund will invest all or substantially all of its assets in the Reinsurance Interval Fund, the Fund is subject to the same risks as the Reinsurance Interval Fund. Some of the securities in which the Reinsurance Interval Fund invests are rated below investment grade or are unrated but judged by the Adviser to be of comparable quality. Below-investment-grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

An investment in the Fund’s Shares should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment. See “Risk Considerations” below to read about the risks you should consider before buying Fund Shares.

Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities or determined this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Fund’s Shares are sold at a public offering price equal to their net asset value per share.

The date of this prospectus is March 1, 2020

Interval Fund. The Fund has an interval fund structure pursuant to which the Fund, subject to applicable law, will make a repurchase offer for Shares twelve months after commencement of investment operations and quarterly thereafter, at net asset value (“NAV”), subject to approval of the Board of Trustees (the “Board” and each of the trustees on the Board, a “Trustee”). It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. The Fund’s Shares are not listed, and the Fund does not currently intend to list its Shares for trading, on any national securities exchange. There is not expected to be any secondary trading market in the Shares. Even though the Fund will, after commencement of investment operations, make repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders at the intervals described above, you should consider the Shares to be illiquid.

Reorganization. Approximately nine months after the Fund commences investment operations, the Fund’s Adviser is expected to recommend to the Board that the Fund be reorganized with and into the Reinsurance Interval Fund effective as of the one-year anniversary of the Fund’s commencement of investment operations (the “Reorganization”). The Reorganization would be effectuated at the discretion of the Board and is not expected to require shareholder approval. Until the Reorganization or, if the Reorganization is not consummated, until the first repurchase offer, investors will be unable to sell their Shares. The Board will endeavor to consummate the Reorganization at a time that allows investors an opportunity to participate in a repurchase offer shortly thereafter, but it is possible that the next repurchase offer in the Reinsurance Interval Fund may be up to approximately four months after the Reorganization.

In connection with the Reorganization, existing shareholders of the Fund will receive shares of the Reinsurance Interval Fund in exchange for their Shares of the Fund. Like the Fund, the Reinsurance Interval Fund operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940 (the “1940 Act”). Under this structure, the Reinsurance Interval Fund conducts quarterly repurchase offers in the same manner as the Fund.

Investment in the Fund involves substantial risks. Because the Fund will invest all or substantially all of its assets in the Reinsurance Interval Fund, the Fund is subject to the same risks as the Reinsurance Interval Fund. The Fund is generally sold to (i) institutional investors, including registered investment advisers (RIAs), that meet certain qualifications and have completed an educational program provided by the Adviser; (ii) clients of such institutional investors; and (iii) Eligible Investors (as defined in “How to Buy Shares” below). The minimum initial account size is $15 million, subject to certain exceptions. See “Investment Minimums” below. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. The reinsurance-related securities in which the Reinsurance Interval Fund invests are typically considered “high yield” and many reinsurance-related debt securities may be considered “junk bonds.” It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. Before investing in the Fund, an investor should read the discussion of the risks of investing in the Fund in “Investment Objective, Policies and Risks” below.

This prospectus sets forth concisely information you should know before investing in the Shares. You should read this prospectus carefully before deciding to invest in the Fund, and you should retain it for future reference. A Statement of Additional Information dated March 1, 2020, as it may be amended, containing additional information about the Fund, has been filed with the Commission. The Statement of Additional Information, annual and semi-annual reports to shareholders, when available, and other information about the Fund can be obtained without charge by calling (855) 609-3680 or by visiting www.stoneridgefunds.com. A table of contents to the Statement of Additional Information is located at page 63 of this prospectus. This prospectus incorporates by reference the entire Statement of Additional Information. The Statement of Additional Information, as well as material incorporated by reference into the Fund’s Registration Statement, and other information regarding the Fund, are available: from the EDGAR database on the Commission’s internet site (www.sec.gov); or upon payment of copying fees by electronic mail at publicinfo@sec.gov. The Fund’s address is 510 Madison Avenue, 21st Floor, New York, NY 10022.

Shares of the Fund do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

An investor should not construe the contents of this prospectus as legal, tax or financial advice. You should consult your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

Beginning on January 1, 2021, as permitted by regulations adopted by the Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from your financial intermediary or, if you invest directly through the Fund’s transfer agent, U.S. Bancorp Fund Services LLC (the “Transfer Agent”), from the Transfer Agent. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications electronically by contacting your financial intermediary.

You may elect to receive all future reports in paper free of charge by contacting your financial intermediary or, if you invest directly through the Transfer Agent, by contacting the Transfer Agent at (855) 609-3680. Your election to receive reports in paper will apply to all funds held in your account if you invest through a financial intermediary or all funds within the fund complex if you invest directly through the Transfer Agent.

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund’s Shares. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information. In particular, you should carefully read the risks of investing in the Fund’s Shares, as discussed under “Investment Objective, Policies and Risks — Risk Considerations.”

The Fund

Stone Ridge Post-Event Reinsurance Fund (the “Fund”) is a closed-end management investment company that continuously offers its shares (the “Shares”), and has not yet commenced investment operations. The Fund will invest all or substantially all of its assets in Stone Ridge Reinsurance Risk Premium Interval Fund (the “Reinsurance Interval Fund”), a closed-end management investment company that is operated as an “interval fund” (as defined below). An investment in the Fund may not be appropriate for all investors.

Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) is the Fund’s investment adviser.

The Offering

Shares of the Fund are being offered during an initial offering period at the offering price, which is $10.00 per share. The Fund expects the initial offering of Shares to terminate shortly following commencement of investment operations (or such earlier or later date as the Adviser may determine in its discretion). The Shares are expected to be offered on a continuous basis thereafter at net asset value (“NAV”) per share. There is no minimum number of Shares (by all investors in the aggregate) required to be purchased in the initial offering or any subsequent offering. Proceeds from the offering will be held by the Fund’s custodian.

The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund may re-open to new investment and subsequently close again to new investment at any time at the discretion of the Adviser. In addition, it is expected that the Reinsurance Interval Fund will be closed to new investors and investments by existing investors for a period of time after the Fund begins selling Shares and until the Reorganization.

The Fund’s Shares are offered through ALPS Distributors, Inc. (the “Distributor”), as the exclusive distributor, on a best efforts basis. The minimum initial investment is $15 million, subject to certain exceptions. The Fund reserves the right to reject a purchase order for any reason. See “Shareholder Guide — How to Buy Shares” below. Shareholders will not have the right to redeem their Shares. However, as described below, in order to provide liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Shares.

Periodic Repurchase Offers

The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to, upon commencement of investment operations, make offers to repurchase between 5% and 25% of its outstanding Shares at NAV. The Fund will make a repurchase offer twelve months after commencement of investment operations and quarterly thereafter. Written notification of each repurchase offer (the “Repurchase Offer Notice”) will be sent to shareholders at least 21, and not more than 42, calendar days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund — Repurchase Offers Risk” below.

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Investment Objective and Policies

The Fund’s (and the Reinsurance Interval Fund’s) investment objective is to achieve long-term capital appreciation. There can be no assurance that the Fund (or the Reinsurance Interval Fund) will achieve its investment objective.

The Adviser believes that investing in reinsurance-related securities should involve a long-term view and a systematic focus on sources of expected return, not on security selection or market timing. The Fund is intended to allow investors to maintain or grow their long-term exposure to the reinsurance asset class after a large loss of capital and their relative exposure to reinsurance may have declined. In constructing an investment portfolio for the Reinsurance Interval Fund, the Adviser identifies a universe of eligible securities with well-defined risk and return characteristics. It then seeks to obtain broad investment exposure to a meaningful subset of that universe while efficiently managing the portfolio and keeping trading costs low. Because the risks in reinsurance-related securities — largely related to natural or non-natural disasters, such as earthquakes or plane crashes — are not similar to the risks investors bear in traditional equities and debt markets, the Adviser believes that investment in reinsurance-related securities may provide benefits when added to traditional portfolios. As such, the Adviser does not intend to buy or sell securities for the portfolio based on prospects for the economy or based on movements of traditional equities and debt securities markets.

After a catastrophic insured loss event, particularly in the U.S., the reinsurance industry will have to pay out a significant amount of capital and will, therefore, have less capital available to underwrite risks (i.e., write reinsurance) in the immediately following years while the demand for reinsurance is expected to remain at least the same. Having access to stable, long-term capital, especially after a catastrophically large loss, is a key concern for reinsurers and, therefore, a potential opportunity for investors as returns on reinsurance-related securities may be higher due to the higher premiums likely commanded by reinsurers during periods when the availability of reinsurance may be more scarce. The Fund is intended to serve as a vehicle to allow investors to maintain or grow their exposure to the reinsurance asset class at such time. In order to take advantage of potential post-event opportunities for investors, the Fund does not anticipate that it will begin selling Shares or accepting offers to purchase Shares (“commencement of investment operations”) unless and until the Reinsurance Interval Fund experiences a material drawdown. Such a loss is likely to be due to U.S. event(s), but may also result from events outside the U.S. After the Fund begins selling Shares, the Reinsurance Interval Fund will close for a period of time to new investors and investments other than from the Fund.

The Fund will pursue its investment objective by investing all or substantially all of its assets in the Reinsurance Interval Fund; for this reason, the Fund’s investment objective is the same as that of, and the Fund’s policies (through investments in the Reinsurance Interval Fund) are substantially the same as those of, the Reinsurance Interval Fund.

The Reinsurance Interval Fund pursues its investment objective by investing primarily in reinsurance-related securities, including event-linked bonds, shares or notes issued in connection with quota shares (“Quota Share Notes”) and shares or notes issued in connection with excess-of-loss, stop-loss or other non-proportional reinsurance (“Excess of Loss Notes”) and, to a lesser extent, the Reinsurance Interval Fund may also invest in shares or notes issued in connection with industry loss warranties (“ILW Notes”), event-linked swaps and equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”). Under normal circumstances, the Reinsurance Interval Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Reinsurance-related securities typically are “high-yield.” Reinsurance-related debt securities that are below investment-grade may be referred to as “junk bonds.” Accordingly, the Reinsurance Interval Fund’s portfolio will be primarily invested in high yield, high risk securities. High yield securities typically are of below-investment-grade quality and may either have below-investment-grade credit ratings, which ratings are associated with securities having high risk, speculative

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characteristics, or may be unrated but of comparable quality to securities with below-investment-grade credit ratings. The Adviser has broad discretion to allocate the Reinsurance Interval Fund’s assets among these investment categories. The Reinsurance Interval Fund may invest in reinsurance-related securities across the high yield spectrum, but generally intends to focus its investments in higher yielding, higher risk securities within the below investment-grade category. The Reinsurance Interval Fund has no limit as to the maturity of the securities in which it invests or as to the market capitalization of the issuer. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Reinsurance Interval Fund may invest without limitation in illiquid securities.

Event-linked bonds are variable rate debt securities for which the return of principal and payment of interest are contingent on the non-occurrence of a specified trigger event(s) that leads to economic and/or human loss, such as an earthquake of a particular magnitude or a hurricane of a specific category. The most common type of event-linked bonds is known as “catastrophe” or “CAT” bonds.

Trigger events may include hurricanes, earthquakes and weather-related phenomena, non-natural catastrophes, such as plane crashes, or other events resulting in a specified level of physical or economic loss, such as mortality or longevity. Trigger events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. In order for a trigger event to be deemed to have occurred, each of the three criteria must be satisfied while the bond is outstanding or the derivative position remains open. The Reinsurance Interval Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by event-linked bonds in which it can invest. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, pandemics, epidemics, fires and floods. Non-natural perils include disasters resulting from human activity such as commercial and industrial accidents or business interruptions.

The Reinsurance Interval Fund may invest in both longevity bonds and mortality bonds, which are fixed-income securities, typically issued by special purpose vehicles.

The reinsurance-related securities in which the Reinsurance Interval Fund typically invests are preferred shares or notes issued by a special purpose vehicle (“SPV”) whose performance is tied to underlying reinsurance transaction(s), including Quota Share Notes, Excess of Loss Notes and ILW Notes. The Reinsurance Interval Fund, as holder of a note or preferred share issued by the SPV, would be entitled to participate in the underwriting results and investment earnings associated with the SPV’s underlying reinsurance contracts.

Investments in Quota Share Notes provide exposure to a form of proportional reinsurance in which an investor participates in the premiums and losses of a reinsurer’s portfolio according to a pre-defined percentage. For example, under a 20% quota-share agreement, the SPV would obtain 20% of all premiums of the subject portfolio while being responsible for 20% of all claims, and the Reinsurance Interval Fund, as holder of a Quota Share Note issued by the SPV, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.

Investments in Excess of Loss Notes provide exposure to a form of reinsurance pursuant to which one party (typically an insurer or reinsurer) purchases protection against losses that exceed a specified threshold up to a set limit. For example, under such an arrangement, an insurer may have a book of business with $6 billion of total risk in respect of large, catastrophic losses. Such an insurer can purchase reinsurance protection from an SPV for 40% of single-event losses the insurer suffers between $4 billion and $5 billion by paying the SPV a fixed premium. In this example, if the insurer suffered a loss of $5 billion due to one event, it would cover the first $4 billion itself and file a reinsurance claim with the SPV to pay 40% of the further $1 billion in losses (i.e., $400 million) and pay the remaining $600 million itself. If the insurer had losses of $6 billion, it would cover the first $4 billion itself, look to the SPV to pay 40% of $1 billion (again paying the $600 million itself) and would further retain the obligation to pay the additional $1 billion that exceeds the reinsurance (which, in this example,

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covered losses between $4 billion and $5 billion). The “trigger” for this type of reinsurance contract would be losses in excess of the specified amount. The Reinsurance Interval Fund, as a holder of an Excess of Loss Note, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.

Investments in ILW Notes provide exposure to a transaction through which one party (typically, an insurance company or reinsurance company, or a reinsurance-related asset manager) purchases protection based on the total loss arising from a catastrophic event to the entire insurance industry rather than the losses of any particular insurer. For example, the buyer of a “$100 million limit US Wind ILW attaching at $20 billion” will pay an upfront premium to a protection writer (i.e., the reinsurer or an SPV) and in return will receive $100 million if total losses to the insurance industry from a single US hurricane exceed $20 billion. The industry loss ($20 billion in this case) is often referred to as the “trigger” and is reported by an independent third party after an event has occurred. The amount of protection offered by the contract ($100 million in this case) is referred to as the “limit.” ILW Notes could also provide exposure to transactions linked to an index not linked to insurance industry losses, such as wind speed or earthquake magnitude and location. The Reinsurance Interval Fund, as holder of an ILW Note, would be entitled to a return linked to the premium paid by the sponsor and the occurrence or non-occurrence of the trigger event.

In implementing the Reinsurance Interval Fund’s investment strategy, Stone Ridge will seek to invest in reinsurance-related securities tied to a varied group of available perils and geographic regions. Further, within each region and peril, Stone Ridge seeks to hold a balance of exposures to underlying insurance and reinsurance carriers, trigger types, and lines of business. The Adviser will continue to monitor the risk of the Reinsurance Interval Fund’s investments on a regular basis. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Reinsurance Interval Fund will normally invest significant amounts of its assets in non-U.S. entities.

The Reinsurance Interval Fund retains the flexibility to invest in other instruments as the Adviser may consider appropriate from time to time, including affiliated and unaffiliated registered investment companies, U.S. government securities, cash and cash equivalents. The Reinsurance Interval Fund may also enter into other types of investments that enable the Reinsurance Interval Fund to provide risk transfer services, as the Adviser may consider appropriate from time to time, including participating in Lloyd’s syndicates. A Lloyd’s syndicate supports a group of underwriters who participate in the Lloyd’s insurance market to insure and spread the risks of different businesses, organizations and individuals. The risks of participating in Lloyd’s syndicates are substantially similar to the risks associated with investing in reinsurance-related securities. In providing risk transfer services, whether through investments in reinsurance-related securities or other types of investments, the Reinsurance Interval Fund seeks to be a stable capital provider in order to enhance the Reinsurance Interval Fund’s access to the most potentially attractive investment opportunities.

The Reinsurance Interval Fund may make investments directly or indirectly through one or more wholly-owned and controlled subsidiaries (each, a “Subsidiary”) formed by the Reinsurance Interval Fund. Each Subsidiary may invest in reinsurance-related securities or any other security or other instrument that the Reinsurance Interval Fund may hold directly. References herein to the Reinsurance Interval Fund include references to a Subsidiary in respect of the Reinsurance Interval Fund’s exposure to its investments.

Borrowing and Leverage

Each of the Fund and the Reinsurance Interval Fund may obtain leverage through borrowings in seeking to achieve its investment objective. Each of the Fund’s and the Reinsurance Interval Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest.

The Investment Company Act of 1940, as amended (the “1940 Act”), requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities. This means that the value of

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each of the Fund’s and the Reinsurance Interval Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund or the Reinsurance Interval Fund issues the senior securities. Each of the Fund and the Reinsurance Interval Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s or the Reinsurance Interval Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above. Investments or trading practices that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund or the Reinsurance Interval Fund designates liquid assets in an amount the Fund or the Reinsurance Interval Fund believes to be equal to the Fund’s or the Reinsurance Interval Fund’s contractual obligations (marked-to-market on a daily basis) or appropriately “covers” such obligations with offsetting positions.

Leverage can have the effect of magnifying the Fund’s and the Reinsurance Interval Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the NAV of each of the Fund and the Reinsurance Interval Fund. This means the Fund and the Reinsurance Interval Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund and the Reinsurance Interval Fund owned its assets on an unleveraged basis. The value of an investment in the Fund and the Reinsurance Interval Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund and the Reinsurance Interval Fund are exposed to leverage directly or indirectly. See “Effects of Leverage” below.

Investment Adviser and Administrator

Stone Ridge Asset Management LLC is the investment adviser of the Fund. As of December 31, 2019, Stone Ridge’s assets under management were approximately $14 billion. Alexander Nyren and Benjamin Robbins (the “Portfolio Managers”) are jointly and primarily responsible for the day-to-day management of the Fund. Each of the Portfolio Managers also serves as a portfolio manager of the Reinsurance Interval Fund. See “Management of the Fund” below.

Distributions

The Fund currently intends to declare and pay dividends of substantially all net investment income and net realized capital gains at least annually. Unless shareholders specify otherwise, dividends will be reinvested in Shares of the Fund. See “Distributions and Federal Income Tax Matters” and “Dividend Reinvestment Plan” below. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds.

Unlisted Closed-end Fund Structure; Limited Liquidity

The Fund’s Shares are not listed, and the Fund does not currently intend to list its Shares for trading, on any national securities exchange. There is currently no secondary market for its Shares, and the Fund does not expect a secondary market in its Shares to develop. Shareholders of the Fund are not able to have their Shares repurchased or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.

Distributor, Transfer Agent and Custodian

ALPS Distributors, Inc., of Denver, Colorado is the Fund’s Distributor. U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, of Milwaukee, Wisconsin is the Fund’s transfer agent, administrator and accounting agent. U.S. Bank NA, of Milwaukee, Wisconsin is the Fund’s custodian. The

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Adviser pays fees to the Distributor as compensation for the services it renders. The Fund compensates the transfer agent and the custodian for their services. See “Distribution Arrangements,” “Services Agreement” and “Payments to Financial Intermediaries” below.

Reorganization into the Reinsurance Interval Fund

Approximately nine months after the Fund commences investment operations, the Fund’s Adviser is expected to recommend to the Board that the Fund be reorganized with and into the Reinsurance Interval Fund effective as of the one-year anniversary of the Fund’s commencement of investment operations (the “Reorganization”). The twelve-month period following commencement of investment operations is intended to provide sufficient time for the Reinsurance Interval Fund to deploy its new assets (as a result of the Fund’s investment in the Reinsurance Interval Fund) and take advantage of investment opportunities following an event that causes a material drawdown. The consummation and timing of the merger remains subject to the Board’s discretion, the Board’s consideration of other strategic alternatives and applicable regulatory requirements and is not expected to require shareholder approval. There can be no assurance that the Reorganization with the Reinsurance Interval Fund will occur or that it will occur within the time period contemplated. Until the Reorganization or, if the Reorganization is not consummated, until the first repurchase offer, investors will be unable to sell their Shares. The Board will endeavor to consummate the Reorganization at a time that allows investors an opportunity to participate in a repurchase offer shortly thereafter, but it is possible that the next repurchase offer in the Reinsurance Interval Fund may be up to approximately four months after the Reorganization. For example, if the Fund consummated the Reorganization immediately after the Reinsurance Interval Fund sent repurchase request notifications to its shareholders in the middle of October of a given year, an investor would be entitled to participate in the following repurchase offer, for which the Reinsurance Interval Fund would send repurchase request notifications in the end of January of the following year.

Following the Reorganization (assuming the satisfaction of any conditions precedent to effecting the Reorganization (the “Closing Conditions”)), the Adviser will continue to serve as investment adviser to the Reinsurance Interval Fund. In the Reorganization (assuming the satisfaction of the Closing Conditions), the Fund will merge with and into the Reinsurance Interval Fund and, in connection therewith, the Fund’s shareholders will receive shares of the Reinsurance Interval Fund in exchange for their Shares.

The Reinsurance Interval Fund has an identical investment objective and its investment strategies, policies and restrictions will be substantially similar to those of the Fund at the time of the Reorganization. Like the Fund, the Reinsurance Interval Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. An “interval fund” is a type of fund which, in order to provide liquidity to shareholders, adopts a fundamental investment policy to make periodic offers to repurchase between 5% and 25% of its outstanding shares at NAV. In connection with any given repurchase offer, it is possible that an interval fund may offer to repurchase only the minimum amount of 5% of its outstanding shares. The Reinsurance Interval Fund does not intend to list its shares on any securities exchange, and anticipates that no secondary market will develop for its shares. Accordingly, an investor in the Reinsurance Interval Fund may not be able to sell any Reinsurance Interval Fund shares when and/or in the amount that it desires. Thus, the shares would be appropriate only as a long-term investment. In addition, repurchase offers may subject the Reinsurance Interval Fund to special risks. See “Risk Considerations — Repurchase Offers Risk.”

Immediately after the Reorganization, expenses of the Reinsurance Interval Fund are expected to be substantially the same as immediately before the Reorganization, since the value of the assets of the Reinsurance Interval Fund will be the same as prior to the Reorganization. While the Adviser will consider the appropriate party to bear the cost of the Reorganization at the time of the Reorganization, it is currently expected that all such costs will be borne by the Adviser. Additionally, Fund shareholders will not incur any sales loads or similar transaction charges as a result of the Reorganization. The Reorganization is intended to be a tax-free transaction, provided that certain conditions are met, and it is intended that no gain or loss will be recognized by shareholders as a

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result of the Reorganization for U.S. federal income tax purposes. It may not be possible for the Reorganization to be a tax-free transaction under the law then in effect.

If the Closing Conditions are not met and/or the Reorganization is unable to be conducted as a tax-free transaction, the Board may proceed with the Reorganization as a taxable transaction or may consider other strategic alternatives.

Special Risk Considerations

An investment in the Fund involves special risk considerations. Because the Fund will invest all or substantially all of its assets in the Reinsurance Interval Fund, the Fund is subject to the same risks as the Reinsurance Interval Fund. You should consider carefully the risks summarized below, which are described in more detail under “Investment Objective, Policies and Risks — Risk Considerations” below.

Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. The reinsurance-related securities in which the Reinsurance Interval Fund invests are typically considered “high yield” and many reinsurance-related debt securities may be considered “junk bonds.” It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of the investment. The Fund is subject to the principal risks described below based on its investments in the Reinsurance Interval Fund, whether through the Reinsurance Interval Fund’s (i) derivatives positions or other investments, (ii) investments through a Subsidiary, or (iii) direct investments.

No Prior History

The Fund is a closed-end management investment company with no history of operations and is designed for long-term investors and not as a short-term trading vehicle.

Reinsurance-Related Securities Risk. The principal risk of an investment in a reinsurance-related security is that a triggering event(s) (e.g., (i) natural events, such as a hurricane, tornado or earthquake of a particular size/magnitude in a designated geographic area; or (ii) non-natural events, such as large aviation disasters) will occur and the Reinsurance Interval Fund will lose all or a significant portion of the principal it has invested in the security and the right to additional interest payments with respect to the security. If multiple triggering events occur that impact a significant portion of the portfolio of the Reinsurance Interval Fund, the Reinsurance Interval Fund could suffer substantial losses and an investor, such as the Fund, will lose money. A majority of the Reinsurance Interval Fund’s assets will be invested directly or indirectly in reinsurance-related securities tied to natural events and/or non-natural disasters and there is inherent uncertainty as to whether, when or where such events will occur. There is no way to accurately predict whether a triggering event will occur and, because of this significant uncertainty, reinsurance-related securities carry a high degree of risk.

Event-Linked Bonds. Event-linked or catastrophe bonds carry large uncertainties and major risk exposures to adverse conditions. If a trigger event, as defined within the terms of the bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the Reinsurance Interval Fund may lose a portion or all of its investment in such security, including accrued interest and/or principal invested in such security. Such losses may be substantial. Because catastrophe bonds cover “catastrophic” events that, if they occur, will result in significant losses, catastrophe bonds carry a high degree of risk of loss and are considered “high yield” or “junk bonds.” The rating, if any, primarily reflects the rating

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agency’s calculated probability that a pre-defined trigger event will occur. Thus, lower-rated bonds have a greater likelihood of a triggering event occurring and loss to the Reinsurance Interval Fund.

Quota Share Notes, Excess of Loss Notes and ILW Notes. The Reinsurance Interval Fund will gain exposure (directly or indirectly) to reinsurance contracts through Quota Share Notes and may gain exposure to reinsurance contracts through Excess of Loss Notes and ILW Notes. These securities are subject to the same risks discussed herein for event-linked or catastrophe bonds. In addition, because Quota Share Notes, Excess of Loss Notes and ILW Notes represent an interest, either proportional or non-proportional, in one or more underlying reinsurance contracts, the Reinsurance Interval Fund has limited transparency into the individual underlying contract(s) and, therefore, must rely upon the risk assessment and sound underwriting practices of the sponsor. Accordingly, it may be more difficult for the Adviser to fully evaluate the underlying risk profile of the Reinsurance Interval Fund’s investment in Quota Share Notes, Excess of Loss Notes and ILW Notes, which will place the Reinsurance Interval Fund’s assets at greater risk of loss than if the Adviser had more complete information. The lack of transparency may also make the valuation of Quota Share Notes, Excess of Loss Notes and ILW Notes more difficult and potentially result in mispricing that could result in losses to the Reinsurance Interval Fund. See “Illiquidity and Restricted Securities Risk” and “Valuation Risk” below. In Quota Share Notes trades, ILW Notes trades and Excess of Loss Notes trades, the Reinsurance Interval Fund cannot lose more than the amount invested.

Risk-Modeling Risk. The Adviser, in selecting investments for the Reinsurance Interval Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security or a broker. The Adviser may also consider its own risk models based on comparable prior transactions, quantitative analysis, and industry knowledge. Risk models are designed to assist investors, governments, and businesses understand the potential impact of a wide variety of catastrophic events and allow such parties to analyze the probability of loss in regions with the highest exposure. The Adviser will use the output of the risk models before and after investment to assist the Adviser in assessing the risk of a particular reinsurance-related security or a group of such securities. Risk models are created using historical, scientific and other related data, and they may use quantitative methods. Because such risk models are based in part upon historical data and averages, there is no guarantee that such information will accurately predict the future occurrence, location or severity of any particular catastrophic event and thus may fail to accurately calculate the probability of a trigger event and may underestimate the likelihood of a trigger event. Securities or other investments selected using quantitative methods may perform differently from the market as a whole or from their expected performance for many reasons, including factors used in building the quantitative analytical framework, the weights placed on each factor, and changing sources of market returns, among others. In addition, any errors or imperfections in a risk model (quantitative or otherwise), analyses, the data on which they are based or any technical issues with the construction of the models (including, for example, data problems and/or software or other implementation issues) could adversely affect the ability of the Adviser to use such analyses or models effectively, which in turn could adversely affect the Reinsurance Interval Fund’s performance. Risk models are used by the Adviser as one input in its risk analysis process for Reinsurance Interval Fund investments. There can be no assurance that these methodologies will help the Reinsurance Interval Fund to achieve its investment objective.

Longevity and Mortality Risk. Longevity risk is the risk that members of a reference population will live longer, on average, than anticipated. Mortality risk is the risk that members of a reference population will live shorter, on average, than anticipated. Such risks are among the most significant faced by life insurers, annuity providers and pension funds because changes in longevity or mortality rates can significantly affect the liabilities and cash needs of those entities. Longevity bonds and mortality bonds purchased by the Reinsurance Interval Fund involve the risk that the Adviser may incorrectly predict the actual level of longevity or mortality, as applicable, for the reference population of people, and the Reinsurance Interval Fund will lose all or a portion of the amount of its investment in the bond. With respect to mortality bonds held by the Reinsurance Interval Fund, there is also the risk that an epidemic or other catastrophic event could strike the reference population, resulting in mortality rates exceeding expectations and in the Reinsurance Interval Fund losing all or a portion of its investment in the bond.

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Illiquidity and Restricted Securities Risk. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund and the Reinsurance Interval Fund may invest without limitation in illiquid investments. Illiquidity risk is the risk that the investments held by the Reinsurance Interval Fund may be difficult or impossible to sell at the time that the Reinsurance Interval Fund would like without significantly changing the market value of the investment. As a relatively new type of financial instrument, there is limited trading history for reinsurance-related securities, even for those securities deemed to be liquid. There can be no assurance that a liquid market for the Reinsurance Interval Fund’s investments will be maintained. At any given time, the Reinsurance Interval Fund’s portfolio may be substantially illiquid.

The Reinsurance Interval Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Reinsurance Interval Fund. The Reinsurance Interval Fund may be unable to sell its investments, even under circumstances when the Adviser believes it would be in the best interests of the Reinsurance Interval Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Reinsurance Interval Fund is able to sell such instruments. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Reinsurance Interval Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Reinsurance Interval Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. As an investor in the Reinsurance Interval Fund, the Fund will also be subject to some of these risks, because its ability to participate in the Reinsurance Interval Fund’s repurchase offers and the extent of its participation will be limited by the timing of those repurchase offers and the percentage of outstanding shares the Reinsurance Interval Fund repurchases in any given quarter.

Certain of the instruments in which the Reinsurance Interval Fund may invest are subject to restrictions on resale by the federal securities laws or otherwise, such as securities offered privately pursuant to Section 4(a)(2) of the Securities Act of 1933 (the “1933 Act”) and securities issued pursuant to Rule 144A under the 1933 Act. While certain restricted securities may, notwithstanding their limitations on resale, be treated as liquid if the Adviser determines, pursuant to the applicable procedures, that such treatment is warranted, there can be no guarantee that any such determination will continue.

Valuation Risk. The Reinsurance Interval Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Reinsurance Interval Fund invests are priced incorrectly, due to factors such as incomplete data, market instability, or human error. In addition, pricing of reinsurance-related securities is subject to the added uncertainty caused by the inability to generally predict whether, when or where a natural disaster or other triggering event will occur. Even after a natural disaster or other triggering event occurs, the pricing of reinsurance-related securities is subject to uncertainty for a period of time until event parameters, ultimate loss amounts and other factors are finalized and communicated to the Reinsurance Interval Fund. The Reinsurance Interval Fund’s investments in reinsurance-related securities for which market quotations are not available will be valued pursuant to procedures adopted by the board of trustees of the Reinsurance Interval Fund. The majority of the Reinsurance Interval Fund’s reinsurance-related securities are priced using fair value methods. Portfolio securities that are valued using techniques other than market quotations, including fair valued securities, may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. For a description of the Reinsurance Interval Fund’s valuation procedures, see “Determination of Net Asset Value” below. There is no assurance that the Reinsurance Interval Fund could sell a portfolio security for the value established for it at any time and it is possible that the Reinsurance Interval Fund would incur a loss because a portfolio security is sold at a discount to its established value. If securities are mispriced, shareholders, such as the Fund, could lose money upon sale in connection with a periodic repurchase offer or could pay too much for shares of the Reinsurance Interval Fund purchased. Because the value of the Fund’s Shares is based on the value of the Reinsurance Interval Fund’s shares, the Fund, and its shareholders, will also be exposed to this risk.

Moral Hazard Risk. Reinsurance-related securities are generally subject to one or more types of triggers, including so-called “indemnity-triggers.” An indemnity trigger is a trigger based on the actual losses of the ceding sponsor (i.e., the party seeking reinsurance). Reinsurance-related securities subject to indemnity triggers

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are often regarded as being subject to potential moral hazard, since such reinsurance-related securities are triggered by actual losses of the ceding sponsor and the ceding sponsor may have an incentive to take actions and/or risks that would have an adverse effect on the Reinsurance Interval Fund, and in turn, the Fund.

Limited Availability and Reinvestment Risk. Investments in reinsurance-related securities may be limited, which may limit the amount of assets the Reinsurance Interval Fund may be able to invest in reinsurance-related securities. The limited availability of reinsurance-related securities may be due to a number of factors, including seasonal concentration of issuances, limited selection that meets the Reinsurance Interval Fund’s investment objective and lack of availability of reinsurance-related securities in the secondary market.

Investments in Non-Voting Securities Risk. If the reinsurance-related securities in which the Reinsurance Interval Fund invests carry voting rights, the Reinsurance Interval Fund ordinarily will limit such investments to 5% or less of the issuing SPV’s outstanding voting securities. However, to enable the Reinsurance Interval Fund to invest more of its assets in certain SPVs deemed attractive by the Adviser, the Reinsurance Interval Fund may also contractually forego its right to vote securities or may purchase non-voting securities of such SPVs. To the extent the Reinsurance Interval Fund holds non-voting securities of an SPV or contractually foregoes its right to vote securities of an SPV, it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors in the SPV, including matters that could adversely affect the Reinsurance Interval Fund’s investment in the SPV.

Reinsurance Industry Risk. The performance of reinsurance-related securities and the reinsurance industry itself are tied to the occurrence of various triggering events, including weather, natural disasters (hurricanes, earthquakes, etc.), non-natural large catastrophes and other specified events causing physical and/or economic loss. Triggering events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, pandemics, epidemics, fires and floods. Non-natural perils include disasters resulting from human activity, such as commercial and industrial accidents or business interruptions. Major natural disasters in populated areas (such as in the cases of hurricane Katrina in New Orleans in 2005, super storm Sandy in the New York City metropolitan area in 2012 and hurricane Irma in Florida and the Caribbean in 2017) or related to high-value insured property (such as plane crashes) can result in significant losses and investors in reinsurance-related securities tied to such exposures may also experience substantial losses. If the likelihood and severity of natural and other large disasters increase, the risk of significant losses to reinsurers may increase.

Floating-Rate Instrument Risk. Certain of the reinsurance-related securities in which the Reinsurance Interval Fund directly or indirectly invests are variable rate, or floating-rate, event-linked bonds. Floating-rate instruments and similar investments may be illiquid or less liquid than other investments.

Below-Investment-Grade Securities and Unrated Securities Risk. The Reinsurance Interval Fund has exposure and may, without limitation, continue to have exposure to reinsurance-related securities that are rated below investment grade or that are unrated but are judged by the Adviser to be of comparable quality. Below-investment-grade debt securities, which are commonly called “junk bonds,” are rated below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Baa3 by Moody’s Investors Service, Inc., (“Moody’s”), or have comparable ratings by another rating organization. Accordingly, certain of the Reinsurance Interval Fund’s unrated investments could constitute a highly risky and speculative investment, similar to an investment in “junk bonds.”

The rating primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Therefore, securities with a lower rating reflect the rating agency’s assessment of the substantial risk that a triggering event will occur and result in a loss. The rating also reflects the reinsurance-related security’s credit risk and the model used to calculate the probability of the trigger event. The rating system for reinsurance-related securities is relatively

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new and significantly less developed than that of corporate bonds and continues to evolve as the market develops. There is no minimum rating on the instruments in which the Reinsurance Interval Fund may invest.

Leverage Risk. The Fund and the Reinsurance Interval Fund may obtain financing to meet repurchase requests, to make investments in reinsurance-related securities and to address cash flow timing mismatches. Therefore, the Fund and the Reinsurance Interval Fund are subject to leverage risk. The borrowings of the Fund and the Reinsurance Interval Fund may be on a secured or unsecured basis and at fixed or variable rates of interest. Leverage magnifies the Fund’s and the Reinsurance Interval Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund or the Reinsurance Interval Fund would otherwise have and may be considered a speculative technique.

This risk is enhanced for the Reinsurance Interval Fund because it invests substantially all its assets in reinsurance-related securities. Reinsurance-related securities can quickly lose all or much of their value if a triggering event occurs. Thus, to the extent assets subject to a triggering event are leveraged, the losses could substantially outweigh the Reinsurance Interval Fund’s investment and result in significant losses to the Fund and the Reinsurance Interval Fund. The value of an investment in the Reinsurance Interval Fund will be more volatile and other risks tend to be compounded if and to the extent the Reinsurance Interval Fund borrows or uses derivatives or other investments that have embedded leverage. The Fund’s and the Reinsurance Interval Fund’s ability to obtain leverage through borrowings is dependent on the Fund’s and the Reinsurance Interval Fund’s ability to establish and maintain an appropriate line of credit or other borrowing facility. Borrowing gives rise to interest expense and may require the Fund and the Reinsurance Interval Fund to pay other fees. Unless the rate of return, net of applicable Reinsurance Interval Fund expenses, on the Reinsurance Interval Fund’s investments exceeds the costs to the Reinsurance Interval Fund of the leverage it utilizes, the investment of the Reinsurance Interval Fund’s net assets attributable to leverage will generate less income than will be needed to pay the costs of the leverage to the Reinsurance Interval Fund, resulting in a loss to the Fund and the Reinsurance Interval Fund, even if the rate of return on those assets is positive.

Derivatives Risk. The Reinsurance Interval Fund may invest directly or indirectly in a variety of derivatives, including options, futures contracts and swaps. The use of derivatives involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more traditional assets. Derivatives are financial contracts the value of which depends on, or is derived from, an asset or other underlying reference. Derivatives involve the risk that changes in their value may not move as expected relative to changes in the value of the underlying reference asset they are designed to track. The Reinsurance Interval Fund may invest in derivatives for investment purposes and for hedging and risk management purposes. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment option, rather than solely to hedge the risk of a position held by the Reinsurance Interval Fund. See the Statement of Additional Information for additional information of the various types and uses of derivatives in the Reinsurance Interval Fund’s strategy.

During periods of market disruptions or stress, the Reinsurance Interval Fund may have a greater need for cash to provide collateral for large swings in its mark-to-market obligations under the derivatives in which it has invested.

Derivatives also present other risks described herein, including market risk, illiquidity risk, currency risk and counterparty risk. Over-the-counter (“OTC”) derivatives are generally highly illiquid. Many derivatives, in particular OTC derivatives, are complex and their valuation often requires modeling and judgment, which increases the risk of mispricing or improper valuation.

The Reinsurance Interval Fund’s use of derivatives may not be effective or have the desired results. Moreover, suitable derivatives will not be available in all circumstances. The Adviser may decide not to use derivatives to hedge or otherwise reduce the Reinsurance Interval Fund’s risk exposures, potentially resulting in losses for the Reinsurance Interval Fund and, in turn, the Fund.

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Many derivatives have embedded leverage (i.e., a notional value in excess of the assets needed to establish and/or maintain the derivative position). Derivatives in which the Reinsurance Interval Fund may invest (e.g., options, futures and swaps) may have embedded leverage, depending on their specific terms. As a result, adverse changes in the value or level of the underlying investment may result in a loss substantially greater than the amount invested in the derivative itself. See “Leverage Risk” above.

The Reinsurance Interval Fund’s use of OTC derivatives exposes it to the risk that the counterparties will be unable or unwilling to make timely settlement payments or otherwise honor their obligations. If the counterparty defaults, the Reinsurance Interval Fund will still have contractual remedies but may not be able to enforce them. The Reinsurance Interval Fund may invest in derivatives with a limited number of counterparties, and events affecting the creditworthiness of any of those counterparties may have a pronounced effect on the Reinsurance Interval Fund.

Swaps Risk. The Reinsurance Interval Fund may obtain event-linked exposure by investing directly or indirectly in, among other things, event-linked swaps, which typically are contingent, or formulaically related to defined trigger events, or by pursuing similar event-linked derivative strategies. Trigger events include hurricanes, earthquakes, weather-related phenomena and other criteria determined by independent parties. If a trigger event(s) occurs, the Reinsurance Interval Fund may lose the swap’s notional amount. As derivative instruments, event-linked swaps are subject to risks in addition to the risks of investing in reinsurance-related securities, including risks associated with the counterparty and leverage. See “Prospectus Summary — Borrowing and Leverage” above.

Credit Risk. The reinsurance-related securities in which the Reinsurance Interval Fund invests directly or indirectly will be subject to credit risk. The principal invested in many reinsurance-related securities is held by the SPV in a collateral account and invested in various permissible assets set forth under the terms of the SPV. In these cases, typically, the collateral account is invested in high quality U.S. government securities (i.e., U.S. Treasury bonds). However, in certain reinsurance-related securities, the collateral account may be invested in high yielding, higher risk securities, which may include securities issued by entities managed by the Adviser. Collateral will generally be invested in accordance with the terms of the SPV and overseen by a collateral manager appointed by the SPV; therefore, the Reinsurance Interval Fund is dependent upon the manager to invest the collateral account proceeds appropriately. A small portion of the reinsurance-related securities in which the Reinsurance Interval Fund invests may, in lieu of such collateral account arrangements, provide for the collateral to be held by the reinsurer. When a collateral account is invested in higher yielding, higher risk securities or when the collateral is held directly by the reinsurer, the Reinsurance Interval Fund will be subject to the risk of non-payment of scheduled principal and interest on such collateral. Such non-payments and defaults may reduce the income to the Reinsurance Interval Fund and negatively impact the value of Reinsurance Interval Fund shares and, in turn, the Fund’s Shares.

Foreign Investing Risk. The Reinsurance Interval Fund may invest directly or indirectly in reinsurance-related securities issued by foreign sovereigns and foreign entities that are corporations, partnerships, trusts or other types of business entities. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Reinsurance Interval Fund will normally invest significant amounts of its assets in non-U.S. entities. Accordingly, the Reinsurance Interval Fund may invest without limitation in securities issued by non-U.S. entities, including those in emerging market countries. Certain SPVs in which the Reinsurance Interval Fund invests may be sponsored by non-U.S. insurers that are not subject to the same regulation as that to which U.S. insurers are subject. Such SPVs may pose a greater risk of loss, for example, due to less stringent underwriting and/or risk-retention requirements. The Reinsurance Interval Fund’s investments will consist primarily of event-linked bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes that provide the Reinsurance Interval Fund with contractual rights under the terms of the issuance. While the contractual rights of such instruments are similar whether they are issued by a U.S. issuer or a non-U.S. issuer, there may be certain additional risks associated with non-U.S. issuers.

Currency Risk. The Fund’s Shares and the shares of the Reinsurance Interval Fund are priced in U.S. dollars and the distributions paid by the Reinsurance Interval Fund, and expected to be paid by the Fund, are paid in U.S.

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dollars, and it is expected that a substantial portion of the Reinsurance Interval Fund’s investments in reinsurance-related securities will be U.S. dollar denominated investments. However, a portion of the Reinsurance Interval Fund’s assets may be denominated in foreign (non-U.S.) currencies and income received by the Reinsurance Interval Fund from a portion of its investments may be paid in foreign currencies, and to the extent the Reinsurance Interval Fund invests in non-U.S. dollar denominated instruments, a change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. If the U.S. dollar rises in value against a foreign currency, a security denominated in that currency will be worth less in U.S. dollars and if the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency will be worth more in U.S. dollars. Currency risk also includes the risk that a currency to which the Reinsurance Interval Fund has obtained exposure through hedging declines in value relative to the currency being hedged, in which event the Reinsurance Interval Fund may realize a loss both on the hedging instrument and on the currency being hedged. Currency exchange rates can fluctuate significantly for many reasons. Derivative transactions in foreign currencies (such as futures, forwards, options and swaps) may involve leverage risk in addition to currency risk.

Some countries have and may continue to adopt internal economic policies that affect their currency valuations in a manner that may be disadvantageous for U.S. investors or U.S. companies seeking to do business in those countries.

Equity Investing Risk. The Reinsurance Interval Fund may at times invest directly or indirectly in equity securities, which may be publicly or privately offered. The equity securities in which the Reinsurance Interval Fund invests may be more volatile than the equity markets as a whole. Equity investing risk is the risk that the value of equity instruments to which the Reinsurance Interval Fund is exposed will fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate; and the particular circumstances and performance of the issuers. Market conditions may affect certain types of equity securities to a greater extent than other types. Although equities have historically generated higher average returns than debt securities over the long term, equity securities also have experienced significantly more volatility in returns. Finally, the prices of equities are also sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

Subsidiary Risk. By investing through a Subsidiary, the Reinsurance Interval Fund is exposed to the risks associated with the Subsidiary’s investments. Subsidiaries are not registered as investment companies under the 1940 Act and are not subject to all of the investor protections of the 1940 Act, although each Subsidiary will be managed pursuant to the compliance policies and procedures of the Reinsurance Interval Fund applicable to it. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Reinsurance Interval Fund and/or a Subsidiary to operate as described in this prospectus and could adversely affect the Reinsurance Interval Fund, and, therefore, the Fund.

Market Risk. The value of the Reinsurance Interval Fund’s investments may decline, sometimes rapidly or unpredictably, due to general economic conditions that are not specifically related to a particular issuer, such as real or perceived adverse economic or political conditions throughout the world, changes in interest or currency rates or adverse investor sentiment generally. The value of the Reinsurance Interval Fund’s investments also may decline because of factors that affect a particular industry or industries.

Management and Operational Risk. The Fund and the Reinsurance Interval Fund are subject to management risk because they rely on the Adviser’s ability to achieve their investment objectives. The Reinsurance Interval Fund runs the risk that the Adviser’s investment techniques will fail to produce desired results and cause the Reinsurance Interval Fund and, in turn, the Fund to incur significant losses. The Adviser may select investments that do not perform as anticipated by the Adviser, may choose to hedge or not to hedge positions at disadvantageous times and may fail to use derivatives effectively.

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Any imperfections, errors or limitations in quantitative analyses and models used by the Adviser as part of its investment process could affect the Reinsurance Interval Fund’s performance and, in turn, that of the Fund.

The Fund and the Reinsurance Interval Fund also are subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency and other services. Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error and cyber attacks, disruptions and failures affecting, or by, a service provider.

Tax Risk. The Fund and the Reinsurance Interval Fund each currently intends to qualify for treatment as a regulated investment company (“RIC”) under Subchapter M of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to qualify for such treatment, the Fund or the Reinsurance Interval Fund, as the case may be, must derive at least 90% of its gross income each taxable year from qualifying income, meet certain asset diversification tests at the end of each fiscal quarter, and distribute at least 90% of its investment company taxable income. If the Reinsurance Interval Fund were to fail to qualify as a RIC, then, absent a cure of such failure (which might not be available), the Fund would itself fail to qualify as a RIC.

The Reinsurance Interval Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Reinsurance Interval Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the Reinsurance Interval Fund’s, and thus the Fund’s, ability to qualify for such treatment.

If, in any year, the Fund or the Reinsurance Interval Fund (and, as a result, the Fund) were to fail to qualify for treatment as a RIC under the Code for any reason, and were not able to cure such failure, the Fund or the Reinsurance Interval Fund (and, as a result, the Fund), as the case may be, would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as dividends.

Reorganization Risk. There is a risk that the Fund may not be able to complete any Reorganization on a tax-free basis. If the Reorganization is unable to be conducted as a tax-free transaction, the Board may proceed with the Reorganization as a taxable transaction or may consider other strategic alternatives.

Repurchase Offers Risk. As described under “Periodic Repurchase Offers” and “Periodic Repurchase Offers of the Reinsurance Interval Fund” below, each of the Fund and the Reinsurance Interval Fund is an “interval fund.” In order to provide liquidity to shareholders, the Reinsurance Interval Fund, subject to applicable law, conducts quarterly repurchase offers of the Reinsurance Interval Fund’s outstanding shares at NAV, subject to approval of the board of trustees of the Reinsurance Interval Fund. In all cases such repurchase offers will be for at least 5% and not more than 25%, of the Reinsurance Interval Fund’s outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund will make a repurchase offer twelve months after commencement of investment operations and quarterly thereafter, in the manner described above, pursuant to Rule 23c-3. Each of the Fund and the Reinsurance Interval Fund believes that these repurchase offers are generally beneficial to shareholders and repurchases generally are or, in the case of the Fund, will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund or the Reinsurance Interval Fund to be fully invested or may force the Fund or the Reinsurance Interval Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund or the Reinsurance Interval Fund’s investment performance. Moreover, diminution in the size of the Reinsurance Interval Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Reinsurance Interval Fund to participate in new investment opportunities or to achieve its investment objective. Similarly, a diminution in the size of the Fund through repurchases may result in the need to dispose of Reinsurance Interval Fund shares at a

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disadvantageous time or may limit the ability of the Fund to invest fully in the Reinsurance Interval Fund or to achieve its investment objective. If the Fund or the Reinsurance Interval Fund employed investment leverage, repurchases would compound the adverse effects of leverage in a declining market. In addition, if the Fund or the Reinsurance Interval Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender, by increasing the expenses of the Fund or the Reinsurance Interval Fund, as the case may be, and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund or the Reinsurance Interval Fund, as the case may be, will effect repurchases on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund and the Fund may be unable to liquidate all or a given percentage of its investment in the Reinsurance Interval Fund at NAV during a particular repurchase offer. Some shareholders of the Fund, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing the likelihood that proration will occur. Similarly, the Fund may tender more shares of the Reinsurance Interval Fund in order to meet its own repurchase requests and thereby cause the Reinsurance Interval Fund’s repurchase offers to be oversubscribed. A shareholder in the Fund, and the Fund, as a shareholder in the Reinsurance Interval Fund, may be subject to market and other risks, as the NAV of shares of the Reinsurance Interval Fund or the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tenders is determined. In addition, repurchases may be taxable events to shareholders in the Fund or to the Fund as a shareholder in the Reinsurance Interval Fund.

Expense Risk. Your actual costs of investing in the Fund may be higher than the expenses shown in “Annual Fund Operating Expenses” for a variety of reasons.

Anti-Takeover Provisions. The Fund’s and the Reinsurance Interval Fund’s Amended and Restated Agreement and Declarations of Trust, together with any amendments thereto, include provisions that could limit the ability of other entities or persons to acquire control of the Fund or the Reinsurance Interval Fund, as the case may be, or to convert the Fund or the Reinsurance Interval Fund, as applicable, to open-end status.

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FUND EXPENSES

The following table describes the combined fees and expenses of the Fund and the Reinsurance Interval Fund that you will incur (directly or indirectly) if you buy and hold Shares of the Fund. The Adviser has entered into a contractual expense limitation agreement with the Fund pursuant to which the Adviser has agreed to pay or otherwise bear operating and other expenses of the Fund, subject to certain excluded expenses, as described in the Annual Fund Operating Expenses table below. However, investors will indirectly bear fees and expenses of the Reinsurance Interval Fund, which are reflected in the following chart and in the example below.

Shareholder Transaction Expenses (fees paid directly from your investment)

Maximum Repurchase Fee(1)	2.00%

Annual Fund Operating Expenses(2) (as a percentage of net assets attributable to the Shares)

Management Fees(3)	2.00%

Interest Payments on Borrowed Funds(4)	0%

Distribution and/or Service Fees(5)	0.20%

Other Expenses(6)	0.21%

Acquired Fund Fees and Expenses(7)	0.06%

Total Annual Fund Operating Expenses	2.47%
(Fee Waiver and/or Expense Reimbursement)(8)	(0.02)%

Total Annual Fund Operating Expenses After (Fee Waiver/Expense Reimbursement)(8)	2.45%

(1)

The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase. The Reinsurance Interval Fund also may charge a repurchase fee of up to 2.00%, although it currently does not do so. The Reinsurance Interval Fund has determined not to charge such a repurchase fee to the Fund.

(2)

Amount assumes that the Fund sells $2 billion worth of Shares during the Fund’s first twelve months following commencement of investment operations, that the Fund’s net offering proceeds from such sales equal $2 billion and that the Fund’s average net assets during the period equal one-half of the net offering proceeds, or approximately $1 billion. Expenses are estimated. Actual expenses will depend on the Fund’s net assets, which will be affected by the number of Shares the Fund sells in this offering. For example, if the Fund were to raise proceeds significantly less than this amount over the first twelve months, average net assets would be significantly lower and some expenses as a percentage of net assets would be significantly higher. There can be no assurance that the Fund will sell $2 billion worth of Shares during the first twelve months following commencement of investment operations.

(3)

Only the Management Fee of the Reinsurance Interval Fund is shown. The Reinsurance Interval Fund pays the Adviser a Management Fee at the annual rate of 2.00% of the average daily net assets of the Reinsurance Interval Fund. Under the Fund’s Management Agreement, the Adviser is entitled to receive a management fee of 2.00% as payment for its services to the Fund; however, the Adviser has agreed to permanently waive all such management fees payable by the Fund with respect to assets invested in the Reinsurance Interval Fund pursuant to a contractual expense limitation agreement with the Fund. See footnote (8) below.

(4)	“Interest Payments on Borrowed Funds” reflects the borrowing costs of the Reinsurance Interval Fund.
(5)

A portion of the Distribution and/or Service Fees shown are payable by the Reinsurance Interval Fund, but will be borne indirectly by investors in the Fund as a result of the Fund’s investment in the Reinsurance Interval Fund. Distribution and/or Service Fees payable by the Reinsurance Interval Fund include a 0.05% fee paid pursuant to a Distribution and Servicing Plan adopted by the Reinsurance Interval Fund and a 0.05% fee paid pursuant to a Services Agreement between the Reinsurance Interval Fund and the Adviser, of which the Fund will indirectly pay its pro rata portion. The other portion of the Distribution and/or Service Fees shown are payable by the Fund and include a 0.05% fee paid pursuant to the Distribution and Servicing Plan adopted by the Fund and a 0.05% fee paid pursuant to the Services Agreement between the Fund and the Adviser; however, the Adviser has agreed to waive and/or reimburse all such Distribution and/or Service Fees payable by the Fund pursuant to a contractual expense limitation agreement with the Fund. See footnote (8) below.

(6)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(7)

“Acquired Fund Fees and Expenses” include the Fund’s pro rata share of the fees and expenses incurred during the fiscal year ended October 31, 2019 by the Reinsurance Interval Fund as a result of its investments in investment companies and issuers that would be investment companies but for the exceptions in Section 3(c)(1) and/or 3(c)(7) of the 1940 Act. Amounts incurred by the Reinsurance Interval Fund may be substantially higher or lower in the future because the performance of such issuers may fluctuate and the Reinsurance Interval Fund may invest in different issuers from time to time.

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(8)

The Fund is responsible for its operating expenses, which are expensed as incurred and are subject to the expense limitation agreement described below. Notwithstanding the foregoing, the Adviser has contractually agreed to permanently waive all management fees payable by the Fund that are attributable to assets of the Fund invested in another registered investment company advised by the Adviser. In addition, at least through the one-year anniversary of the date the Fund commences investment operations, the Adviser has agreed to pay or otherwise bear operating and other expenses of the Fund (excluding brokerage and transactional expenses; borrowing and other investment-related costs and fees including interest and commitment fees; short dividend expense; acquired fund fees and expenses (including all fees and expenses of the Reinsurance Interval Fund); taxes; litigation and indemnification expenses; judgments; and extraordinary expenses not incurred in the ordinary course of the Fund’s business (collectively, the “Excluded Expenses”) solely to the extent necessary to limit the total annualized amount of such expenses, other than Excluded Expenses, to 0.00% of the average daily net assets of the Fund. The expense limitation agreement may only be modified by a majority vote of the trustees who are not “interested persons” of the Fund (as defined by 1940 Act) and the consent of the Adviser.

Example. The following Example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear directly or indirectly. The Example assumes that you invest $1,000 in Shares of the Fund for the time periods indicated. Because there are no costs to you associated with repurchases of your Shares, your costs would be the same whether you hold your Shares or tender your Shares for repurchase at the end of the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses (as described above) remain the same and takes into account the effect of the fee waiver and/or expense reimbursement during the first year and the permanent management fee waiver (as described above). The Example should not be considered a representation of the Fund’s future expenses. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$25	$78	$133	$285

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FINANCIAL HIGHLIGHTS

The Fund has not commenced investment operations and its Shares have not previously been offered. Therefore, the Fund does not have any financial history. Additional information about the Fund’s investments will be available in the Fund’s annual and semi-annual reports when they are prepared.

CONSOLIDATED FINANCIAL HIGHLIGHTS OF THE REINSURANCE INTERVAL FUND

The consolidated financial highlights table set forth below is intended to help you understand the Reinsurance Interval Fund’s recent financial performance. The consolidated financial highlights include the accounts of the Reinsurance Interval Fund’s wholly-owned subsidiaries. Information contained in the table below under the headings “Per Share Data” and “Supplemental Data and Ratios” show the operating performance of the Reinsurance Interval Fund from the commencement of the Reinsurance Interval Fund’s investment operations on December 9, 2013 through October 31, 2019. This information has been derived from the Reinsurance Interval Fund’s financial statements, which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with this information and additional Reinsurance Interval Fund performance and portfolio information, appears in the Reinsurance Interval Fund’s Annual Report for the period ended October 31, 2019. To request the Reinsurance Interval Fund’s Annual Report, please call (855) 609-3680.

	Year Ended October 31, 2019	Year Ended October 31, 2018	Year Ended October 31, 2017	Year Ended October 31, 2016	Year Ended October 31, 2015	Period Ended October 31, 2014(1)
Per Share Data:

Net asset value, beginning of period	$9.18	$9.18	$10.71	$10.77	$10.84	$10.00

Income (loss) from investment operations
Net investment income (loss)(2)	— (3)	(0.01)	0.39	0.24	0.34	(0.13)
Net realized and unrealized gains (loss)	(0.76)	0.02	(1.30)	0.55	0.51	0.97

Total from investment operations	(0.76)	0.01	(0.91)	0.79	0.85	0.84

Less distributions to shareholders	—
Dividends from net realized gains	—	(0.01)
Dividends from net investment income	(0.19)		(0.62)	(0.85)	(0.92)	—

Total distributions	(0.19)	(0.01)	(0.62)	(0.85)	(0.92)	—

Net asset value, end of period	$8.23	$9.18	$9.18	$10.71	$10.77	$10.84

Total return(4)	(8.30)%	0.10%	(9.00)%	7.83%	8.33%	8.40	%(5)

Supplemental Data and Ratios:
Net assets, end of period (000s)	$4,614,798	$5,975,742	$5,017,536	$3,495,575	$2,341,184	$1,002,338
Ratio of expenses to average net assets	2.24%	2.27%	2.26%	2.26%	2.29%	2.43	%(6)
Ratio of net investment income (loss) to average net assets	(0.01)%	(0.12)%	3.87%	2.34%	3.29%	(1.42	)%(6)
Portfolio turnover rate	16.11%	15.45%	28.91%	28.57%	14.04%	0.56	%(5)

(1)	The Fund commenced operations on December 9, 2013.
(2)	Net investment income (loss) per share has been calculated based on average shares outstanding during the period.
(3)	Rounds to zero.
(4)	Total return represents the rate that an investor would have earned (or lost) on an investment in the Fund (assuming the reinvestment of all dividends and distributions).
(5)	Not annualized.
(6)	Annualized.

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THE FUND

The Stone Ridge Post-Event Reinsurance Fund (the “Fund”) is a closed-end management investment company, which has not yet commenced investment operations, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund was organized as a Delaware statutory trust on October 9, 2015, pursuant to a Certificate of Trust. The Fund has no operating history. The Fund’s principal office is located at 510 Madison Avenue, 21st Floor, New York, New York 10022.

USE OF PROCEEDS

The Fund will invest the proceeds of the offering of shares (“Shares”) in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies upon receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund. The Fund will invest all or substantially all of its assets in the Stone Ridge Reinsurance Risk Premium Interval Fund (the “Reinsurance Interval Fund”). The Reinsurance Interval Fund will invest the proceeds of its offering of shares in accordance with its investment objective and policies as stated in its prospectus. It is currently anticipated that the Reinsurance Interval Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately one to three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Reinsurance Interval Fund as well as the availability of investments consistent with the Reinsurance Interval Fund’s investment objective and strategies. Pending investment of the net proceeds, the Reinsurance Interval Fund will invest in high quality, short-term debt securities, cash and/or cash equivalents.

INVESTMENT OBJECTIVE, POLICIES AND RISKS

When used in this prospectus, the term “invest” includes both direct investing and indirect investing and the term “investments” includes both direct investments and indirect investments. For example, the Reinsurance Interval Fund may invest indirectly by investing in derivatives or through one or more wholly-owned and controlled subsidiaries (each, a “Subsidiary”). The Reinsurance Interval Fund may be exposed to the different types of investments described below through its investments in a Subsidiary. The allocation of the Reinsurance Interval Fund’s portfolio in a Subsidiary will vary over time and might not always include all of the different types of investments described herein.

INVESTMENT OBJECTIVE

The Fund’s investment objective is to achieve long-term capital appreciation. There can be no assurance that the Fund will achieve its investment objective.

PRINCIPAL INVESTMENT POLICIES

The Fund will pursue its investment objective by investing all or substantially all of its assets in the Reinsurance Interval Fund, a closed-end management investment company; the Fund’s investment objective is the same as that of, and the Fund’s policies (through investments in the Reinsurance Interval Fund) are substantially the same as those of, the Reinsurance Interval Fund. The Reinsurance Interval Fund pursues its investment objective by investing primarily in reinsurance-related securities, including event-linked bonds, Quota Share Notes and Excess of Loss Notes and, to a lesser extent, the Reinsurance Interval Fund may also invest in ILW Notes, event-linked swaps and equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”). Under normal circumstances, the Reinsurance Interval Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities. Reinsurance-related securities typically are “high-yield.” Reinsurance-related debt securities that are below investment-grade may be referred to as “junk bonds.” Accordingly, the Reinsurance Interval Fund’s portfolio will be primarily invested in high yield, high risk securities. High yield securities typically are of below-investment-grade quality and may either have

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below-investment-grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics, or may be unrated but of comparable credit quality to securities with below-investment-grade credit ratings. Stone Ridge Asset Management LLC (“Stone Ridge” or the “Adviser”) has broad discretion to allocate the Reinsurance Interval Fund’s assets among these investment categories. The Reinsurance Interval Fund may invest in reinsurance-related securities across the high yield spectrum, but generally intends to focus its investments in higher yielding, higher risk securities within the below investment-grade category. The Reinsurance Interval Fund has no limit as to the maturity of the securities in which it invests or as to the market capitalization of the issuer. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Reinsurance Interval Fund may invest without limitation in illiquid securities.

Event-linked bonds are variable rate debt securities for which the return of principal and payment of interest are contingent on the non-occurrence of a specified trigger event(s) that leads to economic and/or human loss, such as an earthquake of a particular magnitude or a hurricane of a specific category. The most common type of event-linked bonds is known as “catastrophe” or “CAT” bonds. The Reinsurance Interval Fund may invest in event-linked bonds in one or more of three ways: the Reinsurance Interval Fund may purchase event-linked bonds when initially offered; the Reinsurance Interval Fund may purchase event-linked bonds in the secondary, over-the-counter market; or the Fund may gain indirect exposure to event-linked bonds using derivatives. The Reinsurance Interval Fund may pursue other types of event-linked derivative strategies using derivative instruments that are typically contingent, or formulaically related to defined trigger events.

Trigger events may include hurricanes, earthquakes and weather-related phenomena, non-natural catastrophes, such as plane crashes, or other events resulting in a specified level of physical or economic loss, such as mortality or longevity. Trigger events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. In order for a trigger event to be deemed to have occurred, each of the three criteria must be satisfied while the bond is outstanding or the derivative position remains open. The Reinsurance Interval Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by event-linked bonds in which it can invest. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, pandemics, epidemics, fires and floods. Non-natural perils include disasters resulting from human activity such as commercial and industrial accidents or business interruptions. Some event-linked bonds reference only a single event. Other event-linked bonds may reference multiple events, the occurrence of any one (or other number) of which would satisfy these criteria. Alternatively, an event-linked bond may not specify a particular peril. In these cases, only the geographic area and threshold of physical or economic loss determines whether a trigger event has occurred. For example, certain event-linked bonds, commonly referred to as “mortality” bonds (discussed further below), have trigger events that are deemed to occur if a specific number of deaths occur in an identified geographic area regardless of the peril which caused the loss of life.

If the trigger event(s) occurs prior to a bond’s maturity or prior to the Reinsurance Interval Fund’s closing out a derivative position, the Reinsurance Interval Fund may lose all or a portion of its principal and forgo additional interest. In this regard, event-linked bonds typically have a special condition that states that if the sponsor suffers a loss from a particular pre-defined catastrophe or other event that results in physical and/or economic loss, then the issuer’s obligation to pay interest and/or repay the principal is either deferred or completely forgiven. For example, if the Reinsurance Interval Fund holds a bond that covers a sponsor’s losses due to a hurricane with a “trigger” at $1 billion and a hurricane hits causing $1 billion or more in losses to such sponsor, then the Reinsurance Interval Fund will lose all or a portion of its principal invested in the bond and forgo all or a portion of any future interest payments. If the trigger event(s) does not occur, the Reinsurance Interval Fund will recover its principal plus interest. Interest typically accrues and is paid on a quarterly basis for the specified duration of the bond, as long as the trigger event(s) does not occur. Although principal typically is repaid only on the maturity date, it may be repaid in installments, depending on the terms of the bond.

The Reinsurance Interval Fund may invest in both longevity bonds and mortality bonds, which are fixed-income securities, typically issued by special purpose vehicles. The terms of a longevity bond typically provide that the investor in the bond will receive less than the bond’s par amount at maturity if the actual average longevity (life

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span) of a specified population of people observed over a specified period of time (typically measured by a longevity index) is higher than a specified level. If longevity is higher than expected, the bond will return less than its par amount at maturity, and could return no principal at maturity. Other types of longevity bonds may provide that if the actual average longevity of two separate populations of people observed over a specified period of time diverge by more than a specified amount, the bonds will pay less than their par amount at maturity. A mortality bond, in contrast to a longevity bond, typically provides that the investor in the bond will receive less than the bond’s par amount at maturity if the mortality rate of a specified population of people observed over a specified period of time (typically measured by a mortality index) is higher than a specified level. Some mortality bonds, often referred to as “extreme mortality bonds” contain remote event triggers, which provide that the bonds will lose principal only if the mortality rate of the specified population is substantially higher than the expected level. During their term, both longevity bonds and mortality bonds typically pay a floating rate of interest to investors. The Reinsurance Interval Fund may also gain this type of exposure through event-linked derivative instruments, such as swaps, that are contingent on or formulaically related to longevity or mortality risk.

When selecting event-linked bonds, Quota Share Notes and other reinsurance-related securities for investment, the Adviser evaluates the evolving universe of reinsurance-related securities by performing its own analysis based on quantitative and qualitative research. The Adviser may rely upon information and analysis obtained from brokers, dealers and ratings organizations, among other sources. The Adviser then uses quantitative and qualitative analysis to select appropriate reinsurance-related securities within each trigger-event category. Trigger event categories include “indemnity triggers,” which are tied to the losses of the issuer; “parametric triggers,” which are tied to the non-occurrence of specific events with defined parameters; “industry loss triggers,” which are tied to industry-wide losses; and “modeled loss triggers,” which are tied to the hypothetical losses resulting from a modeled event and could be issuer-specific or industry-wide. Certain investments may have multiple triggers or a combination of the different types of triggers. The Adviser’s qualitative and quantitative analysis may consider various factors, such as trigger transparency, sponsor basis risk, call provisions, moral hazard, and correlation with other investments, and will also guide the Adviser in determining the desired allocation of reinsurance-related securities by peril and geographic exposure.

The reinsurance-related securities in which the Reinsurance Interval Fund typically invests are preferred shares or notes issued by a special purpose vehicle (“SPV”) whose performance is tied to underlying reinsurance transaction(s), including Quota Share Notes, Excess of Loss Notes and ILW Notes. The Reinsurance Interval Fund, as holder of a note or preferred share issued by the SPV, would be entitled to participate in the underwriting results and investment earnings associated with the SPV’s underlying reinsurance contracts.

Because most event-linked bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are unrated, a substantial portion of the Reinsurance Interval Fund’s assets will typically be invested in unrated securities determined by the Adviser to be of comparable quality to below-investment-grade securities, similar in some respects to high yield corporate bonds. Event-linked catastrophe bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are exposed to catastrophic insurance risk, whereas high yield bonds are typically exposed to the potential default of financially distressed issuers. The Reinsurance Interval Fund has no limit as to the maturity of the reinsurance-related securities in which it invests or as to the market capitalization of the issuer. The Reinsurance Interval Fund may invest in event-linked bonds, Quota Share Notes, Excess of Loss Notes, ILW Notes and debt securities of any credit rating, including those rated below investment grade or, if unrated, determined by the Adviser to be of comparable quality. With respect to event-linked bonds, the rating, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event(s) will occur, as well as the overall expected loss to the bond principal. In addition to ratings issued by rating agencies, event-linked bonds are generally issued with an attachment probability and expected loss percentage determined by an independent modeler (a “risk model”). A risk model is created based on historical data and averages as well as scientific and probabilistic analysis and is used to inform investors and others on the potential impact of a wide variety of catastrophic events or other specified events that result in physical and/or economic loss. The Adviser, in selecting investments for the Reinsurance Interval Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security or a broker. The Adviser may also consider its own risk models based on comparable prior transactions, quantitative analysis, and industry knowledge.

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In implementing the Reinsurance Interval Fund’s investment strategy, Stone Ridge will seek to invest in reinsurance-related securities tied to a varied group of available perils and geographic regions. Further, within each region and peril, Stone Ridge seeks to hold a balance of exposures to underlying insurance and reinsurance carriers, trigger types, and lines of business. The Adviser will continue to monitor the risk of the Reinsurance Interval Fund’s investments on a regular basis. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Reinsurance Interval Fund will normally invest significant amounts of its assets in non-U.S. entities.

The Reinsurance Interval Fund retains the flexibility to invest in other instruments as the Adviser may consider appropriate from time to time, including registered investment companies, U.S. government securities, cash and cash equivalents. The Reinsurance Interval Fund may also enter into other types of investments that enable the Reinsurance Interval Fund to provide risk transfer services, as the Adviser may consider appropriate from time to time, including participating in Lloyd’s syndicates. A Lloyd’s syndicate supports a group of underwriters who participate in the Lloyd’s insurance market to insure and spread the risks of different businesses, organizations and individuals. The risks of participating in Lloyd’s syndicates are substantially similar to the risks associated with investing in reinsurance-related securities. The Reinsurance Interval Fund may make investments directly or indirectly through one or more Subsidiaries. Each Subsidiary may invest in reinsurance-related securities or any other security or other instrument that the Fund may hold directly. References herein to the Reinsurance Interval Fund include references to a Subsidiary in respect of the Reinsurance Interval Fund’s exposure to its investments.

Reinsurance-Related Securities

The Reinsurance Interval Fund will invest substantially in reinsurance-related securities, including “event-linked” bonds, a type of reinsurance-related security, which sometimes are referred to as “insurance-linked” or “catastrophe” bonds, Quota Share Notes, ILW Notes and Excess of Loss Notes.

Event-Linked Bonds. Event-linked bonds are variable rate debt securities for which the return of principal and payment of interest are contingent on the non-occurrence of a specified trigger event(s) that leads to economic and/or human loss, such as an earthquake of a particular magnitude or a hurricane of a specific category. In most cases, the trigger event(s) will not be deemed to have occurred unless the event(s) happened in a particular geographic area and was of a certain magnitude (based on independent scientific readings) and/or caused a certain amount of actual or modeled loss. Geographic areas identified by event-linked bonds range broadly in scope. A limited number of event-linked bonds do not identify a geographic area, meaning that the event can occur anywhere. The majority of event-linked bonds relate to events occurring within the United States (or a single state or group of states within the United States), Europe (or a single European country) or Japan. Event-linked bonds also identify a threshold of physical or economic loss. The trigger event is deemed to have occurred only if the event meets or exceeds the specified threshold of physical or economic loss. Some event-linked bonds base the occurrence of the trigger event on losses reported by a specific insurance company or by the insurance industry. Other event-linked bonds base the occurrence of the trigger event on modeled payments (for a single insurer or across the insurance industry), an industry index or indices, or readings of scientific instruments. Some event-linked bonds utilize a combination of the aforementioned thresholds. The Reinsurance Interval Fund is entitled to receive principal and interest payments so long as no trigger event(s) occurs of the description and magnitude specified by the instrument. Event-linked bonds may be sponsored by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities. Event-linked bonds are typically rated by at least one nationally recognized statistical rating agency, but also may be unrated. The rating for an event-linked bond, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event(s) will occur. This rating also reflects the event-linked bond’s credit risk and the model used to calculate the probability of a trigger event.

If a “sponsor,” such as an insurance company or reinsurance company (a company that insures insurance companies), wants to transfer some or all of the risk it assumes in insuring against certain losses, it can set up a separate legal structure — commonly known as an SPV. Municipal, state and foreign governments and private companies may also sponsor catastrophe bonds as a hedge against natural or non-natural disasters. The SPV is a passive and independent intermediary structure standing between the bond holders and the sponsor. Immediately after issuing the bonds to investors, the SPV enters into a “cover agreement” with the sponsor, through which the

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SPV provides the sponsor with a measure of protection against specified catastrophic or other similar events. The SPV generally puts the proceeds received from the bond issuance (the “principal”) into a trust account. The SPV uses this principal amount as “collateral” in order to secure its obligation under the cover agreement. The principal amount from the bond issuance held as collateral is generally invested into high-quality instruments (such as U.S. Treasury securities or U.S. Treasury money market funds). The earnings on these high quality instruments, as well as insurance premiums paid by the sponsor, are used to make periodic, variable rate interest payments to investors (e.g., the Reinsurance Interval Fund). The reinsurance-related securities typically have rates of interest that reflect the returns of such short-term collateral investments, plus a premium.

As long as the corresponding trigger event(s) covered by the bond — whether a windstorm in Europe or an earthquake in California — does not occur during the time investors own the bond, investors will receive their interest payments and, when the bond matures, their principal back from the SPV. Many catastrophe bonds mature in three years, although terms generally range from one to five years, depending on the bond. If the event does occur, however, the sponsor’s right to the collateral is “triggered.” This means the sponsor receives the collateral, instead of investors receiving it when the bond matures, causing investors to lose most — or all — of their principal and unpaid interest payments. When this happens, the SPV might also have the right to extend the maturity of the bonds to verify that the trigger did occur or to process and audit insurance claims. Depending on the bond, the extension can last anywhere from three months to two years or more.

Other Event-Linked Securities. The Reinsurance Interval Fund may also seek to gain exposure to reinsurance contracts by holding notes or preferred shares issued by an SPV whose performance is tied to underlying reinsurance transaction(s). In implementing the Reinsurance Interval Fund’s investment strategy, Stone Ridge will seek to invest in reinsurance-related securities tied to a varied group of available perils and geographic regions. Further, within each region and peril, Stone Ridge seeks to hold a balance of exposures to underlying insurance and reinsurance carriers, trigger types, and lines of business.

Illiquid and Restricted Securities

The Fund’s and the Reinsurance Interval Fund’s investments in illiquid securities may be substantial. The Board and the board of trustees of the Reinsurance Interval Fund have delegated to the Adviser the responsibility for determining whether the securities in which the Fund and the Reinsurance Interval Fund invest are liquid or illiquid, which Stone Ridge carries out on a case-by-case basis based on procedures approved by the Board and the board of trustees of the Reinsurance Interval Fund that set forth various factors relating to the Fund’s and the Reinsurance Interval Fund’s ability to dispose of such securities in an appropriate manner. Certain of the instruments in which the Reinsurance Interval Fund may invest, including most event-linked bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are restricted securities in that their disposition is restricted by the federal securities laws or otherwise, such as securities offered privately pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “1933 Act”), and securities issued pursuant to Rule 144A under the 1933 Act. Notwithstanding these limitations on resale, certain restricted securities may be treated as liquid if the Adviser determines pursuant to the applicable procedures that such treatment is warranted. Similarly, the shares of the Reinsurance Interval Fund held by the Fund may, at times, be deemed to be illiquid for purposes of Rule 23c-3 under the 1940 Act. The Board and the board of trustees of the Reinsurance Interval Fund will monitor and periodically review liquidity determinations. For certain risks related to investments in illiquid instruments, see “Risk Considerations — Illiquidity and Restricted Securities Risk” below.

Below-Investment-Grade Securities

Because most event-linked bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are unrated, a substantial portion of the Reinsurance Interval Fund’s assets will typically be invested in unrated securities determined by the Adviser to be of comparable quality to below-investment-grade securities, similar in some respects to high yield corporate bonds. Event-linked catastrophe bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes are exposed to catastrophic insurance risk, whereas high yield bonds are typically exposed to the potential default of financially distressed issuers. The Reinsurance Interval Fund has no limit as to the maturity of the securities in which it invests or as to the market capitalization of the issuer. The Reinsurance Interval Fund may invest in event-linked bonds, Quota Share Notes, Excess of Loss Notes, ILW Notes and debt securities of

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any credit rating, including those rated below investment grade (commonly referred to as “junk bonds”) or, if unrated, determined by the Adviser, to be of comparable quality. With respect to event-linked bonds, the rating, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event(s) will occur, as well as the overall expected loss to the bond principal. In addition to ratings issued by rating agencies, event-linked bonds are generally issued with an attachment probability and expected loss percentage determined by an independent modeler (a “risk model”). A risk model is created based on historical data and averages as well as scientific and probabilistic analysis and is used to inform investors and others on the potential impact of a wide variety of catastrophic events or other specified events that result in physical and/or economic loss. The Adviser, in selecting investments for the Reinsurance Interval Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security or a broker. The Adviser may also consider its own risk models based on comparable prior transactions, quantitative analysis, and industry knowledge. The event-linked bonds in which the Reinsurance Interval Fund may invest may also be subordinated or “junior” to more senior securities of the issuer. The investor in a subordinated security of an issuer is generally entitled to payment only after other holders of debt in that issuer have been paid.

Certain of the reinsurance-related securities in which the Reinsurance Interval Fund intends to invest are structured as variable rate, or floating-rate, debt securities, which will be secured by the collateral contributed by the Reinsurance Interval Fund and other investors to the relevant SPVs sponsored by the ceding insurer. The collateral is typically invested in short-term instruments, such as U.S. Treasury securities or U.S. Treasury money market funds. The reinsurance-related securities typically have rates of interest that reflect the returns of such short-term collateral instruments, plus a premium.

Derivatives

The Reinsurance Interval Fund may enter into derivatives transactions with respect to any security or other instrument in which it is permitted to invest or any security, instrument, index or economic indicator related to such instruments (“reference instruments”). Derivatives are financial instruments the value of which is derived from an underlying reference instrument. Derivatives transactions can involve substantial risk. Derivatives typically allow the Reinsurance Interval Fund to increase or decrease the level of risk to which it is exposed more quickly and efficiently than transactions in other types of instruments. The Reinsurance Interval Fund incurs costs in connection with opening and closing derivatives positions. The Reinsurance Interval Fund may engage in the derivative transactions set forth below, as well as in other derivative transactions with substantially similar characteristics and risks. The Reinsurance Interval Fund may but is not required to use futures and options on securities, indices and currencies, forward foreign currency exchange contracts, stock index futures, swaps, including event-linked swaps, and other derivative instruments. The Reinsurance Interval Fund may use derivatives for a variety of purposes, including (i) as a hedge against adverse changes in the market prices of securities, interest rates or, to a lesser extent, currency exchange rates, (ii) as a substitute for purchasing or selling securities, (iii) to seek to increase the Reinsurance Interval Fund’s return as a non-hedging strategy that may be considered speculative, or (iv) to manage portfolio exposures.

Derivative transactions may give rise to a form of leverage. Leverage may cause the Reinsurance Interval Fund to be more volatile than if it had not been leveraged, as certain types of leverage may exaggerate the effect of any increase or decrease in the value of the Reinsurance Interval Fund’s portfolio securities. The loss on leverage transactions may substantially exceed the initial investment. The Reinsurance Interval Fund may be required to segregate or “earmark” liquid assets or otherwise cover the Reinsurance Interval Fund’s obligation created by a transaction that gives rise to leverage.

Non-U.S. Investments

The Reinsurance Interval Fund may invest directly or indirectly without limit in foreign government and foreign corporate debt securities. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Reinsurance Interval Fund will normally invest significant amounts of its assets in foreign securities. Non-U.S. issuers are issuers that are organized and/or have their principal offices outside of the United States. Non-U.S. securities may be issued by non-U.S. governments, banks or corporations, private issuers, or certain supranational organizations, such as the World Bank and the European Union.

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U.S. Government Securities

The Reinsurance Interval Fund may invest in U.S. government securities, which are obligations of, or guaranteed by, the U.S. government, its agencies or government-sponsored entities. U.S. government securities include issues by non-governmental entities (like financial institutions) that carry direct guarantees from U.S. government agencies as part of government initiatives. Although the U.S. government guarantees principal and interest payments on securities issued by the U.S. government and some of its agencies, such as securities issued by the Government National Mortgage Association (Ginnie Mae), this guarantee does not apply to losses resulting from declines in the market value of these securities. Some of the U.S. government securities that the Reinsurance Interval Fund may hold are not guaranteed or backed by the full faith and credit of the U.S. government, such as those issued by Fannie Mae and Freddie Mac.

Equity Securities

Equity securities include common stocks, warrants and rights, as well as “equity equivalents” such as preferred stocks and securities convertible into common stock. The equity securities in which the Reinsurance Interval Fund invests may be publicly or privately offered. Preferred stocks generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. The dividend rate of preferred stocks may cause their prices to behave more like those of debt securities. A convertible security is one that can be converted into or exchanged for common stock of an issuer within a particular period of time at a specified price, upon the occurrence of certain events or according to a price formula. Convertible securities offer the Reinsurance Interval Fund the ability to participate in equity market movements while also seeking some current income. Convertible debt securities pay interest and convertible preferred stocks pay dividends until they mature or are converted, exchanged or redeemed. The Reinsurance Interval Fund considers some convertible securities to be “equity equivalents” because they are convertible into common stock. The credit ratings of those convertible securities generally have less impact on the investment decision, although they may still be subject to credit and interest rate risk.

Borrowing and Leverage

Each of the Fund and the Reinsurance Interval Fund may obtain leverage through borrowings in seeking to achieve its investment objective. Each of the Fund’s and the Reinsurance Interval Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. The 1940 Act requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities. This means that the value of each of the Fund’s and the Reinsurance Interval Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund or the Reinsurance Interval Fund issues the senior securities. Each of the Fund and the Reinsurance Interval Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s or the Reinsurance Interval Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above.

Investments or trading practices that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund or the Reinsurance Interval Fund designate liquid assets in an amount the Fund or the Reinsurance Interval Fund believe to be equal to its contractual obligations (marked-to-market on a daily basis) or, for certain instruments, appropriately “covers” such obligations with offsetting positions. Borrowing money involves transaction and interest costs. The Reinsurance Interval Fund may pay a commitment fee or other fees to maintain a line of credit, and will pay interest on amounts it borrows.

In addition to any more stringent terms imposed by a lender, the 1940 Act generally requires a closed-end fund to make provision to prohibit the declaration of any dividend (except a dividend payable in stock of the fund) or distribution on the fund’s stock or the repurchase of any of the fund’s stock, unless, at the time of the declaration or repurchase, there is asset coverage of at least 300%, after deducting the amount of the dividend, distribution or purchase price, as the case may be. Leverage can have the effect of magnifying the Fund’s or the Reinsurance Interval Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the

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NAV of each of the Fund and the Reinsurance Interval Fund. This means the Fund or the Reinsurance Interval Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund or the Reinsurance Interval Fund owned its assets on an unleveraged basis. The value of an investment in the Fund or the Reinsurance Interval Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund or the Reinsurance Interval Fund are exposed to leverage directly or indirectly.

Reverse Repurchase Agreements

The Reinsurance Interval Fund may enter into reverse repurchase agreements pursuant to which the Reinsurance Interval Fund transfers securities to a counterparty in return for cash and agrees to repurchase the securities at a later date and for a higher price. Reverse repurchase agreements are treated as borrowings by the Reinsurance Interval Fund, are a form of leverage and may make the value of an investment in the Reinsurance Interval Fund more volatile and increase the risks of investing in the Reinsurance Interval Fund. Entering into reverse repurchase agreements and other borrowing transactions may cause the Reinsurance Interval Fund to liquidate positions at a disadvantageous time or price in order to satisfy its obligations or meet segregation requirements.

To the extent required by Commission guidelines, if a transaction (such as a reverse repurchase agreement) exposes the Reinsurance Interval Fund to an obligation to another party it will either: (1) enter an offsetting (“covered”) position for the same type of financial asset; (2) segregate cash or liquid securities with a value sufficient at all times to cover its potential obligations; or (3) treat such obligation as a senior security under Section 18 of the 1940 Act. To the extent that such instruments are covered, they will not be considered “senior securities” under the 1940 Act and therefore will not be subject to the 300% asset coverage requirement otherwise applicable to senior securities issued by the Reinsurance Interval Fund. Assets used as cover or segregated cannot be sold while the position(s) requiring cover is open unless replaced with other appropriate assets.

Subsidiaries

Some of the assets of the Reinsurance Interval Fund are invested through one or more Subsidiaries, which, like the Reinsurance Interval Fund, invest in reinsurance-related and other securities. Under an investment management agreement with a Subsidiary, the Adviser provides a Subsidiary with the same type of management services as the Adviser provides to the Reinsurance Interval Fund. To the extent the Adviser receives compensation for providing such services to a Subsidiary, the Adviser will not receive compensation from the Reinsurance Interval Fund in respect of the assets of the Reinsurance Interval Fund that are invested in a Subsidiary. The Reinsurance Interval Fund does not currently intend to sell or transfer all or any portion of its ownership interest in a Subsidiary. The Reinsurance Interval Fund reserves the right to establish an additional subsidiary or subsidiaries, subject to the approval of the board of trustees of the Reinsurance Interval Fund.

Changes to the Reinsurance Interval Fund’s Investment Policies

The Reinsurance Interval Fund’s investment objective and policies may be changed without shareholder approval unless an objective or policy is identified in the Reinsurance Interval Fund’s prospectus or in the Reinsurance Interval Fund’s Statement of Additional Information as “fundamental.” The Reinsurance Interval Fund’s policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in reinsurance-related securities, may be changed by the board of trustees of the Reinsurance Interval Fund upon at least 60 days prior written notice to shareholders of the Reinsurance Interval Fund, including the Fund.

Cash Management and Temporary Investments

Normally, the Fund and the Reinsurance Interval Fund invest substantially all of their assets to meet their investment objectives. The Fund and the Reinsurance Interval Fund may invest the remainder of their assets in securities with remaining maturities of less than one year or cash equivalents, or may hold cash. For temporary defensive purposes, including during periods of unusual cash flows, the Reinsurance Interval Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or may hold cash. The Reinsurance Interval Fund may adopt a defensive strategy when the Adviser believes securities in which the Reinsurance Interval Fund normally invests have special or unusual risks or are less attractive due to adverse market, economic, political or other conditions.

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Additional Investment Practices

In addition to the investment strategies described above, the Reinsurance Interval Fund may also use other investment techniques, including the following from time to time.

Short-Term Trading. At times, the Reinsurance Interval Fund may engage in short-term trading, usually with respect to certain derivative instruments on the types of instruments the Reinsurance Interval Fund is permitted to hold in its portfolio. If the Reinsurance Interval Fund engages in frequent short-term trading, it may incur additional operating expenses, which would reduce performance, and could cause shareholders to incur a higher level of taxable income or capital gains.

Securities Lending. The Reinsurance Interval Fund may earn additional income from lending securities. The value of securities loaned may not exceed 33 1⁄3% of the value of the Reinsurance Interval Fund’s total assets, which includes the value of collateral received. To the extent the Reinsurance Interval Fund loans a portion of its securities, the Reinsurance Interval Fund will generally receive collateral consisting of cash or U.S. government securities. Collateral received will be marked to market daily and will generally be at least equal at all times to the value of the securities on loan. Subject to its stated investment policies, the Reinsurance Interval Fund will generally invest cash collateral received for the loaned securities in securities of the U.S. Government or its agencies, repurchase agreements collateralized by securities of the U.S. Government or its agencies, and unaffiliated registered and unregistered money market funds. For purposes of this paragraph, agencies include both agency debentures and agency mortgage backed securities.

Investments in Other Investment Companies. The Reinsurance Interval Fund may invest in the securities of other investment companies, which can include open-end funds, closed-end funds, unit investment trusts and business development companies. The Reinsurance Interval Fund may invest in exchange-traded funds, which are typically open-end funds or unit investment trusts listed on a stock exchange. One reason the Reinsurance Interval Fund might do so is to gain exposure to segments of the markets represented by another fund at times when the Reinsurance Interval Fund might not be able to buy the particular type of securities directly. As a shareholder of an investment company, the Reinsurance Interval Fund would be subject to its ratable share of that investment company’s expenses, including its advisory and administration expenses. The Reinsurance Interval Fund does not intend to invest in other investment companies unless the Adviser believes that the potential benefits of the investment justify the payment of any premiums or sales charges. Absent Commission exemptive or similar relief, the Reinsurance Interval Fund’s investments in the securities of other investment companies are subject to the limits that apply to those types of investments under the 1940 Act.

Corporate Debt Obligations. The Reinsurance Interval Fund may purchase debt obligations, such as bonds, debentures, notes and preferred stock issued by U.S. and foreign corporations, partnerships or other business entities. Debt securities purchased by the Reinsurance Interval Fund may be subordinate to other liabilities of the issuer. If a borrower becomes insolvent, the borrower’s assets may be insufficient to meet its obligations.

Portfolio Turnover

Because the Fund has not commenced investment operations as of the date of this prospectus, the Fund has no reportable turnover rate. The Reinsurance Interval Fund’s portfolio turnover rate for the fiscal year ended October 31, 2019 was 16.11%. A high turnover rate (100% or more) of the Fund or the Reinsurance Interval Fund generally involves greater expenses to the Fund.

RISK CONSIDERATIONS

Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. Because the Fund will invest all or substantially all of its assets in the Reinsurance Interval Fund, the Fund is subject to the same risks as the Reinsurance Interval

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Fund. The reinsurance-related securities in which the Reinsurance Interval Fund invests are typically considered “high yield” and many reinsurance-related debt securities may be considered “junk bonds.” It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age, and risk tolerance. Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of the investment.

The Fund is subject to the principal risks described below based on its investments in the Reinsurance Interval Fund, whether through the Reinsurance Interval Fund’s (i) derivatives positions or other investments, (ii) investments through a Subsidiary or (iii) direct investments. As with any investment company, there is no guarantee that the Fund will achieve its investment objective. You could lose all or part of your investment in the Fund, and the Fund could underperform other investments.

No Prior History

The Fund is a closed-end management investment company with no history of operations and thus has no financial statements or other meaningful operating or financial data on which potential investors may evaluate the Fund and its performance, and is designed for long-term investors and not as a short-term trading vehicle.

Reinsurance-Related Securities Risk. The principal risk of an investment in a reinsurance-related security is that a triggering event(s) (e.g., (i) natural events, such as a hurricane, tornado or earthquake of a particular size/magnitude in a designated geographic area; or (ii) non-natural events, such as large aviation disasters) will occur and the Reinsurance Interval Fund will lose all or a significant portion of the principal it has invested in the security and the right to additional interest payments with respect to the security. If multiple triggering events occur that impact a significant portion of the portfolio of the Reinsurance Interval Fund, the Reinsurance Interval Fund could suffer substantial losses and an investor, such as the Fund, will lose money. A majority of the Reinsurance Interval Fund’s assets will be invested directly or indirectly in reinsurance-related securities tied to natural events and/or non-natural disasters and there is inherent uncertainty as to whether, when or where such events will occur. There is no way to accurately predict whether a triggering event will occur and, because of this significant uncertainty, reinsurance-related securities carry a high degree of risk.

Event-Linked Bonds. Event-linked or catastrophe bonds carry large uncertainties and major risk exposures to adverse conditions. If a trigger event, as defined within the terms of the bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the Reinsurance Interval Fund may lose a portion or all of its investment in such security, including accrued interest and/or principal invested in such security. Such losses may be substantial. Because catastrophe bonds cover “catastrophic” events that, if they occur, will result in significant losses, catastrophe bonds carry a high degree of risk of loss and are considered “high yield” or “junk bonds.” The rating, if any, primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Thus, lower-rated bonds have a greater likelihood of a triggering event occurring and loss to the Reinsurance Interval Fund.

Catastrophe bonds are also subject to extension risk. The sponsor of such an investment might have the right to extend the maturity of the bond or note to verify that the trigger event did occur or to process and audit insurance claims. The typical duration of mandatory and optional extensions of maturity for reinsurance-related securities currently is between three months to two years. In certain circumstances, the extension may exceed two years. An extension to verify the potential occurrence of a trigger event will reduce the value of the bond or note due to the uncertainty of the occurrence of the trigger event and will hinder the Reinsurance Interval Fund’s ability to sell the bond or note. Even if it is determined that the trigger event did not occur, such an extension will delay the Reinsurance Interval Fund’s receipt of the bond’s or note’s principal and prevent the reinvestment of such proceeds in other, potentially higher yielding securities.

Catastrophe bonds have been in use only since the mid-1990s. As a relatively new type of financial instrument, there is limited trading history for these securities, and in certain instances there may be a limited or no active

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trading market, which may impair the ability of the Reinsurance Interval Fund to realize full value in the event of the need to liquidate such assets.

Quota Share Notes, Excess of Loss Notes and ILW Notes. The Reinsurance Interval Fund will gain exposure (directly or indirectly) to reinsurance contracts through Quota Share Notes and may gain exposure to reinsurance contracts through Excess of Loss Notes and ILW Notes. These securities are subject to the same risks discussed herein for event-linked or catastrophe bonds. In addition, because Quota Share Notes, Excess of Loss Notes and ILW Notes represent an interest, either proportional or non-proportional, in one or more underlying reinsurance contracts, the Reinsurance Interval Fund has limited transparency into the individual underlying contract(s) and, therefore, must rely upon the risk assessment and sound underwriting practices of the sponsor. Accordingly, it may be more difficult for the Adviser to fully evaluate the underlying risk profile of the Reinsurance Interval Fund’s investment in Quota Share Notes, Excess of Loss Notes and ILW Notes, which will place the Reinsurance Interval Fund’s assets at greater risk of loss than if the Adviser had more complete information. The lack of transparency may also make the valuation of Quota Share Notes, Excess of Loss Notes and ILW Notes more difficult and potentially result in mispricing that could result in losses to the Reinsurance Interval Fund. See “Illiquidity and Restricted Securities Risk” and “Valuation Risk” below. In Quota Share Notes trades, ILW Notes trades and Excess of Loss Notes trades, the Reinsurance Interval Fund cannot lose more than the amount invested.

Risk-Modeling Risk. The Adviser, in selecting investments for the Reinsurance Interval Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security or a broker. The Adviser may also consider its own risk models based on comparable prior transactions, quantitative analysis, and industry knowledge. Risk models are designed to assist investors, governments, and businesses understand the potential impact of a wide variety of catastrophic events and allow such parties to analyze the probability of loss in regions with the highest exposure. The Adviser will use the output of the risk models before and after investment to assist the Adviser in assessing the risk of a particular reinsurance-related security or a group of such securities. Risk models are created using historical, scientific and other related data, and they may use quantitative methods. Because such risk models are based in part upon historical data and averages, there is no guarantee that such information will accurately predict the future occurrence, location or severity of any particular catastrophic event and thus may fail to accurately calculate the probability of a trigger event and may underestimate the likelihood of a trigger event. Securities or other investments selected using quantitative methods may perform differently from the market as a whole or from their expected performance for many reasons, including factors used in building the quantitative analytical framework, the weights placed on each factor, and changing sources of market returns, among others. In addition, any errors or imperfections in a risk model (quantitative or otherwise), analyses, the data on which they are based or any technical issues with the construction of the models (including, for example, data problems and/or software or other implementation issues) could adversely affect the ability of the Adviser to use such analyses or models effectively, which in turn could adversely affect the Reinsurance Interval Fund’s performance. Risk models are used by the Adviser as one input in its risk analysis process for Reinsurance Interval Fund investments. There can be no assurance that these methodologies will help the Reinsurance Interval Fund to achieve its investment objective.

Longevity and Mortality Risk. Longevity risk is the risk that members of a reference population will live longer, on average, than anticipated. Mortality risk is the risk that members of a reference population will live shorter, on average, than anticipated. Such risks are among the most significant faced by life insurers, annuity providers and pension funds because changes in longevity or mortality rates can significantly affect the liabilities and cash needs of those entities. Longevity bonds and mortality bonds purchased by the Reinsurance Interval Fund involve the risk that the Adviser may incorrectly predict the actual level of longevity or mortality, as applicable, for the reference population of people, and the Reinsurance Interval Fund will lose all or a portion of the amount of its investment in the bond. With respect to mortality bonds held by the Reinsurance Interval Fund, there is also the risk that an epidemic or other catastrophic event could strike the reference population, resulting in mortality rates exceeding expectations and in the Fund losing all or a portion of its investment in the bond.

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Illiquidity and Restricted Securities Risk. To the extent consistent with the repurchase liquidity requirement of an interval fund, the Fund and the Reinsurance Interval Fund may invest without limitation in illiquid investments. Illiquidity risk is the risk that the investments held by the Reinsurance Interval Fund may be difficult or impossible to sell at the time that the Reinsurance Interval Fund would like without significantly changing the market value of the investment. As a relatively new type of financial instrument, there is limited trading history for reinsurance-related securities, even for those securities deemed to be liquid. There can be no assurance that a liquid market for the Reinsurance Interval Fund’s investments will be maintained. At any given time, the Reinsurance Interval Fund’s portfolio may be substantially illiquid.

The Reinsurance Interval Fund’s ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Reinsurance Interval Fund. The Reinsurance Interval Fund may be unable to sell its investments, even under circumstances when the Adviser believes it would be in the best interests of the Reinsurance Interval Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Reinsurance Interval Fund is able to sell such instruments. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Reinsurance Interval Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Reinsurance Interval Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. As an investor in the Reinsurance Interval Fund, the Fund will also be subject to some of these risks, because its ability to participate in the Reinsurance Interval Fund’s repurchase offers and the extent of its participation will be limited by the timing of those repurchase offers and the percentage of outstanding shares the Reinsurance Interval Fund repurchases in any given quarter.

Certain of the instruments in which the Reinsurance Interval Fund may invest are subject to restrictions on resale by the federal securities laws or otherwise, such as securities offered privately pursuant to Section 4(a)(2) of the 1933 Act and securities issued pursuant to Rule 144A under the 1933 Act. While certain restricted securities may, notwithstanding their limitations on resale, be treated as liquid if the Adviser determines, pursuant to the applicable procedures, that such treatment is warranted, there can be no guarantee that any such determination will continue. Restricted securities previously determined to be liquid may subsequently become illiquid while held by the Reinsurance Interval Fund. Even if such restricted securities are not deemed to be illiquid, they may nevertheless be difficult to value and the Reinsurance Interval Fund may be required to hold restricted securities when it otherwise would sell such securities or may be forced to sell securities at a price lower than the price the Reinsurance Interval Fund has valued such securities, and the Reinsurance Interval Fund may incur additional expense when disposing of restricted securities, including costs to register the sale of the securities. This may result in losses to the Reinsurance Interval Fund and investors, including the Fund.

Valuation Risk. The Reinsurance Interval Fund is subject to valuation risk, which is the risk that one or more of the securities in which the Reinsurance Interval Fund invests are priced incorrectly, due to factors such as incomplete data, market instability, or human error. In addition, pricing of reinsurance-related securities is subject to the added uncertainty caused by the inability to generally predict whether, when or where a natural disaster or other triggering event will occur. Even after a natural disaster or other triggering event occurs, the pricing of reinsurance-related securities is subject to uncertainty for a period of time until event parameters, ultimate loss amounts and other factors are finalized and communicated to the Reinsurance Interval Fund. The Reinsurance Interval Fund’s investments in reinsurance-related securities for which market quotations are not available will be valued pursuant to procedures adopted by the board of trustees of the Reinsurance Interval Fund. Even for reinsurance-related securities for which market quotations are generally readily available, upon the occurrence or possible occurrence of a trigger event, and until the completion of the settlement and auditing of applicable loss claims, the Reinsurance Interval Fund’s investment in a reinsurance-related security may be priced using fair value methods. The majority of the Reinsurance Interval Fund’s reinsurance-related securities are priced using fair value methods. Portfolio securities that are valued using techniques other than market quotations, including fair valued securities, may be subject to greater fluctuation in their value from one day to the next than would be the case if market quotations were used. For a description of the Reinsurance Interval

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Fund’s valuation procedures, see “Determination of Net Asset Value” below. There is no assurance that the Reinsurance Interval Fund could sell a portfolio security for the value established for it at any time and it is possible that the Reinsurance Interval Fund would incur a loss because a portfolio security is sold at a discount to its established value. If securities are mispriced, shareholders could lose money upon sale in connection with a periodic repurchase offer or could pay too much for shares of the Reinsurance Interval Fund purchased. Because the value of the Fund’s Shares is based on the value of the Reinsurance Interval Fund’s shares, the Fund, and its shareholders, will also be exposed to this risk.

Moral Hazard Risk. Reinsurance-related securities are generally subject to one or more types of triggers, including so-called “indemnity-triggers.” An indemnity trigger is a trigger based on the actual losses of the ceding sponsor (i.e., the party seeking reinsurance). Reinsurance-related securities subject to indemnity triggers are often regarded as being subject to potential moral hazard, since such reinsurance-related securities are triggered by actual losses of the ceding sponsor and the ceding sponsor may have an incentive to take actions and/or risks that would have an adverse effect on the Reinsurance Interval Fund. For example, if an event-linked bond issued will be triggered at $500 million in losses to the sponsor, once that trigger is hit (i.e., the sponsor experiences $500 million in losses under the contracts it has written), the bond purchaser will lose all or a portion of its principal invested (plus any additional interest). In this situation, the ceding sponsor has an incentive to pay the claims more generously when the loss amount is near the trigger amount set in the bond (i.e., to claim $500 million in losses, when perhaps it could be argued that actual losses were $499.9 million). Thus, bonds with indemnity triggers may be subject to moral hazard, because the trigger depends on the ceding sponsor to properly identify and calculate losses that do and do not apply in determining whether the trigger amount has been reached. In short, “moral hazard” refers to this potential for the sponsor to influence bond performance, as payouts are based on the individual policy claims against the sponsor and the way the sponsor settles those claims.

Limited Availability and Reinvestment Risk. Investments in reinsurance-related securities may be limited, which may limit the amount of assets the Reinsurance Interval Fund may be able to invest in reinsurance-related securities. The limited availability of reinsurance-related securities may be due to a number of factors, including seasonal concentration of issuances, limited selection that meets the Reinsurance Interval Fund’s investment objective and lack of availability of reinsurance-related securities in the secondary market. Original issuances of event-linked bonds (and in particular hurricane-related catastrophe bonds) may be concentrated in the first two calendar quarters of each year while original issuances of Quota Share Notes and Excess of Loss Notes may be concentrated in particular reinsurance renewal months (January, and to a lesser extent, April, June, and July). Thereafter, the availability of reinsurance-related securities is subject to natural fluctuations in the secondary market. Therefore, if reinsurance-related securities held by the Reinsurance Interval Fund mature or if the Reinsurance Interval Fund must sell securities to meet repurchase requests, the Reinsurance Interval Fund may be required to hold more cash than it normally would until reinsurance-related securities meeting the Reinsurance Interval Fund’s investment objective become available. Due to the potentially limited availability of additional reinsurance-related securities, the Reinsurance Interval Fund may be forced to reinvest in securities that are lower yielding or less desirable than the securities the Reinsurance Interval Fund sold. This is known as reinvestment risk, and may reduce the overall return on its portfolio securities and, in turn, those of the Fund.

Investments in Non-Voting Securities Risk. If the reinsurance-related securities in which the Reinsurance Interval Fund invests carry voting rights, the Reinsurance Interval Fund ordinarily will limit such investments to 5% or less of the issuing SPV’s outstanding voting securities. However, to enable the Reinsurance Interval Fund to invest more of its assets in certain SPVs deemed attractive by the Adviser, the Reinsurance Interval Fund may also contractually forego its right to vote securities or may purchase non-voting securities of such SPVs. If the Reinsurance Interval Fund does not limit its voting rights and is deemed an “affiliate” of the SPV, the ability of the Reinsurance Interval Fund to make future investments in the SPV or to engage in other transactions would be severely limited by the requirements of the 1940 Act. Such limitations may interfere with portfolio management of the Reinsurance Interval Fund, which may adversely impact the Reinsurance Interval Fund’s performance.

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For various reasons, the Reinsurance Interval Fund may hold some or all of its interest in an SPV in non-voting form. One reason for this is to avoid an SPV being deemed an “affiliated person” of the Reinsurance Interval Fund for purposes of the 1940 Act. Accordingly, the Reinsurance Interval Fund may agree to waive irrevocably any right that the Reinsurance Interval Fund may have to vote securities in amounts in excess of 4.99% of an SPV’s outstanding voting securities. The general policy to waive voting rights has been reviewed by the board of trustees of the Reinsurance Interval Fund. The waiver of the Reinsurance Interval Fund’s voting rights does not facilitate investments in an SPV by the Adviser or other clients of the Adviser, either as a practical or a legal matter, and is not intended to confer any benefit on such entities. Interests in a particular SPV, even without voting rights, are selected based on the investment merits of those interests consistent with the fiduciary duties of both the Adviser and the board of trustees of the Reinsurance Interval Fund, and generally reflect the judgment of the Adviser that such investments are an attractive and appropriate opportunity for the Reinsurance Interval Fund for any number of reasons.

To the extent the Reinsurance Interval Fund holds non-voting securities of an SPV or contractually foregoes its right to vote securities of an SPV, it will not be able to vote to the full extent of its economic interest on matters that require the approval of the investors in the SPV, including matters that could adversely affect the Reinsurance Interval Fund’s investment in the SPV. This restriction could diminish the influence of the Reinsurance Interval Fund in an SPV and adversely affect its investment in the SPV, which could result in unpredictable and potentially adverse effects on shareholders. Moreover, there is a risk that a court or securities regulators could disregard the statutory definition of “affiliated person,” and still treat the SPV as an affiliated person of the Reinsurance Interval Fund for purposes of the 1940 Act.

Reinsurance Industry Risk. The performance of reinsurance-related securities and the reinsurance industry itself are tied to the occurrence of various triggering events, including weather, natural disasters (hurricanes, earthquakes, etc.), non-natural large catastrophes and other specified events causing physical and/or economic loss. Triggering events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires and floods. Non-natural perils include disasters resulting from human activity, such as commercial and industrial accidents or business interruptions. Major natural disasters in populated areas (such as in the cases of hurricane Katrina in New Orleans in 2005, super storm Sandy in the New York City metropolitan area in 2012 and hurricane Irma in Florida and the Caribbean in 2017) or related to high-value insured property (such as plane crashes) can result in significant losses and investors in reinsurance-related securities tied to such exposures may also experience substantial losses. If the likelihood and severity of natural and other large disasters increase, the risk of significant losses to reinsurers may increase. Typically, one significant triggering event (even in a major metropolitan area) will not result in financial failure to a reinsurer. However, a series of major triggering events could cause the failure of a reinsurer. Similarly, to the extent the Reinsurance Interval Fund invests in reinsurance-related securities for which a triggering event occurs, losses associated with such event will result in losses to the Reinsurance Interval Fund, and a series of major triggering events affecting a large portion of the reinsurance-related securities held by the Reinsurance Interval Fund will result in substantial losses to the Reinsurance Interval Fund. In addition, unexpected events such as natural disasters or terrorist attacks could lead to government intervention. Political, judicial and legal developments affecting the reinsurance industry could also create new and expanded theories of liability or regulatory or other requirements; such changes could have a material adverse effect on the Reinsurance Interval Fund.

Floating-Rate Instrument Risk. Certain of the reinsurance-related securities in which the Reinsurance Interval Fund directly or indirectly invests are variable rate, or floating-rate, event-linked bonds. Floating-rate instruments and similar investments may be illiquid or less liquid than other investments. In addition, while the collateral securing most event-linked bonds in which the Reinsurance Interval Fund currently intends to invest is typically invested in low-risk investments, certain SPVs in which the Reinsurance Interval Fund invests may permit investment of collateral in higher risk, higher yielding investments. Thus, the value of collateral, if any, securing

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the Reinsurance Interval Fund’s investments in event-linked bonds can decline or may be insufficient to meet the issuer’s obligations and the collateral, if repaid to the Reinsurance Interval Fund, may be difficult to liquidate. Market quotations for these securities may be volatile and/or subject to large spreads between bid and ask prices.

Below-Investment-Grade Securities and Unrated Securities Risk. The Reinsurance Interval Fund has exposure and may, without limitation, continue to have exposure to reinsurance-related securities that are rated below investment grade or that are unrated but are judged by the Adviser to be of comparable quality. Below-investment-grade debt securities, which are commonly called “junk bonds,” are rated below BBB- by Standard & Poor’s Ratings Services (“S&P”) or Baa3 by Moody’s Investors Service, Inc., (“Moody’s”), or have comparable ratings by another rating organization. Accordingly, certain of the Reinsurance Interval Fund’s unrated investments could constitute a highly risky and speculative investment, similar to an investment in “junk bonds.”

The rating primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. Therefore, securities with a lower rating reflect the rating agency’s assessment of the substantial risk that a triggering event will occur and result in a loss. The rating also reflects the reinsurance-related security’s credit risk and the model used to calculate the probability of the trigger event. The rating system for reinsurance-related securities is relatively new and significantly less developed than that of corporate bonds and continues to evolve as the market develops. There is no minimum rating on the instruments in which the Reinsurance Interval Fund may invest. Most rating agencies rely upon one or more of the reports prepared by the following three independent catastrophe-modeling firms: EQECAT, Inc., AIR Worldwide Corporation and Risk Management Solutions, Inc. The Adviser may also rely on reports from one or more of these modeling firms as part of its investment process or may create its own internal risk model for this purpose. Different methodologies are used to evaluate the probability of various types of pre-defined trigger events. If the reports used by the rating agency are flawed, it may cause a rating agency to assign a rating to a reinsurance-related security that is not justified. Therefore, to the extent the Adviser relies on rating agency ratings to select securities for the Reinsurance Interval Fund, the Reinsurance Interval Fund may be exposed to greater risks. Additionally, because there are few major independent catastrophe-modeling firms, the effects of a flawed model or report issued by one or more of such firms will be magnified. In addition, such investments may be subject to greater risks than other investments, including greater levels of risk related to changes in interest rates, credit risk (including a greater risk of default), and illiquidity risk. Below-investment-grade investments or unrated investments judged by the Adviser to be of comparable quality may be more susceptible to real or perceived adverse economic and competitive industry or business conditions than higher-grade investments. Yields on below-investment-grade investments will fluctuate and may, therefore, cause the Reinsurance Interval Fund’s value to be more volatile. Certain investments of the Reinsurance Interval Fund may be downgraded to below-investment-grade status (or may be judged by the Adviser to be of comparable quality) after the Reinsurance Interval Fund purchases them.

Leverage Risk. The Fund and the Reinsurance Interval Fund may obtain financing to meet repurchase requests, to make investments in reinsurance-related securities, and to address cash flow timing mismatches. Therefore, the Fund and the Reinsurance Interval Fund are subject to leverage risk. The Fund’s and the Reinsurance Interval Fund’s borrowings may be on a secured or unsecured basis and at fixed or variable rates of interest. Leverage magnifies the Reinsurance Interval Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Reinsurance Interval Fund would otherwise have and may be considered a speculative technique. This risk is enhanced for the Reinsurance Interval Fund because it invests substantially all its assets in reinsurance-related securities. Reinsurance-related securities can quickly lose all or much of their value if a triggering event occurs. Thus, to the extent assets subject to a triggering event are leveraged, the losses could substantially outweigh the Reinsurance Interval Fund’s investment and result in significant losses to the Reinsurance Interval Fund. The value of an investment in the Reinsurance Interval Fund will be more volatile and other risks tend to be compounded if and to the extent the Reinsurance Interval Fund borrows or uses derivatives or other investments that have embedded leverage.

The Fund’s and the Reinsurance Interval Fund’s ability to obtain leverage through borrowings is dependent on the Fund’s and the Reinsurance Interval Fund’s ability to establish and maintain an appropriate line of credit or

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other borrowing facility. Borrowing gives rise to interest expense and may require the Fund and the Reinsurance Interval Fund to pay other fees. Unless the rate of return, net of applicable Reinsurance Interval Fund expenses, on the Reinsurance Interval Fund’s investments exceeds the costs to the Reinsurance Interval Fund of the leverage it utilizes, the investment of the Reinsurance Interval Fund’s net assets attributable to leverage will generate less income than will be needed to pay the costs of the leverage to the Reinsurance Interval Fund, resulting in a loss to the Fund and the Reinsurance Interval Fund, even if the rate of return on those assets is positive. To the extent the Fund or the Reinsurance Interval Fund are able to secure financing, fluctuations in interest rates could increase the costs associated with the Fund’s or the Reinsurance Interval Fund’s use of certain forms of leverage, and such costs could reduce the Fund’s or the Reinsurance Interval Fund’s return.

In addition to any more stringent terms imposed by a lender, the 1940 Act requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities and generally requires a closed-end fund to make provision to prohibit the declaration of any dividend (except a dividend payable in stock of the fund) or distribution on the fund’s stock or the repurchase of any of the fund’s stock, unless, at the time of the declaration or repurchase, there is asset coverage of at least 300% after deducting the amount of the dividend, distribution or purchase price, as the case may be. To satisfy 1940 Act requirements in connection with leverage or to meet obligations, the Fund or the Reinsurance Interval Fund may be required to dispose of portfolio securities when such disposition might not otherwise be desirable. Engaging in such transactions may cause the Reinsurance Interval Fund or the Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. There can be no assurance that the Fund’s or the Reinsurance Interval Fund’s use of leverage will be successful.

Effects of Leverage. Assuming that senior securities represent approximately 0.10% of the Reinsurance Interval Fund’s total assets (including the amounts of such senior securities) and that the Reinsurance Interval Fund bears expenses relating to such senior securities at an annual effective interest rate of 4.5% (based on interest rates for such senior securities as of a recent date), the annual return that the Reinsurance Interval Fund’s portfolio must experience (net of expenses) in order to cover the costs of such senior securities would be approximately 0.004%. These figures are merely estimates based on current market conditions, used for illustration purposes only. Actual expenses associated with senior securities used by the Reinsurance Interval Fund may vary frequently and may be significantly higher or lower than the rate used for the example above.

The following table is furnished in response to requirements of the Commission applicable to the Reinsurance Interval Fund. It is designed to illustrate the effects of the Reinsurance Interval Fund’s leverage due to senior securities on Reinsurance Interval Fund corresponding share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Reinsurance Interval Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Reinsurance Interval Fund. The table further assumes that the Reinsurance Interval Fund’s senior securities represent approximately 0.10% of the Reinsurance Interval Fund’s total assets (including such senior securities) and an annual rate of interest of 4.5% (as discussed above). Your actual returns may be greater or less than those appearing below.

Assumed Return on Reinsurance Interval Fund’s Portfolio (Net of Expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Reinsurance Interval Fund Corresponding Share Total Return	(10.01)%	(5.01)%	0%	5.01%	10.01%

Reinsurance Interval Fund corresponding share total return is made up of two elements–the Reinsurance Interval Fund share dividends paid by the Reinsurance Interval Fund (the amount of which is largely determined by the net investment income of the Reinsurance Interval Fund after paying interest expenses on the Reinsurance Interval Fund’s senior securities) and gains or losses on the value of the securities the Reinsurance Interval Fund owns.

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The Reinsurance Interval Fund currently uses leverage (whether through the use of senior securities or otherwise) to achieve its investment objective, as a liquidity source to fund repurchases or for temporary and extraordinary purposes and may consider other potential uses in the future. The Reinsurance Interval Fund’s willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including Stone Ridge’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.

Derivatives Risk. The Reinsurance Interval Fund may invest directly or indirectly in a variety of derivatives, including options, futures contracts and swaps. The use of derivatives involves risks that are in addition to, and potentially greater than, the risks of investing directly in securities and other more traditional assets. Derivatives are financial contracts the value of which depends on, or is derived from, an asset or other underlying reference. Derivatives involve the risk that changes in their value may not move as expected relative to changes in the value of the underlying reference they are designed to track. The Reinsurance Interval Fund may invest in derivatives for investment purposes and for hedging and risk management purposes. Derivatives risk may be more significant when derivatives are used to enhance return or as a substitute for a cash investment option, rather than solely to hedge the risk of a position held by the Reinsurance Interval Fund. See the Statement of Additional Information for additional information of the various types and uses of derivatives in the Reinsurance Interval Fund’s strategy.

During periods of market disruptions or stress, the Reinsurance Interval Fund may have a greater need for cash to provide collateral for large swings in its mark-to-market obligations under the derivatives in which it has invested.

Derivatives also present other risks described herein, including market risk, illiquidity risk, currency risk and counterparty risk. OTC derivatives are generally highly illiquid. Many derivatives, in particular OTC derivatives, are complex and their valuation often requires modeling and judgment, which increases the risk of mispricing or improper valuation. The pricing models used may not produce valuations that are consistent with the values the Reinsurance Interval Fund realizes when it closes or sells an OTC derivative. Valuation risk is more pronounced when the Reinsurance Interval Fund enters into OTC derivatives with specialized terms because the value of those derivatives in some cases is determined only by reference to similar derivatives with more standardized terms. As a result, incorrect valuations may result in increased cash payments to counterparties, undercollateralization and/or errors in the calculation of the Reinsurance Interval Fund’s NAV.

The Reinsurance Interval Fund’s use of derivatives may not be effective or have the desired results. Moreover, suitable derivatives will not be available in all circumstances. The Adviser may decide not to use derivatives to hedge or otherwise reduce the Reinsurance Interval Fund’s risk exposures, potentially resulting in losses for the Reinsurance Interval Fund and, in turn, the Fund.

Many derivatives have embedded leverage (i.e., a notional value in excess of the assets needed to establish and/or maintain the derivative position). Derivatives in which the Fund may invest (e.g., options, futures and swaps) may have embedded leverage, depending on their specific terms. As a result, adverse changes in the value or level of the underlying investment may result in a loss substantially greater than the amount invested in the derivative itself. See “Borrowing and Leverage Risk” above.

The Reinsurance Interval Fund’s use of derivatives may be subject to special tax rules, which are in some cases uncertain under current law and could affect the amount, timing and character of distributions to shareholders. See “Distributions and Federal Income Tax Matters” below.

The Reinsurance Interval Fund’s use of OTC derivatives exposes it to the risk that the counterparties will be unable or unwilling to make timely settlement payments or otherwise honor their obligations. An OTC derivatives contract typically can be closed only with the consent of the other party to the contract. If the counterparty defaults, the Reinsurance Interval Fund will still have contractual remedies but may not be able to enforce them. Because the contract for each OTC derivative is individually negotiated, the counterparty may interpret contractual terms differently than the Reinsurance Interval Fund and, if it does, the Reinsurance Interval

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Fund may decide not to pursue its claims against the counterparty to avoid incurring the cost and unpredictability of legal proceedings. The Reinsurance Interval Fund, therefore, may be unable to obtain payments the Adviser believes are owed to it under OTC derivatives contracts, or those payments may be delayed or made only after the Reinsurance Interval Fund has incurred the costs of litigation.

The Reinsurance Interval Fund may invest in derivatives that (i) do not require the counterparty to post collateral (e.g., foreign currency forwards), (ii) require a significant upfront deposit by the Reinsurance Interval Fund unrelated to the derivative’s intrinsic value or (iii) do not require that collateral be regularly marked-to-market. When a counterparty’s obligations are not fully secured by collateral, the Reinsurance Interval Fund runs the risk of having limited recourse if the counterparty defaults. Even when obligations are required by contract to be collateralized, the Reinsurance Interval Fund often will not receive the collateral the day the collateral is required to be posted. Also, in the event of a counterparty’s (or its affiliate’s) insolvency, the possibility exists that the Reinsurance Interval Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under new special resolution regimes adopted in the United States, the European Union and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, the regulatory authorities could reduce, eliminate, or convert to equity the liabilities to the Reinsurance Interval Fund of a counterparty who is subject to such proceedings in the European Union (sometimes referred to as a “bail in”).

The Reinsurance Interval Fund may invest in derivatives with a limited number of counterparties, and events affecting the creditworthiness of any of those counterparties may have a pronounced effect on the Reinsurance Interval Fund. During periods of market disruptions or stress, the Reinsurance Interval Fund may have a greater need for cash to provide collateral for large swings in its mark-to-market obligations under the derivatives in which it has invested.

Specific risks involved in the use of certain types of derivatives in which the Reinsurance Interval Fund may invest include:

Options Risk. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived and well-executed options program may be adversely affected by market behavior or unexpected events. Successful options strategies may require the anticipation of future movements in securities prices or other economic factors of the underlying investments. No assurances can be given that the Adviser’s judgment in this respect will be correct.

The market price of written options will be affected by many factors, including changes in the market price or other economic attributes of the underlying investment; changes in the realized or perceived volatility of the relevant market and underlying investment; and the time remaining before an option’s expiration.

The market price of options, particularly OTC options, may be adversely affected if the market for the options becomes less liquid or smaller. The Reinsurance Interval Fund may close out a written option position by buying the option instead of letting it expire or be exercised. There can be no assurance that a liquid market will exist when the Reinsurance Interval Fund seeks to close out an option position by buying or selling the option. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or clearinghouse may not at all times be adequate to handle current trading volume; or (vi) a regulator or one or more exchanges could, for economic or other reasons, decide to discontinue the trading of options (or a particular class or series of options) at some future date. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist.

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Swaps Risk. The use of swaps involves investment techniques and risks that are different from those associated with portfolio security transactions. These instruments are typically not traded on exchanges; under recently adopted rules and regulations, however, transactions in some types of swaps (generally not including equity swaps) are required to be centrally cleared (“cleared swaps”). For OTC swaps, there is a risk that the other party will not perform its obligations to the Reinsurance Interval Fund or that the Reinsurance Interval Fund may be unable to enter into offsetting positions to terminate its exposure or liquidate its position when it wishes to do so. Such occurrences could result in losses to the Reinsurance Interval Fund.

The Reinsurance Interval Fund may obtain event-linked exposure by investing directly or indirectly in, among other things, event-linked swaps, which typically are contingent, or formulaically related to defined trigger events, or by pursuing similar event-linked derivative strategies. Trigger events include hurricanes, earthquakes, weather-related phenomena and other criteria determined by independent parties. If a trigger event(s) occurs, the Reinsurance Interval Fund may lose the swap’s notional amount. As derivative instruments, event-linked swaps are subject to risks in addition to the risks of investing in reinsurance-related securities, including risks associated with the counterparty and leverage. See “Risk Considerations — Borrowing and Leverage” above.

Credit Risk. The reinsurance-related securities in which the Reinsurance Interval Fund invests directly or indirectly will be subject to credit risk. The principal invested in many reinsurance-related securities is held by the SPV in a collateral account and invested in various permissible assets set forth under the terms of the SPV. In these cases, typically, the collateral account is invested in high quality U.S. government securities (i.e., U.S. Treasury bonds). However, in certain reinsurance-related securities, the collateral account may be invested in high yielding, higher risk securities, which may include securities issued by entities managed by the Adviser. Collateral will generally be invested in accordance with the terms of the SPV and overseen by a collateral manager appointed by the SPV; therefore, the Reinsurance Interval Fund is dependent upon the manager to invest the collateral account proceeds appropriately. A small portion of the reinsurance-related securities in which the Reinsurance Interval Fund invests may, in lieu of such collateral account arrangements, provide for the collateral to be held by the reinsurer. When a collateral account is invested in higher yielding, higher risk securities or when the collateral is held directly by the reinsurer, the Reinsurance Interval Fund will be subject to the risk of non-payment of scheduled principal and interest on such collateral. Such non-payments and defaults may reduce the income to the Reinsurance Interval Fund and negatively impact the value of Reinsurance Interval Fund shares and, in turn, the Fund’s Shares.

Foreign Investing Risk. The Reinsurance Interval Fund may invest directly or indirectly in reinsurance-related securities issued by foreign sovereigns and foreign entities that are corporations, partnerships, trusts or other types of business entities. Because the majority of reinsurance-related security issuers are domiciled outside the United States, the Reinsurance Interval Fund will normally invest significant amounts of its assets in non-U.S. entities. Accordingly, the Reinsurance Interval Fund may invest without limitation in securities issued by non-U.S. entities, including those in emerging market countries. Certain SPVs in which the Reinsurance Interval Fund invests may be sponsored by non-U.S. insurers that are not subject to the same regulation as that to which U.S. insurers are subject. Such SPVs may pose a greater risk of loss, for example, due to less stringent underwriting and/or risk-retention requirements. The Reinsurance Interval Fund’s investments will consist primarily of event-linked bonds, Quota Share Notes, Excess of Loss Notes and ILW Notes that provide the Reinsurance Interval Fund with contractual rights under the terms of the issuance. While the contractual rights of such instruments are similar whether they are issued by a U.S. issuer or a non-U.S. issuer, there may be certain additional risks associated with non-U.S. issuers. For example, foreign issuers could be affected by factors not present in the U.S., including expropriation, confiscatory taxation, lack of uniform accounting and auditing standards, less publicly available financial and other information, potential difficulties in enforcing contractual obligations, and increased costs to enforce applicable contractual obligations outside the U.S. Fluctuations in foreign currency exchange rates and exchange controls may adversely affect the market value of the Reinsurance Interval Fund’s investments in foreign securities. See “Currency Risk” below. Settlements of securities transactions in foreign countries are subject to risk of loss, may be delayed and are generally less frequent than in the U.S., which could affect the liquidity of the Reinsurance Interval Fund’s assets.

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Currency Risk. The Fund’s Shares and the shares of the Reinsurance Interval Fund are priced in U.S. dollars and the distributions paid by the Reinsurance Interval Fund, and expected to be paid by the Fund, are paid in U.S. dollars, and it is expected that a substantial portion of the Reinsurance Interval Fund’s investments in reinsurance-related securities will be U.S. dollar denominated investments. However, a portion of the Reinsurance Interval Fund’s assets may be denominated in foreign (non-U.S.) currencies and income received by the Reinsurance Interval Fund from a portion of its investments may be paid in foreign currencies, and to the extent the Reinsurance Interval Fund invests in non-U.S. dollar denominated instruments, a change in the value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. If the U.S. dollar rises in value against a foreign currency, a security denominated in that currency will be worth less in U.S. dollars and if the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency will be worth more in U.S. dollars. Currency risk also includes the risk that a currency to which the Reinsurance Interval Fund has obtained exposure through hedging declines in value relative to the currency being hedged, in which event the Reinsurance Interval Fund may realize a loss both on the hedging instrument and on the currency being hedged. There can be no assurances or guarantees that any efforts the Reinsurance Interval Fund makes to hedge exposure to foreign exchange rate risks that arise as a result of its investments will successfully hedge against such risks or that adequate hedging arrangements will be available on an economically viable basis, and in some cases, hedging arrangements may result in additional costs being incurred or losses being greater than if hedging had not been used. Currency exchange rates can fluctuate significantly for many reasons. Derivative transactions in foreign currencies (such as futures, forwards, options and swaps) may involve leverage risk in addition to currency risk.

Some countries have and may continue to adopt internal economic policies that affect their currency valuations in a manner that may be disadvantageous for U.S. investors or U.S. companies seeking to do business in those countries. For example, a foreign government may unilaterally devalue its currency against other currencies, which typically would have the effect of reducing the U.S. dollar value of investments denominated in that currency. In addition, a country may impose formal or informal currency exchange controls. These controls may restrict or prohibit the Reinsurance Interval Fund’s ability to repatriate both investment capital and income, which could undermine the value and liquidity of the Reinsurance Interval Fund’s portfolio holdings and potentially place the Reinsurance Interval Fund’s assets at risk of total loss. As a result, if the exchange rate for any such currency declines after the Reinsurance Interval Fund’s income has been earned and converted into U.S. dollars but before payment to shareholders, the Reinsurance Interval Fund could be required to liquidate portfolio investments to make such distributions. Similarly, if the Reinsurance Interval Fund incurs an expense in U.S. dollars and the exchange rate declines before the expense is paid, the Reinsurance Interval Fund would have to convert a greater amount to U.S. dollars to pay for the expense at that time than it would have had to convert at the time the Reinsurance Interval Fund incurred the expense.

Equity Investing Risk. The Reinsurance Interval Fund may at times invest directly or indirectly in equity securities, which may be publicly or privately offered. The equity securities in which the Reinsurance Interval Fund invests may be more volatile than the equity markets as a whole. Equity investing risk is the risk that the value of equity instruments to which the Reinsurance Interval Fund is exposed will fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate; and the particular circumstances and performance of the issuers. Market conditions may affect certain types of equity securities to a greater extent than other types. Although equities have historically generated higher average returns than debt securities over the long term, equity securities also have experienced significantly more volatility in returns. Equities to which the Reinsurance Interval Fund will be exposed are structurally subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and, therefore, will be subject to greater dividend risk than debt instruments of such issuers. Finally, the prices of equities are also sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase.

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Preferred Securities Risk. Preferred securities may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, preferred securities generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may also be sensitive to changes in interest rates. When interest rates rise, the fixed dividend on preferred securities may be less attractive, causing the price of preferred stocks to decline. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.

Subsidiary Risk. By investing through a Subsidiary, the Reinsurance Interval Fund is exposed to the risks associated with the Subsidiary’s investments. Subsidiaries are not registered as investment companies under the 1940 Act and are not subject to all of the investor protections of the 1940 Act, although each Subsidiary is managed pursuant to the compliance policies and procedures of the Reinsurance Interval Fund applicable to it. Changes in the laws of the United States and/or the jurisdiction in which a Subsidiary is organized could result in the inability of the Reinsurance Interval Fund and/or a Subsidiary to operate as described in this prospectus and could adversely affect the Reinsurance Interval Fund, and, therefore, the Fund.

Market Risk. The value of the Reinsurance Interval Fund’s investments may decline, sometimes rapidly or unpredictably, due to general economic conditions that are not specifically related to a particular issuer, such as real or perceived adverse economic or political conditions throughout the world, changes in interest or currency rates or adverse investor sentiment generally. The value of the Reinsurance Interval Fund’s investments also may decline because of factors that affect a particular industry or industries. For example, the financial crisis that began in 2008 caused a significant decline in the value and liquidity of many securities.

Management and Operational Risk; Cyber-Security Risk. The Fund and the Reinsurance Interval Fund are subject to management risk because they rely on the Adviser’s ability to achieve their investment objective. The Reinsurance Interval Fund runs the risk that the Adviser’s investment techniques will fail to produce desired results and cause the Reinsurance Interval Fund and, in turn, the Fund, to incur significant losses. The Adviser may select investments that do not perform as anticipated by the Adviser, may choose to hedge or not to hedge positions at disadvantageous times and may fail to use derivatives effectively.

Any imperfections, errors, or limitations in quantitative analyses and models used by the Adviser as part of its investment process could affect the Reinsurance Interval Fund’s and, in turn, the Fund’s, performance. Models that appear to explain prior market data can fail to predict future market events. Further, the data used in models may be inaccurate or may not include the most recent information about a company or a security.

The Fund and the Reinsurance Interval Fund also are subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency and other services. Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error and cyber attacks, disruptions, and failures affecting, or by, a service provider. For example, trading delays or errors (both human and systematic) could prevent the Reinsurance Interval Fund and, in turn, the Fund, from benefiting from potential investment gains or avoiding losses.

The Fund and the Reinsurance Interval Fund and their service providers’ use of internet, technology and information systems may expose the Fund and the Reinsurance Interval Fund to potential risks linked to cyber-security breaches of those technological or information systems. Cyber-security breaches could allow unauthorized parties to gain access to proprietary information, customer data or Fund and Reinsurance Interval Fund assets, or cause the Fund and the Reinsurance Interval Fund or their service providers to suffer data corruption or lose operational functionality. With the increased use of technologies and the dependence on computer systems to perform necessary business functions, investment companies (such as the Fund or the Reinsurance Interval Fund) and their service providers (including the Adviser) may be prone to operational and information security risks resulting from cyber attacks and/or other technological malfunctions. In general, cyber

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attacks are deliberate, but unintentional events may have similar effects. Cyber attacks include, among others, stealing or corrupting data maintained online or digitally, preventing legitimate users from accessing information or services on a website, releasing confidential information without authorization, and causing operational disruption. Successful cyber attacks against, or security breakdowns of, the Fund, the Reinsurance Interval Fund, the Adviser, or the custodian, transfer agent, or other third-party service provider may adversely affect the Fund or its shareholders. For instance, cyber attacks may interfere with the processing of shareholder transactions, affect the Fund’s or the Reinsurance Interval Fund’s ability to calculate its NAV, cause the release of private shareholder information or confidential Fund information, impede trading, cause reputational damage, result in theft of the Fund’s or the Reinsurance Interval Fund’s assets, and subject the Fund or the Reinsurance Interval Fund to regulatory fines, penalties or financial losses, reimbursement or other compensation costs, and additional compliance costs. Similar types of cyber-security risks are also present for issuers of securities in which the Reinsurance Interval Fund invests or such issuer’s counterparties,, which could result in material adverse consequences for such issuers, and could cause the Reinsurance Interval Fund’s investment in such securities to lose value. While the Adviser has established business continuity plans and systems designed to prevent cyber attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified.

Tax Risk. The Fund and the Reinsurance Interval Fund each currently intends to qualify for treatment as a regulated investment company (“RIC”) under Subchapter M of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”). In order to qualify for such treatment, the Fund or the Reinsurance Interval Fund, as the case may be, must derive at least 90% of its gross income each taxable year from qualifying income, meet certain asset diversification tests at the end of each fiscal quarter, and distribute at least 90% of its investment company taxable income. If the Reinsurance Interval Fund were to fail to qualify as a RIC, then, absent a cure of such failure (which might not be available), the Fund would itself fail to qualify for treatment as a RIC.

The Reinsurance Interval Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Reinsurance Interval Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the Reinsurance Interval Fund’s and, therefore, the Fund’s ability to qualify for such treatment.

If, in any year, the Fund or the Reinsurance Interval Fund (and, as a result, the Fund) were to fail to qualify for treatment as a RIC under the Code for any reason, and were not able to cure such failure, the Fund or the Reinsurance Interval Fund (and, as a result, the Fund), as the case may be, would be treated as a “C corporation” and, as such, would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as dividends.

Reorganization Risk. There is a risk that the Fund may not be able to complete any Reorganization on a tax-free basis. If the Reorganization is unable to be conducted as a tax-free transaction, the Board may proceed with the Reorganization as a taxable transaction or may consider other strategic alternatives.

Prepayment or Call Risk. Many fixed income securities give the issuer the option to prepay or call the security prior to its maturity date. Issuers often exercise this right when interest rates fall. Accordingly, if the Reinsurance Interval Fund holds a fixed income security that can be prepaid or called prior to its maturity date, it may not benefit fully from the increase in value that other fixed income securities generally experience when interest rates fall. Upon prepayment of the security, the Reinsurance Interval Fund also would be forced to reinvest the proceeds at then current yields, which would be lower than the yield of the security that was prepaid or called. In addition, if the Reinsurance Interval Fund purchases a fixed income security at a premium (at a price that exceeds its stated par or principal value), the Reinsurance Interval Fund may lose the amount of the premium paid in the event of prepayment.

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Extension Risk. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration (the estimated period until the security is paid in full) and reduce the value of the security.

QIB Qualification Risk. The event-linked bonds and Quota Share Notes in which the Reinsurance Interval Fund invests are only available to qualified institutional buyers (“QIBs”), as defined in Rule 144A under the 1933 Act. At any given time, the Reinsurance Interval Fund may not have sufficient assets to be deemed a QIB for purposes of Rule 144A, whether because investment losses or repurchases cause the Reinsurance Interval Fund’s assets to drop below the threshold amount or for other reasons. In the event the Reinsurance Interval Fund does not qualify as a QIB, it will not be able to purchase additional event-linked bonds or Quota Share Notes, which may prevent the Reinsurance Interval Fund from achieving its investment objective.

Subordinated Securities Risk. Certain SPVs in which the Reinsurance Interval Fund invests may issue multiple tranches of interests to investors. A holder of securities that are subordinated or “junior” to more senior securities of an issuer is entitled to payment after holders of more senior securities of the issuer. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer, any loss incurred by the subordinated securities is likely to be proportionately greater, and any recovery of interest or principal may take more time. As a result, even a perceived decline in creditworthiness of the issuer is likely to have a greater impact on them.

Government Securities Risk. The Reinsurance Interval Fund may invest directly or indirectly in securities issued or guaranteed by the U.S. government (including U.S. Treasury obligations which differ in their interest rates, maturities and times of issuance) or its agencies and instrumentalities (such as the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), or the Federal Home Loan Mortgage Corporation (Freddie Mac)). U.S. government securities are subject to market risk, risks related to changes in interest rates, and credit risk. Securities, such as those issued or guaranteed by Ginnie Mae or the U.S. Treasury, that are backed by the full faith and credit of the United States are guaranteed only as to the timely payment of interest and principal when held to maturity and the market prices for such securities will fluctuate. Notwithstanding that these securities are backed by the full faith and credit of the United States, circumstances could arise that would prevent the payment of interest or principal. This would result in losses to the Reinsurance Interval Fund. Securities issued or guaranteed by U.S. government related organizations, such as Fannie Mae and Freddie Mac, are not backed by the full faith and credit of the U.S. government and no assurance can be given that the U.S. government would provide financial support. Therefore, U.S. government-related organizations may not have the funds to meet their payment obligations in the future. As a result of their high credit quality and market liquidity, U.S. Government securities generally provide a lower current return than obligations of other issuers.

The U.S. Treasury Department placed Fannie Mae and Freddie Mac into conservatorship in September 2008. Fannie Mae and Freddie Mac are continuing to operate as going concerns while in conservatorship and each remains liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. Although the U.S. government has provided financial support to Fannie Mae and Freddie Mac, there can be no assurance that it will continue to support these or other government-sponsored entities in the future. Further, the benefits of any such government support may extend only to the holders of certain classes of an issuer’s securities.

Focused Investment Risk. Issuers of event-linked bonds and other reinsurance-related securities are generally classified as belonging to the financial services sector; however, the Reinsurance Interval Fund has no current intention to invest in banks or other issuers that may be commonly considered in the financial services sector. As a result of this categorization of reinsurance-related securities, the Reinsurance Interval Fund may be subject to the risks of such focused investing. The industries within the financial services sector are subject to extensive government regulation, which can limit both the amounts and types of loans and other financial commitments

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they can make, and the interest rates and fees they can charge. Profitability can be largely dependent on the availability and cost of capital funds and the rate of corporate and consumer debt defaults, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial services industries. Insurance companies can be subject to severe price competition. The financial services industries are currently undergoing relatively rapid change as existing distinctions between financial service segments become less clear. For example, recent business combinations have included insurance, finance, and securities brokerage under single ownership. Non-U.S. financial services companies, including insurance companies, may be subject to different levels of regulation than that to which similar companies operating in the U.S. are subject. Similarly, to the extent the Reinsurance Interval Fund has exposure to a significant extent in investments tied economically to a specific geographic region, country or a particular market, it will have more exposure to regional and country economic risks than it would if it had more geographically diverse investments.

Cash Management Risk. The value of the investments held by the Fund and the Reinsurance Interval Fund for cash management or temporary defensive purposes may be affected by changing interest rates and by changes in credit ratings of the investments. To the extent that the Fund or the Reinsurance Interval Fund has any uninvested cash, the Fund or the Reinsurance Interval Fund will be subject to risk with respect to the depository institution holding the cash. To the extent the Fund or the Reinsurance Interval Fund makes temporary or defensive investments in cash or cash equivalents, it might not achieve its investment objective.

Securities Lending Risk. As with other extensions of credit, there are risks of delay and costs involved in recovery of securities or even loss of rights in the securities loaned or in the collateral if the borrower of the securities fails to return the securities in a timely manner or at all, or fails financially. These delays and costs could be greater with respect to foreign securities. The Reinsurance Interval Fund may pay lending fees to the party arranging the Reinsurance Interval Fund’s securities loans. Securities lending collateral may be invested in liquid, short-term investments, such as money market funds, managed by third-party advisers or banks. The Reinsurance Interval Fund bears the risk of investments made with the cash collateral received by the Reinsurance Interval Fund in securities lending transactions. Investments of cash collateral may depreciate and/or become illiquid, although the Reinsurance Interval Fund remains obligated to return the collateral amount to the borrower upon termination or maturity of the securities loan and may realize losses on the collateral investments and/or be required to liquidate other portfolio assets in order to satisfy its obligations.

Investing in Other Investment Companies Risk. Investing in other investment companies subjects the Reinsurance Interval Fund to the risks of investing in the underlying securities or assets held by those investment companies. When investing in another investment company, the Reinsurance Interval Fund will bear a pro rata portion of the underlying fund’s expenses, in addition to the Reinsurance Interval Fund’s own expenses. Similarly, since the Fund is invested in the Reinsurance Interval Fund, it is subject to the risk of investing in the underlying securities or assets held by the Reinsurance Interval Fund, and as described above under “Fund Expenses,” the Fund bears its pro rata portion of the Reinsurance Interval Fund’s fees and expenses.

Repurchase Offers Risk. As described under “Periodic Repurchase Offers” and “Periodic Repurchase Offers of the Reinsurance Interval Fund” below, each of the Fund and the Reinsurance Interval Fund is an “interval fund.” In order to provide liquidity to shareholders, the Reinsurance Interval Fund, subject to applicable law, conducts quarterly repurchase offers of the Reinsurance Interval Fund’s outstanding shares at NAV, subject to approval of the board of trustees of the Reinsurance Interval Fund. In all cases such repurchase offers will be for at least 5% and not more than 25%, of the Reinsurance Interval Fund’s outstanding shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund will make a repurchase offer twelve months after commencement of investment operations and quarterly thereafter, in the manner described above, pursuant to Rule 23c-3. Each of the Fund and the Reinsurance Interval Fund believes that these repurchase offers are generally beneficial to shareholders and repurchases generally are or, in the case of the Fund, will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund or the Reinsurance Interval Fund to be fully invested or may force the Fund or the Reinsurance Interval

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Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund or the Reinsurance Interval Fund’s investment performance. Moreover, diminution in the size of the Reinsurance Interval Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Reinsurance Interval Fund to participate in new investment opportunities or to achieve its investment objective. Similarly, a diminution in the size of the Fund through repurchases may result in the need to dispose of Reinsurance Interval Fund shares at a disadvantageous time or may limit the ability of the Fund to invest fully in the Reinsurance Interval Fund or to achieve its investment objective. If the Fund or the Reinsurance Interval Fund employed investment leverage, repurchases would compound the adverse effects of leverage in a declining market. In addition, if the Fund or the Reinsurance Interval Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender, by increasing the expenses of the Fund or the Reinsurance Interval Fund, as the case may be, and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund or the Reinsurance Interval Fund, as the case may be, will effect repurchases on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund and the Fund may be unable to liquidate all or a given percentage of its investment in the Reinsurance Interval Fund at NAV during a particular repurchase offer. Some shareholders of the Fund, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular repurchase offer, thereby increasing the likelihood that proration will occur. Similarly, the Fund may tender more shares of the Reinsurance Interval Fund in order to meet its own repurchase requests and thereby cause the Reinsurance Interval Fund’s repurchase offers to be oversubscribed. A shareholder in the Fund, and the Fund, as a shareholder in the Reinsurance Interval Fund, may be subject to market and other risks, as the NAV of shares of the Reinsurance Interval Fund or the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tenders is determined. In addition, repurchases may be taxable events to shareholders in the Fund or to the Fund as a shareholder in the Reinsurance Interval Fund.

Expense Risk. Your actual costs of investing in the Fund may be higher than the expenses shown in “Annual Fund Operating Expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. The Fund’s expense limitation agreement, which, with respect to the Fund’s “Other Expenses,” generally remains in effect for a period of one year, mitigates this risk. However, there is no assurance that the Adviser will renew such expense limitation agreement from year-to-year.

The Reinsurance Interval Fund may invest in exchange-traded funds or other pooled investment vehicles. As an investor in a pooled investment vehicle, the Reinsurance Interval Fund would be subject to its ratable share of that pooled investment vehicle’s expenses, including its advisory and administration expenses.

Reporting Requirements. Shareholders who beneficially own Shares that constitute more than 5% of the Fund’s Shares may be subject to certain requirements under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. These may include requirements to file certain reports with the Commission. The Fund has no obligation to file such reports on behalf of such shareholders or to notify shareholders that such reports are required to be made. Shareholders who may be subject to such requirements should consult with their legal advisors.

Anti-Takeover Provisions. The Fund’s Amended and Restated Agreement and Declaration of Trust and the Reinsurance Interval Fund’s Amended and Restated Agreement and Declaration of Trust, together with any amendments thereto, include provisions that could limit the ability of other entities or persons to acquire control of the Fund or the Reinsurance Interval Fund, as the case may be, or to convert the Fund or the Reinsurance Interval Fund, as applicable, to open-end status.

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MANAGEMENT OF THE FUND

Board of Trustees

The Board oversees the conduct of the Fund’s affairs and the Adviser’s management of the Fund.

The Adviser

Stone Ridge Asset Management LLC acts as the Fund’s investment manager under an Investment Management Agreement (the “Management Agreement”) and as the Reinsurance Interval Fund’s investment manager under a separate investment management agreement. Stone Ridge’s principal office is located at 510 Madison Avenue, 21st Floor, New York, New York 10022. As of December 31, 2019, Stone Ridge’s assets under management were approximately $14 billion. Stone Ridge is a Delaware limited liability company and is controlled by Stone Ridge Holdings Group LP, a holding company for the Adviser and its affiliates.

Under the general oversight of the Board, in the case of the Fund, or under the general oversight of the board of trustees of the Reinsurance Interval Fund, in the case of the Reinsurance Interval Fund, Stone Ridge has been engaged to carry out the investment and reinvestment of the assets of the Fund and the Reinsurance Interval Fund, to furnish continuously an investment program with respect to the Fund and the Reinsurance Interval Fund, to determine, in the case of the Reinsurance Interval Fund, which investments should be purchased, sold or exchanged, and in the case of the Fund, the appropriate level of investment in the Reinsurance Interval Fund, and to implement such determinations, in the case of the Reinsurance Interval Fund, by causing the Reinsurance Interval Fund to make investments directly or through a Subsidiary, and in the case of the Fund, by causing the Fund to make investments in the Reinsurance Interval Fund. Stone Ridge compensates all Trustees and officers of the Fund who are members of Stone Ridge’s organization and who render investment services to the Fund.

The Reinsurance Interval Fund has agreed to pay Stone Ridge as compensation under its management agreement a fee in the amount of 2.00% of the average daily net assets of the Reinsurance Interval Fund. Separately from the contractual expense limitation referenced under “Fund Expenses” above, Stone Ridge may voluntarily reimburse any fees and expenses of the Reinsurance Interval Fund but is under no obligation to do so. Any such voluntary reimbursements may be terminated at any time. The Fund has also agreed to pay Stone Ridge as compensation under the Management Agreement a fee in the amount of 2.00% of the average daily net assets of the Fund. Notwithstanding the foregoing, Stone Ridge has entered into a contractual expense limitation as described under “Fund Expenses.” A discussion regarding the basis for the Board’s approval of the Management Agreement will be available in the Fund’s first annual or semi-annual report to shareholders.

Pursuant to the Management Agreement, Stone Ridge agrees to manage the investment and reinvestment of the Fund’s assets, determine what investments will be purchased, held, sold or exchanged by the Fund and what portion, if any, of the assets of the Fund will be held uninvested, and continuously review, supervise and administer the investment program of the Fund. Stone Ridge bears its own operating and overhead expenses attributable to its duties under the Management Agreement (such as salaries, bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses), except that the Fund bears travel expenses (or an appropriate portion thereof) of Trustees or Fund officers who are partners, directors, trustees, or employees of Stone Ridge to the extent that such expenses relate to attendance at meetings of the Board or any committees thereof or Stone Ridge thereto, and the Fund bears all or a portion of the expenses related to the Fund’s chief compliance officer, as may be approved by the Board from time to time. To the extent the Adviser receives advisory fees from a Subsidiary, the Adviser will not receive compensation from the Reinsurance Interval Fund in respect of the assets of the Reinsurance Interval Fund that are invested in such Subsidiary.

The Fund bears all other costs of its operations, including, without limitation, the compensation of the Independent Trustees; ordinary administrative and operating expenses, including the management fee and all expenses associated with the pricing of Fund assets; risk management expenses; ordinary and recurring investment expenses, including all fees and expenses directly related to portfolio transactions and positions for

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the Fund’s account (including brokerage, clearing and settlement costs), custodial costs and interest charges; professional fees (including, without limitation, expenses of consultants, experts, and specialists); fees and expenses in connection with repurchase offers and any repurchases of Fund Shares; legal expenses (including legal and other out-of-pocket expenses incurred in connection with the organization of the Fund and the offering of its Shares); accounting and auditing expenses incurred in preparing, printing and delivering all reports (including such expenses incurred in connection with any Fund document) and tax information for shareholders and regulatory authorities, and all filing costs, fees, travel expenses and any other expenses directly related to the investment of the Fund’s assets. The Fund will pay any extraordinary expenses it may incur, including any litigation expenses.

Portfolio Managers

Alexander Nyren and Benjamin Robbins are the Portfolio Managers of the Fund. Each of the Portfolio Managers has been a Portfolio Manager since the Fund’s inception in 2016. Each of the Portfolio Managers also is a Portfolio Manager of the Reinsurance Interval Fund and other registered investment companies, including mutual funds.

Alexander Nyren. Alexander Nyren, Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund and its investments jointly with Mr. Robbins. Prior to joining Stone Ridge in 2013, Mr. Nyren was in the insurance practice of Oliver Wyman since 2010, where he was a Principal. Mr. Nyren received an MPhil in Economics from the University of Cambridge and a BA with highest honors in Applied Mathematics from Harvard University.

Benjamin Robbins. Benjamin Robbins, Portfolio Manager of the Fund, is responsible for the day-to-day management of the Fund and its investments jointly with Mr. Nyren. Prior to joining Stone Ridge in 2014, Mr. Robbins was a Director at Deutsche Bank, where he worked from 2006 to 2014 and managed a trading book of insurance-linked securities. Mr. Robbins holds a BA, magna cum laude, in Physics from Harvard University and is a CFA charterholder.

Adviser’s Investment Committee

The Adviser has established an Investment Committee (the “Committee”), which oversees the investment policies and strategies of the Adviser and monitors risk within the funds advised by the Adviser, including the Fund.

The members of the Committee, and their professional background and experience, are as follows:

Daniel Fleder. Mr. Fleder joined Stone Ridge in 2016. Mr. Fleder is the Chair of the Committee and serves as Head of Risk at Stone Ridge. Mr. Fleder was previously Head of Markets and Head of Variance Risk Premium at Stone Ridge. Mr. Fleder received his PhD in Operations Research and MS in Statistics from the University of Pennsylvania (Wharton) and BSE in Engineering from the University of Pennsylvania (Engineering School).

Robert Gutmann. Mr. Gutmann is a co-founder of Stone Ridge. Mr. Gutmann has held a variety of leadership roles at Stone Ridge, including Head of Product Development and Execution and his current role as Head of Digital Asset Strategies. Mr. Gutmann received his B.A. in Mathematics and Music from Columbia University.

Ross Stevens. Mr. Stevens founded Stone Ridge in 2012, and serves as Chief Executive Officer. Mr. Stevens received his PhD in Finance and Statistics from the University of Chicago (Booth) and his BSE in Finance from the University of Pennsylvania (Wharton).

Yan Zhao. Ms. Zhao is a co-founder of Stone Ridge. Ms. Zhao has held a variety of leadership roles at Stone Ridge, including Head of Reinsurance and her current role as Head of Flourish. Ms. Zhao holds an MBA from Harvard Business School and a BA in Economics from Harvard University.

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Additional Information Regarding the Adviser and Portfolio Managers

The Statement of Additional Information provides additional information about the Adviser, including information about potential conflicts of interest that the Adviser may face in managing the Fund, and about each Portfolio Manager’s compensation, other accounts managed by each Portfolio Manager, and each Portfolio Manager’s ownership of securities in the Fund. The Statement of Additional Information is part of this prospectus and is available free of charge by calling (855) 609-3680 or at www.stoneridgefunds.com. The information (other than this prospectus, including the Statement of Additional Information) contained on, or that can be accessed through, www.stoneridgefunds.com is not part of this prospectus or the Statement of Additional Information.

Control Persons

A control person is a person who beneficially owns more than 25% of the voting securities of a company. Stone Ridge is currently the sole shareholder of the Fund and, therefore, a control person. However, it is anticipated that Stone Ridge will no longer be a control person once the Fund commences investment operations.

The Fund’s Service Providers

Custodian. U.S. Bank NA, located at 1555 N. Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, is the Fund’s custodian.

Transfer Agent. U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (the “Transfer Agent”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, is the Fund’s transfer agent and dividend disbursing agent.

Administrator. U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (the “Administrator”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, is the Fund’s administrator and accounting agent, performing general administrative tasks for the Fund, including keeping financial books and records of the Fund. The Fund compensates the Administrator at rates that are determined based on the aggregate net assets of the funds in the Stone Ridge fund complex, with each fund paying a pro rata portion of the fee allocated on the basis of the funds’ net assets.

Independent Registered Public Accounting Firm. Ernst & Young LLP, 220 South 6th Street, Minneapolis, Minnesota 55402, serves as the Fund’s Independent Registered Public Accounting Firm, and is registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board.

Legal Counsel. Ropes & Gray LLP, located at 800 Boylston Street, Boston, Massachusetts, acts as legal counsel to the Fund.

Distributions

The Fund currently intends to declare and pay dividends of substantially all net investment income and net realized capital gains at least annually, although the Fund may declare and pay dividends more frequently (e.g., quarterly). Unless shareholders specify otherwise, dividends will be reinvested in Shares of the Fund. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds.

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SHAREHOLDER GUIDE

HOW TO BUY SHARES

The Fund has authorized the Transfer Agent and Distributor to receive orders on its behalf, and the Distributor has authorized select intermediaries to receive orders on behalf of the Fund. These intermediaries may be authorized to designate other intermediaries to receive orders on the Fund’s behalf. The Fund is deemed to have received an order when the Transfer Agent, the Distributor, an intermediary, or if applicable, an intermediary’s authorized designee, receives the order in good order. The Shares will be offered at NAV per share calculated each regular business day. Investors who invest in the Fund through an intermediary should contact their intermediary regarding purchase procedures. Investors may be charged a fee if they effect transactions through an intermediary.

Shares generally are available for investment only by clients of registered investment advisers and a limited number of certain other Eligible Investors. Certain investors may purchase Shares directly from the Fund by first contacting the Adviser at (855) 609-3680 to notify the Adviser of the proposed investment. Once notification has occurred, if approved, the investor will be directed to the Fund’s Transfer Agent to complete the purchase transaction.

All investments are subject to approval of the Adviser, and all investors must complete and submit the necessary account registration forms in good order. The Fund reserves the right to reject any initial or additional investment and to suspend the offering of Shares. Purchase through an intermediary does not affect these eligibility requirements.

A purchase of Shares will be made at the NAV per share next determined following receipt of a purchase order in good order by the Fund, the Transfer Agent, the Distributor, an intermediary or an intermediary’s authorized designee if received at a time when the Fund is open to new investments. A purchase order is in “good order” when the Fund, the Transfer Agent, the Distributor, an intermediary or, if applicable, an intermediary’s authorized designee, receives all required information, including properly completed and signed documents, and the purchase order is approved by the Adviser. Once the Fund (or one of its authorized agents described above) accepts a purchase order, you may not cancel or revoke it. The Fund reserves the right to cancel any purchase order it receives if the Fund believes that it is in the best interest of the Fund’s shareholders to do so.

Clients of investment advisory organizations may also be subject to investment advisory and other fees under their own arrangements with such organizations.

Shares are offered to the following groups of investors (“Eligible Investors”):

1.	Institutional investors, including registered investment advisers (RIAs);

2.	Clients of institutional investors;

3.	Tax-exempt retirement plans of the Adviser and its affiliates and rollover accounts from those plans;

4.

Certain other Eligible Investors as approved from time to time by the Adviser; Eligible Investors include employees, former employees, shareholders, members and directors of the Adviser and the Fund or each of their affiliates, and friends and family members of such persons; and

5.	Investment professionals or other financial intermediaries investing for their own accounts and their immediate family members.

Some intermediaries may impose different or additional eligibility requirements. The Adviser has the discretion to further modify or waive their eligibility requirements.

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Shares of the Fund generally may be sold only to U.S. citizens, U.S. residents and U.S. domestic corporations, partnerships, trusts or estates. The Fund reserves the right to refuse any request to purchase Shares. The Shares are subject to the investment minimums described below.

Investment Minimums

The minimum initial account size is $15 million. This minimum investment requirement may be waived or reduced in certain circumstances. For eligibility groups 3, 4 and 5 described above under “How to Buy Shares,” there is no minimum investment requirement. This minimum may be modified and/or applied in the aggregate for certain intermediaries that submit trades on behalf of underlying investors (e.g., registered investment advisers or benefit plans). Differences in the policies of different intermediaries may include different minimum investment amounts. There is no minimum for subsequent investments.

Other Policies

No Share Certificates. The issuance of Shares is recorded electronically on the books of the Fund. You will receive a confirmation of, or account statement reflecting, each new transaction in your account, which will also show the total number of Shares of the Fund you own. You can rely on these statements in lieu of certificates. The Fund does not issue certificates representing Shares of the Fund.

Involuntary Redemptions. The Fund reserves the right to redeem an account if the value of the Shares is $1,000 or less for any reason, including market fluctuations. Before the Fund redeems such Shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the Shares in the account is less than the minimum amount and will allow the shareholder 60 days to make an additional investment in an amount that will increase the value of the account(s) to the minimum amount specified above before the redemption is processed. As a sale of your Fund Shares, the redemption may have tax consequences.

In addition, the Fund reserves the right under certain circumstances to redeem all or a portion of an account, without consent of or other action by the shareholder.

Customer Identification Program

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations.

In compliance with the USA PATRIOT Act of 2001, please note that the Transfer Agent or authorized intermediary will verify certain information upon account opening as part of the Trust’s Anti-Money Laundering Program. You will be asked to supply certain required information, such as your full name, date of birth, social security number and permanent street address. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners. Mailing addresses containing only a P.O. box may not be accepted.

If the identity of a customer cannot be verified, the account will be rejected or the customer will not be allowed to perform a transaction on the account until the customer’s identity is verified. The Fund may also reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

The Fund and its agents are not responsible for any loss in an investor’s account resulting from the investor’s delay in providing all required identifying information or from closing an account and repurchasing an investor’s Shares when an investor’s identity is not verified.

In addition, the Fund may be required to “freeze” your account if there appears to be suspicious activity or if account information matches information on a government list of known terrorists or other suspicious persons.

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Fund Closings

The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing shareholders will be permitted. The Fund may re-open to new investment and subsequently close again to new investment at any time at the discretion of the Adviser. During the time the Fund is closed to new investments, Fund shareholders will continue to be able to participate in periodic repurchase offers, as described below.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. Except as permitted by the Fund’s interval structure, no shareholder will have the right to require the Fund to repurchase its Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV on a regular schedule. The schedule requires the Fund to make repurchase offers twelve months after commencement of investment operations and quarterly thereafter.

Repurchase Process

The months in which the Fund’s repurchase offers will take place will depend on when the Fund commences investment operations. Upon the commencement of a repurchase offer, the Fund will send written notice to each shareholder setting forth, among other things:

•	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed,

•	The Repurchase Request Deadline and the Repurchase Pricing Date (see below),

•	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase,

•	The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV,

•	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline, and

•	The circumstances in which the Fund may suspend or postpone the repurchase offer.

The repurchase request deadline, which is the date by which shareholders wishing to tender Shares for repurchase must respond to the repurchase offer (the “Repurchase Request Deadline”), will be at least 21 days, and not more than 42 days, after the commencement of the applicable repurchase offer, as specified in the applicable written notice. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

The Fund anticipates that the repurchase pricing date, the date on which the repurchase price for Shares is determined (the “Repurchase Pricing Date”), will ordinarily be the same day as the Repurchase Request

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Deadline, but in no event will be (i) prior to the close of business on the day of the Repurchase Request Deadline or (ii) more than 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

The Fund expects to distribute payment to shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the “Repurchase Payment Deadline”). The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and the Repurchase Pricing Date (if they are different dates) or between the Repurchase Pricing Date and Repurchase Payment Deadline. The method by which the Fund calculates NAV is discussed below under “Determination of Net Asset Value.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the Fund’s transfer agent at (855) 609-3680.

The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2%, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase (such as bid to ask spreads) incurred by the Fund, directly or indirectly, as a result of repurchasing Shares, thus allocating estimated transaction costs to the shareholder whose Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act.

The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of Chapter 1 of the Code; (2) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is not expected to be any minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees will set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

Notwithstanding the foregoing, under certain circumstances, the Fund may, in its discretion, accept shares tendered by shareholders who own fewer than 100 shares and tender all of their shares for repurchase in a repurchase offer. In that case, these shares would be accepted before prorating the shares tendered by other shareholders. In addition, if a repurchase offer is oversubscribed, the Fund may offer to repurchase additional Shares in an amount determined by the Board that are tendered by an estate (an “Estate Offer”). If an Estate Offer is oversubscribed, the Fund will repurchase such Shares on a pro rata basis. As a result, there can be no assurance that the Fund will be able to repurchase all of the Shares tendered in an Estate Offer. If the Fund repurchases any

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Shares pursuant to an Estate Offer, this will not affect the number of Shares that it repurchases from other shareholders in the quarterly repurchase offers.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular repurchase offer, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. Depending on the timing of the Fund’s repurchase offers, the Fund may determine that the shares of the Reinsurance Interval Fund that it holds are illiquid for purposes of Rule 23c-3 under the 1940 Act. If the Fund so determines, it will be required to hold cash in an amount and for a time sufficient to satisfy the liquidity requirements described above. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to fund repurchase requests.

If the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Risk Considerations — Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Distributions and Federal Income Tax Matters” below and “Tax Status” in the Statement of Additional Information.

PERIODIC REPURCHASE OFFERS OF THE REINSURANCE INTERVAL FUND

The Reinsurance Interval Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of its shares, makes periodic offers to repurchase shares. Except as permitted by the Reinsurance Interval Fund’s interval structure, no shareholder, including the Fund, has the right to require the Reinsurance Interval Fund to repurchase its shares. No public market for its shares exists, and none is expected to develop in the future. Consequently, shareholders of the Reinsurance Interval Fund generally are not able to liquidate their investment other than as a result of repurchases of their shares by the Reinsurance Interval Fund.

The Reinsurance Interval Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Reinsurance Interval Fund to offer to repurchase at least 5% and up to 25% of its shares at NAV on a regular schedule. The schedule requires the Reinsurance Interval Fund to make repurchase offers every three months.

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Repurchase Process

The Reinsurance Interval Fund makes quarterly repurchase offers in the months of January, April, July and October. Upon the commencement of a repurchase offer (which the Reinsurance Interval Fund expects to commence approximately mid-month in each of the foregoing months), the Reinsurance Interval Fund will send written notice to each shareholder setting forth, among other things:

•

The percentage of outstanding shares that the Reinsurance Interval Fund is offering to repurchase and how the Reinsurance Interval Fund will purchase shares on a pro rata basis if the offer is oversubscribed,

•	The Reinsurance Interval Fund’s repurchase request deadline and repurchase pricing date (see below),

•	The date by which the Reinsurance Interval Fund will pay to shareholders the proceeds from their shares accepted for repurchase,

•	The NAV of the shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV,

•	The procedures by which shareholders may tender their shares and the right of shareholders to withdraw or modify their tenders before the Reinsurance Interval Fund’s repurchase request deadline, and

•	The circumstances in which the Reinsurance Interval Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Reinsurance Interval Fund document.

The Reinsurance Interval Fund’s repurchase request deadline, which is the date by which shareholders of the Reinsurance Interval Fund wishing to tender shares for repurchase must respond to the repurchase offer, will be at least 21 days, and not more than 42 days, after the commencement of the applicable repurchase offer, as specified in the applicable written notice. The Reinsurance Interval Fund’s repurchase request deadline will be strictly observed. If a shareholder, including the Fund, fails to submit a repurchase request in good order by the Reinsurance Interval Fund’s repurchase request deadline, the shareholder will be unable to liquidate shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Reinsurance Interval Fund’s repurchase request deadline.

The Reinsurance Interval Fund anticipates that its repurchase pricing date, the date on which the repurchase price for shares of the Reinsurance Interval Fund is determined, will ordinarily be the same day as the Reinsurance Interval Fund’s repurchase request deadline, but in no event will be (i) prior to the close of business on the day of the Reinsurance Interval Fund’s repurchase request deadline or (ii) more than 14 days after the Reinsurance Interval Fund’s repurchase request deadline (or the next business day, if the 14th day is not a business day). The Reinsurance Interval Fund anticipates that its repurchase pricing date will be generally on or about mid-month of the month immediately following the month in which the repurchase offer commences.

The Reinsurance Interval Fund typically distributes payment to shareholders between one and three business days after its repurchase pricing date and will distribute such payment no later than seven (7) calendar days after such date (i.e., the Reinsurance Interval Fund’s repurchase payment deadline). The Reinsurance Interval Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Reinsurance Interval Fund’s repurchase request deadline, and it may also change materially between the Reinsurance Interval Fund’s repurchase request deadline and its repurchase pricing date (if they are different dates) and repurchase payment deadline. The method by which the Reinsurance Interval Fund calculates NAV is discussed below under “Determination of Net Asset Value.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by calling the Reinsurance Interval Fund’s transfer agent at (855) 609-3680.

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The Reinsurance Interval Fund does not currently charge a repurchase fee. However, the Reinsurance Interval Fund may charge a repurchase fee of up to 2%, which the Reinsurance Interval Fund would retain to help offset non-de minimis estimated costs related to the repurchase (such as bid to ask spreads) incurred by the Reinsurance Interval Fund, directly or indirectly, as a result of repurchasing shares, thus allocating estimated transaction costs to the shareholder whose shares are being repurchased. The Reinsurance Interval Fund may introduce, or modify the amount of, a repurchase fee at any time. The Reinsurance Interval Fund may also waive or reduce the repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Reinsurance Interval Fund will not incur transaction costs or will incur reduced transaction costs.

Suspension or Postponement of Repurchase Offers

The Reinsurance Interval Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the trustees of the Reinsurance Interval Fund, including a majority of trustees who are not “interested persons” of the Reinsurance Interval Fund, as defined in the 1940 Act.

The Reinsurance Interval Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Reinsurance Interval Fund to lose its status as a regulated investment company under Subchapter M of Chapter 1 of the Code; (2) for any period during which the New York Stock Exchange (“NYSE”) or any other market in which the securities owned by the Reinsurance Interval Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Reinsurance Interval Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Reinsurance Interval Fund fairly to determine the value of its net assets; or (4) for such other periods as the Commission may by order permit for the protection of shareholders of the Reinsurance Interval Fund.

Oversubscribed Repurchase Offers

There is no minimum number of shares that must be tendered before the Reinsurance Interval Fund will honor repurchase requests. However, the Reinsurance Interval Fund’s trustees will set for each repurchase offer a maximum percentage of shares that may be repurchased by the Reinsurance Interval Fund. In the event a repurchase offer by the Reinsurance Interval Fund is oversubscribed, the Reinsurance Interval Fund may repurchase, but is not required to repurchase, additional shares up to a maximum amount of 2% of the outstanding shares of the Reinsurance Interval Fund. If the Reinsurance Interval Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Reinsurance Interval Fund is entitled to repurchase, the Reinsurance Interval Fund will repurchase the shares tendered on a pro rata basis.

Notwithstanding the foregoing, under certain circumstances, the Reinsurance Interval Fund may, in its discretion, accept shares tendered by shareholders who own fewer than 100 shares and tender all of their shares for repurchase in a repurchase offer. In that case, these shares would be accepted before prorating the shares tendered by other shareholders. In addition, if a repurchase offer is oversubscribed, the Reinsurance Interval Fund may offer to repurchase additional shares in an amount determined by the Board that are tendered by an estate (an “Estate Offer”). If an Estate Offer is oversubscribed, the Reinsurance Interval Fund will repurchase such shares on a pro rata basis. As a result, there can be no assurance that the Reinsurance Interval Fund will be able to repurchase all of the shares tendered in an Estate Offer. If the Reinsurance Interval Fund repurchases any shares pursuant to an Estate Offer, this will not affect the number of shares that it repurchases from other shareholders in the quarterly repurchase offers.

If any shares that investors, such as the Fund, wish to tender to the Reinsurance Interval Fund are not repurchased because of proration, the investor will have to wait until the next repurchase offer and resubmit a new repurchase request, and that repurchase request will not be given any priority over other shareholders’ requests. Thus, there

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is a risk that the Reinsurance Interval Fund may not purchase all of the shares an investor wishes to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that the Fund will be able to tender its shares of the Reinsurance Interval Fund when or in the amount that it desires.

Consequences of Repurchase Offers

From the time the Reinsurance Interval Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Reinsurance Interval Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Reinsurance Interval Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. The Reinsurance Interval Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to fund share repurchases.

If the Reinsurance Interval Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares by increasing the Reinsurance Interval Fund’s expenses and reducing any net investment income. There is no assurance that the Reinsurance Interval Fund will be able sell a significant amount of additional shares so as to mitigate these effects.

These and other possible risks associated with the Reinsurance Interval Fund’s repurchase offers are described under “Principal Risks of Investment in the Fund — Repurchase Offers Risk” above. In addition, the repurchase of shares by the Reinsurance Interval Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Distributions and Federal Income Tax Matters” below and “Tax Status” in the Statement of Additional Information.

DISTRIBUTION AND SERVICING ARRANGEMENTS

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, Colorado 80203 (the “Distributor”), is the principal underwriter and distributor of Shares of the Fund. The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of its contract with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund, or to buy any of the Shares. Shares of the Fund are continuously offered through the Distributor, as the exclusive distributor. The Distributor also acts as agent for the Fund in connection with repurchases of Shares. The Fund has agreed to indemnify the Distributor and its affiliates against certain liabilities, including certain liabilities arising under the 1933 Act, and the 1940 Act. The Distributor has agreed to indemnify the Fund, the Adviser and each Trustee against certain liabilities arising from the Distributor’s willful misfeasance, bad faith, negligence or reckless disregard in the performance of its duties, obligations or responsibilities under the distribution agreement.

No market currently exists for the Fund’s Shares. The Fund’s Shares are not listed, and the Fund does not currently intend to list its Shares, for trading on any national securities exchange. There is currently no secondary market for the Fund’s Shares, and the Fund does not expect a secondary market in its Shares to develop. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares.

Financial intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase and sell Shares. The Fund pays fees to compensate such financial intermediaries in connection with (i) personal and account maintenance services rendered to Fund shareholders, including electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the

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Fund’s Transfer Agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request (fees for such services, “servicing fees”) and/or (ii) activities or expenses primarily intended to result in the sale of Shares (fees for such services, if any, “distribution fees”). The Fund does not believe that any portion of fees currently paid to financial intermediaries are distribution fees.

Servicing fees and distribution fees may be paid pursuant to a Distribution and Servicing Plan adopted by the Fund at the maximum annual rate of 0.05% and servicing fees may be paid pursuant to a Services Agreement between the Fund and the Adviser, under which the Fund has appointed the Adviser as “servicing agent” to compensate financial intermediaries, at an annual rate of 0.05%, in each case calculated as a percentage of the Fund’s average daily net assets. These fees are paid out of the Fund’s assets on an ongoing basis and may be administered or facilitated by the Distributor. Intermediaries generally receive payments pursuant to both the Distribution and Servicing Plan and the Services Agreement. The Adviser performs certain services and incurs certain expenses through its employees who are registered representatives of a broker-dealer with respect to the promotion of the Fund’s Shares and the Adviser also performs certain services in connection with the servicing of shareholders. If amounts remain from the servicing fees and/or any distribution fees after the intermediaries have been paid, such amounts may be used to compensate the Adviser for the services it provides and for the expenses it bears. The Distributor does not retain any portion of any servicing fees or distribution fees. To the extent that there are expenses associated with shareholder services that exceed the amounts payable pursuant to the Services Agreement or the Distribution and Servicing Plan, the Fund will bear such expenses.

DETERMINATION OF NET ASSET VALUE

The NAV per share of the Fund’s Shares is determined by dividing the total value of the Fund’s portfolio investments, cash and other assets, less any liabilities (including accrued expenses or dividends), by the total number of Shares outstanding. The Fund’s Shares are valued as of a particular time (the “Valuation Time”) on the last day of each week and last day of each month (if different) that the New York Stock Exchange (“NYSE”) opens for business.1 During any period when the Fund is offering its Shares, it is the current intention of the Fund that the NAV per share of the Shares shall be computed no less frequently than once daily, Monday through Friday, as of the Valuation Time, except on days on which the NYSE does not open for business; provided that the Fund reserves the right to calculate the net asset value more or less frequently if deemed desirable, subject to the requirements of Rule 23c-3. The Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time). In unusual circumstances, the Valuation Time may be at a time other than 4:00 p.m. Eastern time, for example, in the event of an earlier, unscheduled close or halt of trading on the NYSE. Current net asset values per share of the Fund may be obtained by contacting the Transfer Agent by telephone at (855) 609-3680.

The NAV per share of the Reinsurance Interval Fund’s shares is determined by dividing the total value of the Reinsurance Interval Fund’s portfolio investments, cash and other assets, less any liabilities (including accrued expenses or dividends), by the total number of shares outstanding. The Reinsurance Interval Fund’s shares are valued as of the Reinsurance Interval Fund’s Valuation Time on the last day of each week and last day of each month (if different) that the NYSE opens for business. During any period when the Reinsurance Interval Fund is offering its shares, it is the current intention of the Reinsurance Interval Fund that the NAV per share of the Reinsurance Interval Fund’s shares shall be computed no less frequently than once daily, Monday through Friday, as of the Reinsurance Interval Fund’s Valuation Time, except on days on which the NYSE does not open for business; provided that the Reinsurance Interval Fund reserves the right to calculate the net asset value more or less frequently if deemed desirable, subject to the requirements of Rule 23c-3. The Reinsurance Interval Fund’s Valuation Time is ordinarily at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time). Current net asset values per share of the Reinsurance Interval Fund may be obtained by contacting the Transfer Agent by telephone at (855) 609-3680.

[1]

The NYSE is generally open from Monday through Friday, 9:30 a.m. to 4:00 p.m., Eastern time. NYSE, NYSE Arca, NYSE Bonds and NYSE Arca Options markets will generally close on, and in observation of the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

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In accordance with the regulations governing registered investment companies, the Fund’s transactions in portfolio securities and purchases and sales of Fund Shares (which bear upon the number of Fund Shares outstanding) are generally not reflected in the NAV determined for the business day on which the transactions are effected (the trade date), but rather on the following business day.

The Board has approved procedures pursuant to which the Fund values its investments (the “Valuation Procedures”). The Board has established an Adviser Valuation Committee made up of employees of the Adviser to which the Board has delegated responsibility for overseeing the implementation of the Valuation Procedures and fair value determinations made on behalf of the Board.

Because the Fund will invest all or substantially all of its assets in the Reinsurance Interval Fund, the value of the assets of the Fund will depend on the value of its pro rata interest in the Reinsurance Interval Fund investments. The Board has approved procedures pursuant to which the Fund will value its investments. These procedures are identical to those of the Reinsurance Interval Fund and descriptions herein of the valuation of instruments other than shares of the Reinsurance Interval Fund apply to the valuation of the portfolio assets of the Reinsurance Interval Fund.

Listed below is a summary of certain of the methods generally used currently to value investments of the Fund under the Valuation Procedures:

With respect to pricing of insurance-linked securities for which at least one designated independent broker provides a price, that price (or, if multiple designated independent brokers provide a price, the average of such prices) will be used to value the security. The Funds typically utilize an independent data delivery vendor to obtain the prices, average them and communicate the resulting value to the Administrator. If no designated independent broker provides a price for the security in question, the Adviser Valuation Committee will generally utilize prices provided by one or more other brokers that the Adviser has approved to value the security. For certain securities, an administrator or third-party manager may regularly provide net asset values that may be used to determine the price at which an investor can subscribe for or redeem an investment in that security, subject to any relevant restrictions on the timing of such subscriptions or redemptions. The Adviser Valuation Committee will generally rely upon such valuations, with any necessary adjustment to reflect relevant corporate actions (e.g., dividends paid but not yet reflected in the reported net asset value).

Short-term debt instruments, such as commercial paper, bankers’ acceptances and U.S. Treasury Bills, having a maturity of 60 days or less, are generally valued at amortized cost.

Other debt securities, including corporate and government debt securities (of U.S. or foreign issuers) and municipal debt securities in each case having a remaining maturity in excess of 60 days, loans, mortgage-backed securities, collateralized mortgage obligations and other asset-backed securities (except event-linked bonds) are valued by an independent pricing service at an evaluated (or estimated) mean between the closing bid and asked prices.

For investments in open-end management companies that are registered under the 1940 Act, the value of the shares of such funds is calculated based upon the net asset value per share of such funds. The prospectuses for such funds explain the circumstances under which they will use fair value pricing and its effects.

Equity securities (other than insurance-linked securities that are valued pursuant to the valuation methods described above) are valued at the last sale, official close or if there are no reported sales at the mean between the bid and asked price on the primary exchange on which they are traded. The values of the Fund’s investments in publicly-traded foreign equity securities generally will be the closing or final trading prices in the local trading markets but may be adjusted based on values determined by a pricing service using pricing models designed to estimate changes in the values of those securities between the times in which the trading in those securities is substantially completed and the close of the NYSE.

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Exchange-traded derivatives, such as options and futures contracts, are valued at the settlement price on the exchange or mean of the bid and asked prices.

Non-exchange traded derivatives, including OTC options, are generally valued on the basis of valuations provided by a pricing service or using quotes provided by a broker/dealer (typically the counterparty).

If market quotations are not readily available or available market quotations or other information are deemed to be unreliable by the Adviser Valuation Committee, and if the valuation of the applicable instrument is not covered by the valuation methods described above or if the valuation methods are described above, but such methods are deemed unreliable by the Adviser Valuation Committee, then such instruments will be valued as determined in good faith by the Adviser Valuation Committee. In these circumstances, the Fund determines fair value in a manner that seeks to reflect the market value of the security on the valuation date based on consideration by the Adviser Valuation Committee of any information or factors it deems appropriate. For purposes of determining the fair value of securities, the Adviser Valuation Committee may generally consider, without limitation: (i) indications or quotes from brokers, insurance companies, reinsurance companies or other third-party sources, (ii) valuations provided by a third-party pricing agent, (iii) internal models that take into consideration different factors determined to be relevant by the Adviser, or (iv) any combination of the above.

Fair value pricing may require subjective determinations about the value of a portfolio instrument. Fair values may differ from quoted or published prices, or from prices that are used by others, for the same investments. Also, the use of fair value pricing may not always result in adjustments to the prices of securities or other assets or liabilities held by the Fund. It is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security. Thus, fair valuation may have an unintended dilutive or accretive effect on the value of shareholders’ investments in the Fund.

It is expected that a substantial portion of the Fund’s investments will be U.S. dollar denominated investments. Investments initially valued in currencies other than the U.S. dollar are converted to U.S. dollars using exchange rates obtained from pricing services. As a result, the NAV of the Fund’s Shares may be affected by changes in the value of currencies in relation to the U.S. dollar. International markets are sometimes open on days when U.S. markets are closed, which means that the value of foreign securities owned by the Fund could change on days when Fund Shares cannot be bought or sold. The value of investments traded in markets outside the U.S. or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the NYSE is closed, and the NAV of the Fund’s Shares may change on days when an investor is not able to purchase or sell Shares in connection with a periodic repurchase offer. The calculation of the Fund’s NAV may not take place contemporaneously with the determination of the prices of foreign securities used in NAV calculations.

DISTRIBUTIONS AND FEDERAL INCOME TAX MATTERS

This section summarizes some of the important U.S. federal income tax consequences of investing in the Fund. This discussion does not address all aspects of taxation that may apply to shareholders or to specific types of shareholders such as tax-deferred retirement plans and persons who are not “U.S. persons” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). You should consult your tax adviser for information concerning the possible application of federal, state, local or non-U.S. tax laws to you. Please see the Statement of Additional Information for additional information regarding the tax aspects of investing in the Fund.

The Fund will invest all or substantially all of its assets in the Reinsurance Interval Fund, and so substantially all of the Fund’s income will be as a result of distributions (or deemed distributions) from the Reinsurance Interval Fund. Therefore, as applicable, references to the U.S. federal income tax treatment of the Fund, including to the assets owned, income earned by or decisions made by or on behalf of the Fund, will be to or will include the Reinsurance Interval Fund, and, as applicable, the assets owned, income earned by or decisions made by or on behalf of the Reinsurance Interval Fund.

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The Fund currently intends to elect and the Reinsurance Interval Fund has elected to be treated, and each of the Fund and the Reinsurance Interval Fund currently intends to qualify to be treated as a regulated investment company under Subchapter M of Chapter 1 of the Code (a “RIC”). A RIC generally is not subject to federal income tax at the fund level on income and gains that are timely distributed to shareholders. To qualify for treatment as a RIC, the Fund and the Reinsurance Interval Fund must meet certain income, asset diversification and distribution requirements. If the Reinsurance Interval Fund were to fail to qualify for treatment as a RIC in a particular tax year, absent a cure thereof (which cure might not be available), the Fund would itself fail to qualify as a RIC.

The Reinsurance Interval Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Reinsurance Interval Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the Reinsurance Interval Fund’s, and thus the Fund’s ability to qualify for such treatment. If, in any year, the Fund or the Reinsurance Interval Fund (and, as a result, the Fund) were to fail to qualify for treatment as a RIC under the Code for any reason, and were not able to cure such failure, the Fund or the Reinsurance Interval Fund (and, as a result, the Fund), as the case may be, would be treated as a “C corporation” and, as such, would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as dividends.

The Reinsurance Interval Fund invests substantially in foreign securities. Many or most of the Reinsurance Interval Fund’s investments in foreign securities, including one or more Subsidiaries, are controlled foreign corporations for U.S. federal income tax purposes (each a “CFC”). The Reinsurance Interval Fund will generally be required to include in gross income each year, as ordinary income that is included in net investment income, its share of certain amounts of a CFC’s income, whether or not the CFC distributes such amounts to the Reinsurance Interval Fund. Under recently finalized regulations, subpart F inclusions from investments in CFCs will constitute “qualifying income” for the purposes of the 90% gross income requirement to the extent it is either (i) timely and currently repatriated or (ii) derived with respect to the Fund’s business of investing in stock, securities or currencies. Investments by the Reinsurance Interval Fund in CFCs could cause the Reinsurance Interval Fund to recognize taxable income in excess of cash generated by such investments, potentially requiring the Reinsurance Interval Fund to borrow money or dispose of investments to make the distributions required to qualify for treatment as a RIC and to eliminate an entity-level tax and could affect the amount, timing and character of the Reinsurance Interval Fund’s and thus the Fund’s distributions. For additional information, please refer to “Tax Status” in the Statement of Additional Information.

The Reinsurance Interval Fund may invest in other foreign securities that are equity securities of passive foreign investment companies (“PFICs”) for U.S. federal income tax purposes. A foreign issuer in which the Reinsurance Interval Fund invests will not be treated as a PFIC with respect to the Reinsurance Interval Fund if such issuer is a controlled foreign corporation and the Reinsurance Interval Fund holds (directly, indirectly or constructively) 10% or more of the voting interests in or total value of such issuer. Investments in a PFIC potentially (i) accelerate the recognition of income by the Reinsurance Interval Fund without the receipt of cash, (ii) increase the amount required to be distributed by the Reinsurance Interval Fund to qualify as a RIC or eliminate an entity-level tax, (iii) result in a higher percentage of Reinsurance Interval Fund distributions treated as ordinary income, or (iv) subject the Reinsurance Interval Fund to an entity-level tax that cannot be eliminated through distributions.

The Reinsurance Interval Fund’s investment in foreign securities may be subject to foreign withholding or other taxes, which may decrease the Fund’s return on its investment in the Reinsurance Interval Fund. The Fund may be able to pass through to you a deduction or credit for such foreign taxes, as further described in the Statement of Additional Information.

In addition, the Reinsurance Interval Fund’s investments in debt instruments, foreign securities, foreign currencies, and options and other derivatives may increase or accelerate the Fund’s recognition of income or gain and may affect the timing, amount or character of the Fund’s distributions.

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The Fund currently intends to make distributions at least annually of all or substantially all of its net investment income and net realized capital gains, if any. If you elect to reinvest distributions, your distributions will be reinvested in additional Shares of the same share class of the Fund at the NAV calculated as of the payment date. The Fund will pay distributions on a per-share basis. As a result, on the ex-dividend date of such a payment, the NAV of the Fund will be reduced by the amount of the payment. The investment of all or substantially all of its assets in the Reinsurance Interval Fund could affect the amount, timing and character of distributions by the Fund. For federal income tax purposes, distributions of net investment income are generally taxable to shareholders as ordinary income. The tax treatment of Fund distributions of capital gains is determined by how long the Fund owned (or is deemed to have owned) the investments that generated them, rather than how long you owned your Shares. Distributions of net capital gains (the excess of the Fund’s net long-term capital gains over its net short-term capital losses) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable as long-term capital gains, includable in net capital gain and taxed to individuals at reduced rates. Distributions of net gains from the sale or deemed disposition of investments that the Fund owned (or is deemed to have owned) for one year or less will be taxable as ordinary income.

Distributions of investment income properly reported by the Fund as derived from “qualified dividend income,” if any, will be taxed in the hands of individuals at the rates applicable to long-term capital gains, provided that certain holding period and other requirements are met at both the shareholder and Fund level.

If, in and with respect to any taxable year, the Fund makes a distribution to a shareholder in excess of the Fund’s current and accumulated earnings and profits, the excess distribution will be treated as a return of capital to the extent of such shareholder’s tax basis in its Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis in its Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its Shares.

A 3.8% Medicare contribution tax is imposed on the “net investment income” of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. “Net investment income” generally includes dividends, interest, and net gains from the disposition of investment property (including the Fund’s ordinary income dividends, Capital Gain Dividends, and capital gains recognized on the sale, repurchase or exchange of Fund Shares). Shareholders should consult their own tax advisers regarding the effect, if any, that this provision may have on their investment in Fund Shares.

A dividend will be treated as paid on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Early in each year, the Fund will send you a statement showing detailed federal tax information with respect to your distributions for the prior tax year.

Distributions are taxable to you even if they are paid from income or gains earned by the Fund prior to your investment (and thus were included in the price you paid for your Shares). For example, if you purchase Shares on or just before the record date of a Fund distribution, you will pay full price for the Shares and could receive a portion of your investment back as a taxable distribution. In general, you will be taxed on the distributions you receive from the Fund, whether you receive them as additional Shares or in cash.

Any gain or loss resulting from the sale or exchange of your Shares generally will be treated as a capital gain or loss for federal income tax purposes, which will be long-term or short-term depending on how long you have held your Shares.

Shareholders who tender all of the Shares they hold or are deemed to hold in response to a repurchase offer generally will be treated as having sold their Shares and generally will recognize a capital gain or loss. If a shareholder tenders fewer than all of its Shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder, and there is a risk that shareholders who do not tender any of their Shares for repurchase will be treated as having received a dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also

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recognize income in connection with its liquidation of a portion of its investment in the Reinsurance Interval Fund to fund Share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.

In general, dividends (other than Capital Gain Dividends) paid by the Fund to a person who is not a “U.S. person” within the meaning of the Code (a “foreign shareholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). However, the Code provides a withholding tax exemption, if the Fund so elects, for certain interest-related dividends and short-term capital gain dividends paid to foreign shareholders.

Sections 1471-1474 of the Code, and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”), generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund or its agent may be required to withhold under FATCA 30% of the ordinary dividends the Fund pays to that shareholder. If a payment by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if the payment would otherwise be exempt from withholding under rules applicable to foreign shareholders described above. The IRS and the Department of Treasury have issued proposed regulations providing that the gross proceeds of share redemptions or exchanges and Capital Gain Dividends) the Fund pays will not be subject to FATCA withholding. Each prospective shareholder is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements. In addition, foreign countries have implemented or are considering, and may implement, laws similar in purpose and scope to FATCA, as more fully described above.

Special tax rules, including certain minimum distribution requirements, apply to investments through defined contribution plans and other tax-qualified plans. The Fund’s structure as an interval fund, pursuant to which the Fund will make a repurchase offer twelve months after commencement of investment operations and quarterly thereafter, offers which may be oversubscribed, could cause a shareholder to be unable to tender its Shares when or in the amount that it desires, which inability may make it difficult for a shareholder that is a tax-qualified plan to meet minimum distribution requirements. Shareholders should consult their tax advisers to determine the suitability of Shares of the Fund as an investment through such plans and the precise effect of such an investment on their particular tax situation.

The discussion above is very general. Please consult your tax adviser about the effect that an investment in the Fund could have on your own tax situation, including possible foreign, federal, state, or local tax consequences, or about any other tax questions you may have.

DIVIDEND REINVESTMENT PLAN

Dividends and capital gains distributions are treated in accordance with the instructions on your account opening form, and either are automatically reinvested, without sales charges, or are distributed to you in cash. Your taxable income is the same regardless of which option you choose. As long as you hold Fund shares, you may change your election to participate in the dividend reinvestment plan by notifying the Transfer Agent or your financial intermediary, as applicable.

For further information about dividend reinvestment, contact the Transfer Agent by telephone at (855) 609-3680 or contact your financial intermediary.

DESCRIPTION OF THE FUND

The Fund is an investment portfolio of Stone Ridge Trust IV (the “Trust”), a statutory trust established under the laws of State of Delaware by the Certificate of Trust dated October 9, 2015. The Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) authorizes the issuance of an unlimited number of common Shares of beneficial interest, par value, unless the Trustees shall otherwise determine, $0.001 per

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share. All Shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares are, when issued, fully paid and non-assessable by the Fund and have no pre-emptive or conversion rights or rights to cumulative voting.

Shareholders are entitled to share equally in dividends declared by the Board payable to holders of Shares and in the net assets of the Fund available for distribution to holders of Shares upon liquidation after payment of the preferential amounts payable to holders of any outstanding preferred shares.

The Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder or former shareholder held personally liable for the obligations of the Fund solely by reason of such person’s status as a shareholder or former shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

Shareholders have no pre-emptive or conversion rights. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares.

The Board may classify or reclassify any issued or unissued Shares of the Fund into shares of any class by redesignating such Shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of repurchase of such Shares. Any such classification or reclassification will comply with the provisions of the Declaration of Trust and the 1940 Act.

As of January 31, 2020, the following amount of Shares of the Fund was authorized for registration and outstanding:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Common Shares of Beneficial Interest	100,000,000	0	10,000

Anti-Takeover Provisions. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Trust or to change the composition of the Board by discouraging a third party from seeking to obtain control of the Trust. These provisions may have the effect of discouraging attempts to acquire control of the Trust, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of Shares of the Trust that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the Commission for the full text of these provisions.

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REPORTS TO SHAREHOLDERS

The Fund will send to common shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

ADDITIONAL INFORMATION

The prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the Commission. The complete Registration Statement may be obtained from the Commission upon payment of the fee prescribed by its rules and regulations. The Statement of Additional Information can be obtained without charge by calling (855) 609-3680.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this prospectus forms a part, each such statement being qualified in all respects by such reference.

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TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION

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STONE RIDGE’S PRIVACY NOTICE1

Stone Ridge’s Commitment to Its Customers2

Stone Ridge recognizes and respects the privacy expectation of each of its customers. Stone Ridge believes that the confidentiality and protection of its customers’ non-public personal information is one of its fundamental responsibilities. This means, most importantly, that Stone Ridge does not sell customers’ non-public personal information to any third parties. Stone Ridge uses its customers’ non-public personal information primarily to complete financial transactions that its customers request or to make its customers aware of other financial products and services offered by a Stone Ridge affiliated company.

Information Stone Ridge Collects About Its Customers

Stone Ridge collects non-public personal information about its customers from the following sources:

Account Applications and Other Forms, which may include a customer’s name and address, social security number or tax identification number, total assets, income, and accounts at other institutions;

Account History, which may include information about the transactions and balances in accounts with Stone Ridge; and

Correspondence, which may include written, telephonic or electronic communications.

How Stone Ridge Handles Its Customers’ Personal Information

As emphasized above, Stone Ridge does not sell non-public personal information about current or former customers to third parties. Below are the details of circumstances in which Stone Ridge may disclose non-public personal information to third parties:

In order to complete certain transactions or account changes that a customer directs, it may be necessary to provide certain non-public personal information about that customer to companies, individuals, or groups that are not affiliated with Stone Ridge. For example, if a customer asks Stone Ridge to transfer assets from another financial institution, Stone Ridge will need to provide certain non-public personal information about that customer to the company to complete the transaction.

In order to alert a customer to other financial products and services that a Stone Ridge affiliated company offers, Stone Ridge may share non-public personal information it has about that customer with a Stone Ridge affiliated company.

In certain instances, Stone Ridge may contract with non-affiliated companies to perform services for or on behalf of Stone Ridge. Where necessary, Stone Ridge will disclose non-public personal information it has about its customers to these third parties. In all such cases, Stone Ridge will provide the third party with only the information necessary to carry out its assigned responsibilities and only for that purpose. In addition, Stone Ridge requires these third parties to treat Stone Ridge customers’ non-public information with the same high degree of confidentiality that Stone Ridge does.

Finally, Stone Ridge will release non-public information about customers if directed by that customer to do so or if Stone Ridge is authorized by law to do so.

[1]

Provided by Stone Ridge Asset Management LLC, Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV, Stone Ridge Trust V, Stone Ridge Trust VI and Stone Ridge Residential Real Estate Income Fund I, Inc.

[2]

For purposes of this notice, the term “customer” or “customers” includes both individuals who have investments with a Stone Ridge-affiliated company and individuals who have provided non-public personal information to a Stone Ridge affiliated company, but did not invest with a Stone Ridge affiliated company.

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How Stone Ridge Safeguards Its Customers’ Personal Information

Stone Ridge restricts access to information about customers to its employees and to third parties, as described above. Stone Ridge maintains physical, electronic, and procedural safeguards reasonably designed to protect the confidentiality of its customers’ non-public personal information.

Keeping Its Customers Informed

As required by federal law, Stone Ridge will notify customers of Stone Ridge’s Privacy Policy annually. Stone Ridge reserves the right to modify this policy at any time, but in the event that there is a change, Stone Ridge will promptly inform its customers of that change.

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Stone Ridge Post-Event Reinsurance Fund

For More Information

To obtain other information and for shareholder inquiries:

By telephone:	(855) 609-3680

By mail:	Stone Ridge Post-Event Reinsurance Fund c/o U.S. Bank Global Fund Services 615 East Michigan Street Milwaukee, Wisconsin 53202

On the Internet:	SEC EDGAR database — www.sec.gov

The Fund’s investment company registration number is 811-23105.

STATEMENT OF ADDITIONAL INFORMATION

STONE RIDGE TRUST IV

STONE RIDGE POST-EVENT REINSURANCE FUND

March 1, 2020

510 Madison Avenue, 21st Floor

New York, NY 10022

(855) 609-3680

This Statement of Additional Information (“SAI”) describes Stone Ridge Post-Event Reinsurance Fund (the “Fund”). This SAI is not a prospectus and is only authorized for distribution when preceded or accompanied by the Fund’s current prospectus dated March 1, 2020, as supplemented from time to time (the “Prospectus”). This SAI supplements and should be read in conjunction with the Prospectus. A copy of the Prospectus may be obtained without charge by writing the Fund at the address, or by calling the toll-free telephone number, listed above.

STONE RIDGE TRUST IV

STONE RIDGE POST-EVENT REINSURANCE FUND

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ADDITIONAL INVESTMENT INFORMATION, RISKS AND RESTRICTIONS

Stone Ridge Post-Event Reinsurance Fund (the “Fund”) is a closed-end management investment company, which has not yet commenced investment operations, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and is structured as an “interval fund.” The Fund is an investment portfolio of Stone Ridge Trust IV (the “Trust”), a Delaware statutory trust organized on October 9, 2015. Capitalized terms used in this SAI and not otherwise defined have the meanings given to them in the Prospectus.

The Prospectus discusses the investment objective of the Fund, as well as the principal investment strategies it employs to achieve its objective and the principal investment risks associated with those strategies. As described in the Prospectus, because the Fund invests all or substantially all of its assets in the Stone Ridge Reinsurance Risk Premium Interval Fund (the “Reinsurance Interval Fund”), the Fund is subject to the same risks as the Reinsurance Interval Fund. Additional information about the strategies and other investment practices the Reinsurance Interval Fund may employ and certain related risks of the Fund and the Reinsurance Interval Fund are described below.

Additional Investment Information and Risks

Additional Information about the Fund’s and the Reinsurance Interval Fund’s Investments in Reinsurance-Related Securities. Reinsurance occurs when insurance or reinsurance companies share risk by purchasing insurance policies from other insurers or reinsurers to limit the total loss the original insurer or reinsurer would experience in case of disaster. Reinsurance involves the practice of insurers or reinsurers transferring portions of risk portfolios to other parties by agreement in order to reduce the likelihood of having to pay a large obligation resulting from an insurance claim. The intent of reinsurance is for an insurance or reinsurance company to reduce the risks associated with underwritten policies by spreading risks across alternative institutions. The party seeking reinsurance is known as the ceding party. The party that accepts a portion of the potential obligation in exchange for a share of the insurance premium is known as the reinsurer.

Event-linked bonds are a type of reinsurance-related security. The Reinsurance Interval Fund may invest in event-linked bonds in one or more of three ways: the Reinsurance Interval Fund may purchase event-linked bonds when initially offered; the Reinsurance Interval Fund may purchase event-linked bonds in the secondary, over-the-counter market; or the Reinsurance Interval Fund may gain indirect exposure to event-linked bonds using derivatives. As the market for event-linked bonds evolves, the Reinsurance Interval Fund expects to participate in that market and to include new types of event-linked bond offerings in its portfolio.

Trigger events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. In order for a trigger event to be deemed to have occurred, each of the three criteria must be satisfied while the bond is outstanding or the derivative position remains open. The Reinsurance Interval Fund has no limit as to the types of events, geographic areas or thresholds of loss referenced by event-linked bonds in which it can invest. Generally, the event is either a natural or non-natural peril of a kind that results in significant physical or economic loss. Natural perils include disasters such as hurricanes, earthquakes, windstorms, fires and floods. Non-natural perils include disasters resulting from human activity such as commercial and industrial accidents or business interruptions. Some event-linked bonds reference only a single event. Other event-linked bonds may reference multiple events, the occurrence of any one (or other number) of which would satisfy this criteria. Or, an event-linked bond may not specify a particular peril. In these cases, only the geographic area and threshold of physical or economic loss determines whether a trigger event has occurred. For example, certain event-linked bonds, commonly referred to as “mortality” bonds (discussed further below), have trigger events that are deemed to occur if a specific number of deaths occur in an identified geographic area regardless of the peril which caused the loss of life.

Indemnity Triggers. Indemnity triggers are based on losses paid and reserved for by an identified insurance company. Generally the identified company sponsored the special purpose vehicle issuing the event-linked bonds. The trigger event would be considered to have occurred only if that company’s losses on catastrophic insurance claims exceeded a certain threshold of insured claims. If the company’s losses (paid and reserved for) were less than the pre-determined aggregate amount, then the trigger event would not be considered to have occurred and the Reinsurance Interval Fund would be entitled to recover its principal plus accrued but unpaid interest. Indemnity triggers require investors and rating agencies to understand the risks of the insurance and reinsurance policies underwritten by the company, which may be difficult to obtain and ascertain, particularly in the case of complex commercial insurance and reinsurance policies. In addition, event-linked bond investors are dependent upon the company’s ability to estimate and settle catastrophe claims in a manner that would not be disadvantageous to investors’ interests.

Index Triggers. Index triggers are based on pre-defined formulas, which eliminate the risks relating to a company’s insurance claims-handling practices and potential information barriers. However, investors are dependent upon the accuracy of the models and other information received from reporting services used to calculate the loss or metric. Index triggers follow one of the three broad approaches: modeled-loss, industry-loss and parametric.

•	Modeled-Loss. Modeled-loss triggers are based upon a catastrophe-modeling firm’s database estimate of a hypothetical company’s losses based on a model policy portfolio.

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Industry Loss. Industry loss triggers are based upon the estimated loss for the insurance industry as a whole from a particular catastrophe. Estimates are derived from a reporting service, such as Property Claim Services.

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Parametric. Parametric triggers are based upon the occurrence of a catastrophic event with certain defined physical parameters (e.g., wind speed of a hurricane, as measured from a pre-determined location, or magnitude of an earthquake, as measured from a pre-determined location).

Hybrid Triggers. Hybrid triggers involve more than one metric of physical or economic loss in a single event-linked bond transaction. For example, after the occurrence of a qualifying U.S. earthquake, a modeled-loss index is used to establish a company’s overall market share, and then applied to the industry-loss index associated with the qualifying event to determine any principal reduction. Hybrid triggers may be more complicated and difficult to understand for investors, and involve the applicable risks associated with the types of triggers described above.

Debt Investments. As part of its regular investment program, the Reinsurance Interval Fund can invest directly or indirectly in debt investments other than event-linked bonds. The Reinsurance Interval Fund may have exposure to debt securities of U.S. or foreign issuers. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or, if unrated, determined by the Adviser to be of comparable quality. The Reinsurance Interval Fund has no limits as to the maturity of debt securities in which the Reinsurance Interval Fund invests directly or indirectly or as to the market capitalization range of the issuers. The Reinsurance Interval Fund does not have investment policies establishing specific maturity ranges for its investments, and it may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities markets.

The values of debt securities (and other income-producing securities, such as preferred securities and convertible securities) to which the Reinsurance Interval Fund is exposed change in response to interest rate changes. In general, the value of a debt security is likely to fall as interest rates rise. This risk is generally greater for obligations with longer maturities or for debt securities that do not pay current interest (such as zero-coupon securities). Debt securities with floating interest rates can be less sensitive to interest rate changes, although, to the extent the Reinsurance Interval Fund’s income is based on short-term interest rates that fluctuate over short periods of time, income received by the Reinsurance Interval Fund may decrease as a result of a decline in interest rates. In response to an interest rate decline, debt securities that provide the issuer with the right to call or redeem the security prior to maturity may be called or redeemed. If a debt security is repaid more quickly than expected, the Reinsurance Interval Fund may not be able to reinvest the proceeds at the same interest rate, reducing the potential for gain. When interest rates increase or for other reasons, debt securities may be repaid more slowly than expected. As a result, the maturity of the debt instrument is extended, increasing the potential for loss.

Interest rate changes can be sudden and unpredictable, and the Reinsurance Interval Fund may lose money if these changes are not anticipated by the Adviser. A wide variety of factors can cause interest rates to fluctuate (e.g., central bank monetary policies, inflation rates, general economic conditions and market developments), and debt securities may be difficult to value during such periods. Over the past decade, governmental financial regulators, including the U.S. Federal Reserve, have taken steps to maintain historically low interest rates by purchasing bonds. Continued economic recovery, the U.S. Federal Reserve’s conclusion of its quantitative easing program and recent increases in interest rates could increase the probability that interest rates will continue to rise in the near future. To the extent the U.S. Federal Reserve continues to raise interest rates, there is a risk that rates across the financial system may rise, which could have an adverse effect on prices for debt securities and on the management of the Reinsurance Interval Fund.

In addition, while debt securities markets have consistently grown over the past three decades, the capacity for traditional dealer counterparties to engage in debt securities trading has not kept pace and in some cases has decreased. As a result, dealer inventories of debt securities, which provide a core indication of the ability of financial intermediaries to “make markets,” are at or near historic lows in relation to market size. Because market makers provide stability to a market through their intermediary services, any significant reduction in dealer inventories could potentially lead to decreased liquidity and increased volatility in the debt securities markets.

Floating Rate and Variable Rate Obligations. The Reinsurance Interval Fund can invest directly or indirectly in debt securities other than event-linked bonds that have floating or variable interest rates. Those variable rate obligations may have a demand feature that allows the Reinsurance Interval Fund to tender the obligation to the issuer or a third party prior to its maturity. The tender may be at par value plus accrued interest, according to the terms of the obligations.

Because the interest rates on floating rate bonds adjust periodically to reflect current market rates, falling short-term interest rates should tend to decrease the income payable to the Reinsurance Interval Fund on its floating rate investments and rising rates should tend to increase that income. However, investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Reinsurance Interval Fund’s net asset value during periods of changing interest rates, compared to changes in values of fixed-rate debt securities. Nevertheless, changes in interest rates can affect the value of the Reinsurance Interval Fund’s floating rate investments, especially if rates change sharply in a short period, because the resets of the interest rates on the investments occur periodically and will not all happen simultaneously with changes in prevailing rates. Having a shorter average reset period for its portfolio of investments may help mitigate that risk.

The interest rate on a floating rate demand note is adjusted automatically according to a stated prevailing market rate, such as the Prime Rate, the 91-day U.S. Treasury Bill rate or some other standard. The instrument’s rate is adjusted automatically each time the base rate is adjusted. The interest rate on a variable rate note is also based on a stated prevailing market rate but is adjusted automatically at specified intervals. Generally, the changes in the interest rate on such securities reduce the fluctuation in their market value. As interest rates decrease or increase, the potential for capital appreciation or depreciation is less than that for fixed-rate obligations of the same maturity.

Floating rate and variable rate demand notes that have a stated maturity in excess of one year may have features that permit the holder to recover the principal amount of the underlying security at specified intervals not exceeding one year and upon no more than 30 days’ notice. The issuer of that type of note normally has a corresponding right in its discretion, after a given period, to prepay the outstanding principal amount of the note plus accrued interest. Generally the issuer must provide a specified number of days’ notice to the holder. The Reinsurance Interval Fund can also invest directly or indirectly in step-coupon bonds that have a coupon rate that changes periodically during the life of the security on pre-determined dates that are set when the security is issued.

Additional Information Regarding Equity Securities. The Reinsurance Interval Fund may invest directly or indirectly in public or private equity securities, including common stock, preferred stock, convertible stock and/or warrants. Equity investments may afford the Reinsurance Interval Fund voting rights as well as the opportunity to receive dividends and/or capital appreciation, although warrants, which are options to purchase equity securities at specific prices valid for a specific period of time, typically have no voting rights, receive no dividends and have no rights with respect to the securities of the issuer unless and until they are exercised for the underlying equity securities. The Reinsurance Interval Fund may also invest directly or indirectly in equity securities of both foreign and U.S. companies. These equity investments may take any of the following forms:

Common Stock. Holders of common stock generally have voting rights in the issuer and are entitled to receive common stock dividends when, as and if declared by the corporation’s board of directors. Common stock normally occupies the most subordinated position in an issuer’s capital structure.

Preferred Stocks. Preferred stock, unlike common stock, has a stated dividend rate payable from the corporation’s earnings. Preferred stock dividends may be cumulative or non-cumulative, participating or auction rate. “Cumulative” dividend provisions require all or a portion of prior unpaid dividends to be paid. Preferred stock may be “participating” stock, which means that it may be entitled to a dividend exceeding the stated dividend in certain cases. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing calls or redemption prior to maturity, which also can have a negative impact on prices when interest rates decline.

Rights and Warrants. Warrants are options to purchase equity securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the values of the underlying securities. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Convertible Securities. Convertible securities are debt securities or preferred stock that may be converted in whole or in part into common stock or other equity securities. Their prices do not necessarily move parallel to the prices of the underlying securities. Convertible securities generally have no voting rights. The value of a convertible security is a function of its “bond value,” which is the value of the debt or preferred stock component of the security, and its “conversion value,” which is the value of the right to convert the securities into common stock or other equity securities. The bond value will likely increase when interest rates fall and decrease when interest rates rise, and the conversion value will likely increase when the value of the underlying equity security increases and decrease when the value of the underlying equity security decreases. If the bond value is relatively high compared to the conversion value, the security will behave more like a debt security, and if the conversion value is relatively high compared to the bond value, the security will behave more like an equity security.

Additional Information Regarding Risks of Investing in Equities. Equities fluctuate in price, and their short-term volatility at times may be great. Many factors can affect a particular equity security’s price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer or changes in government regulations affecting the issuer or its industry. To the extent that the Reinsurance Interval Fund obtains exposure to equity securities, the value of the Reinsurance Interval Fund’s portfolio will be affected by changes in the stock markets. Market risk can affect the Reinsurance Interval Fund’s net asset value per share, which will fluctuate as the values of the Reinsurance Interval Fund’s portfolio securities change. The prices of individual equity securities do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from one another. The value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may also be sensitive to changes in interest rates. When interest rates rise, the fixed dividend on preferred securities may be less attractive, causing the price of preferred stocks to decline. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies.

Additional Information Regarding Derivatives. In addition to the derivatives transactions described in the Prospectus, the Reinsurance Interval Fund may enter into derivatives contracts with respect to any security or other instrument in which it is permitted to invest or with respect to any related security, instrument or index (“reference instruments” or “reference securities”). The Reinsurance Interval Fund may enter into a variety of derivative contracts, but typically expects to enter into put and call options, futures contracts, options on futures contracts and swaps. This universe of investments is subject to change under varying market conditions and as these instruments evolve over time. The Reinsurance Interval Fund may enter into derivatives contracts with standardized terms and no or few special or unusual components, which are generally traded on an exchange, as well as derivatives with more complex features, such as caps, floors, knock-outs, look-backs or other “exotic” elements, singly or in combination, which are generally traded over the counter. Over-the-counter (“OTC”) derivatives may be standardized or have customized features and may have limited or no liquidity. The Reinsurance Interval Fund’s derivatives contracts may be centrally cleared or settled bilaterally directly with a counterparty. The Reinsurance Interval Fund’s derivatives contracts may be cash settled or physically settled.

The derivatives contracts the Reinsurance Interval Fund may enter into involve substantial risk. Derivatives typically allow the Reinsurance Interval Fund to seek to increase or decrease the level of risk to which it is exposed more quickly and efficiently than transactions in other types of instruments. The Reinsurance Interval Fund incurs costs in connection with opening and closing derivatives positions.

The use of derivatives can lead to losses because of adverse movements in the price or value of the reference instrument, due to failure of a counterparty or due to tax or regulatory constraints. Derivatives may create economic leverage in the Reinsurance Interval Fund, which magnifies the Reinsurance Interval Fund’s exposure to the reference instrument and magnifies potential losses. When derivatives are used to gain or limit exposure to a particular market or market segment, their performance may not correlate as expected to the performance of such market, thereby causing the Reinsurance Interval Fund to fail to achieve its original purpose for using such derivatives. A decision as to whether, when and how to use derivatives involves the exercise of specialized skill and judgment, and a transaction may be unsuccessful in whole or in part because of market behavior, unexpected events or the Adviser’s failure to use derivatives effectively. Derivative instruments may be difficult to value, may be illiquid and may be subject to wide swings in valuation caused by changes in the value of the reference instrument.

Set forth below are examples of types of derivatives in which the Fund may invest:

Options. Generally, the Reinsurance Interval Fund may enter into options on various reference instruments, including single equity securities, American Depositary Receipts, exchange-traded funds, indices, currencies, forward foreign currency exchange contracts, stock index futures, commodities, swaps (including event-linked swaps), futures, other securities and other derivative instruments. A call option typically gives the option buyer the right (but not the obligation) to buy, and requires the option seller to sell, a reference instrument at an agreed-upon price; a put option gives the option buyer the right (but not the obligation) to sell, and requires the option seller to purchase, a reference instrument at an agreed-upon price. If an option the Fund sells is exercised, the Reinsurance Interval Fund will either purchase or sell the reference instrument at the strike price or pay to the option holder the difference between the strike price and the current price level of the reference instrument, depending on the terms of the option. The premium, the exercise price and the market value of the applicable underlying instrument together will determine the gain or loss realized by the Reinsurance Interval Fund as the seller of the option.

The value of options may be adversely affected if the market for such options becomes less liquid or smaller. The Reinsurance Interval Fund’s ability to close out its position as a seller of an OTC option or exchange listed put option (“put”) or call option (“call”) is dependent, in part, upon the liquidity of the option market. The Reinsurance Interval Fund’s ability to terminate OTC options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. An exchange-traded option position may be closed out only on a market that provides secondary trading for options of the same series, and there is no assurance that a liquid secondary market will exist for any particular option. The Reinsurance Interval Fund might experience losses if it could not close out a position because of an illiquid market for the future or option.

Options are marked to market daily and their value will be affected by changes in the value of the underlying securities, changes in the dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying instruments and the remaining time to the options’ expiration. Additionally, the exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate or other events affecting the underlying instrument, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Reinsurance Interval Fund’s capital appreciation potential on the underlying instrument.

The Reinsurance Interval Fund’s option activities could affect its portfolio turnover rate and brokerage commissions. The exercise of calls written by the Reinsurance Interval Fund might cause the Reinsurance Interval Fund to sell related portfolio securities, thus increasing its turnover rate. The exercise by the Reinsurance Interval Fund of puts on securities will cause the sale of underlying investments, increasing portfolio turnover. Although the decision whether to exercise a put it holds is within the Reinsurance Interval Fund’s control, holding a put might cause the Reinsurance Interval Fund to sell the related investments for reasons that would not exist in the absence of the put.

The Reinsurance Interval Fund could pay a brokerage commission each time it buys a call or put, sells a call or put or buys or sells an underlying investment in connection with the exercise of a call or put. Those commissions could be higher on a relative basis than the commissions for direct purchases or sales of the underlying investments. Premiums paid for options are small in relation to the market value of the underlying investments. Consequently, put and call options offer large amounts of leverage. The leverage offered by trading in options could result in the Reinsurance Interval Fund’s net asset value being more sensitive to changes in the value of the underlying investment.

Futures. The Reinsurance Interval Fund may buy and sell a variety of futures contracts that relate to, among other things, debt securities (these are referred to as “interest rate futures”), broadly-based securities indices (“stock index futures” and “bond index futures”), foreign currencies, commodities and individual equity securities (“single stock futures”). Futures are standardized, exchange-traded contracts that obligate a purchaser to take delivery, and a seller to make delivery, of a specific amount of an asset at a specified future date at a specified price. A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract originally was written.

A broadly-based stock index is used as the basis for trading stock index futures. They may in some cases be based on equity securities of issuers in a particular industry or group of industries. A stock index assigns relative values to the securities included in the index and its value fluctuates in response to the changes in value of the underlying securities. A stock index cannot be purchased or sold directly. Bond index futures are similar contracts based on the future value of the basket of securities that comprise the index. These contracts obligate the seller to deliver, and the purchaser to take, cash to settle the futures transaction. There is no delivery made of the underlying securities to settle the futures obligation. Either party may also settle the transaction by entering into an offsetting contract.

An interest rate future obligates the seller to deliver (and the purchaser to take) cash or a specified type of debt security to settle the futures transaction. Either party could also enter into an offsetting contract to close out the position. Similarly, a single stock future obligates the seller to deliver (and the purchaser to take) cash or a specified equity security to settle the futures transaction. Either party could also enter into an offsetting contract to close out the position. Single stock futures trade on a very limited number of exchanges, with contracts typically not fungible among the exchanges.

No money is paid or received by the Reinsurance Interval Fund on the purchase or sale of a future. Upon entering into a futures transaction, the Reinsurance Interval Fund will be required to deposit an initial margin payment with the futures commission merchant (the “FCM”). Initial margin payments will generally be deposited directly with the FCM. As the future is marked to market (that is, its value on the Reinsurance Interval Fund’s books is changed to reflect changes in its market value), subsequent margin payments, called variation margin, will be paid to or by the FCM daily.

At any time prior to expiration of the future, the Reinsurance Interval Fund may elect to close out its position by taking an opposite position, at which time a final determination of variation margin is made and any additional cash must be paid by or released to the Reinsurance Interval Fund. All futures transactions (except forward contracts) are effected through a clearinghouse associated with the exchange on which the contracts are traded.

The primary risks associated with the use of futures contracts and options are imperfect correlation, liquidity, unanticipated market movement and counterparty risk. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. There can be no guarantee that there will be a correlation between price movements in the futures contracts and in the securities or index positions underlying them. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. There can be no assurance that a liquid market will exist at a time when the Reinsurance Interval Fund seeks to close out a futures contract, and the Reinsurance Interval Fund would remain obligated to meet margin requirements until the position is closed.

Options on Futures. The Reinsurance Interval Fund may enter into options on futures contracts. An option on a futures contract gives the buyer, in return for the premium paid, the right (but not the obligation) to either buy or sell the underlying futures contract during a certain period of time for a fixed price. The writing of a put or call option on a futures contract involves risks similar to the risks applicable to the purchase or sale of futures contracts. However, the difficulty of predicting changes in the value of the underlying futures contract may expose the Reinsurance Interval Fund to a somewhat different set of risks. For example, variations in speculative market demand for futures on the relevant underlying reference asset can cause the value of the futures to change at an unanticipated time or to an unanticipated degree; this or other factors may bring the value of the underlying future closer to the option’s strike price, increasing the potential for risk of loss to the Reinsurance Interval Fund. To the extent that the Reinsurance Interval Fund enters into options on futures contracts for hedging purposes, an imperfect correlation between this derivative position and the value of the instrument underlying such a position could lead to losses.

Swaps. The Reinsurance Interval Fund may enter into swap agreements, including interest rate, total return, event-linked, credit default and volatility swaps. Swap agreements are two-party contracts entered into primarily by institutional investors for a specified period of time typically ranging from a few weeks to more than one year. The swapped returns are generally calculated with respect to a notional amount, that is, the return on a particular dollar amount invested in the underlying asset. In a standard swap transaction, two parties agree to exchange the returns (or the difference between the returns) earned or realized on a particular asset, such as an equity or debt security, commodity or currency or non-asset reference, such as an interest rate or index. The Reinsurance Interval Fund may enter into swap agreements to, among other reasons, gain exposure to certain markets in the most economical way possible, protect against currency fluctuations or reduce risk arising from a particular portfolio position.

The Reinsurance Interval Fund may enter into swap transactions with certain counterparties pursuant to master netting agreements. A master netting agreement provides that all swaps done between the Reinsurance Interval Fund and that counterparty shall be regarded as parts of an integral agreement. If amounts are payable on a particular date in the same currency in respect of more than one swap transaction, the amount payable shall be the net amount. In addition, the master netting agreement may provide that if one party defaults generally or on any swap, the counterparty can terminate all outstanding swaps with that party. As a result, to the extent the Reinsurance Interval Fund enters into master netting agreements with a counterparty, the Reinsurance Interval Fund may be required to terminate a greater number of swap agreements than if it had not entered into such an agreement, which may result in losses to the Reinsurance Interval Fund.

The Reinsurance Interval Fund may enter into swaps both directly (“unfunded swaps”) and indirectly (“funded swaps”) in the form of a swap embedded within a structured security. Unfunded and funded credit default swaps may refer to a single security or a basket of securities.

The following are examples of types of swap transactions in which the Reinsurance Interval Fund may engage:

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Interest Rate Swaps. In an interest rate swap, the Reinsurance Interval Fund and another party exchange the right to receive or the obligation to pay interest on a security or other reference rate. For example, they might swap the right to receive floating rate payments for fixed rate payments. There is a risk that, based on movements of interest rates, the payments made by the Reinsurance Interval Fund under a swap agreement will be greater than the payments it receives.

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Total Return Swaps. In a total return swap, one party agrees to pay the other the total return of a defined underlying asset, such as a security or basket of securities, or non-asset reference, such as a securities index, during the specified period in return for periodic payments based on a fixed or variable interest rate or the total return from different underlying assets or references. Total return swaps could result in losses if the underlying asset or reference does not perform as anticipated by the Adviser.

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Credit Default Swaps. A credit default swap enables an investor to buy or sell protection against a credit event, such as a borrower’s or issuer’s failure to make timely payments of interest or principal, bankruptcy or restructuring. The Reinsurance Interval Fund may seek to enhance returns by selling protection or attempt to mitigate credit risk by buying protection against the occurrence of a credit event by a specified borrower or issuer.

If the Reinsurance Interval Fund buys credit protection using a credit default swap and a credit event occurs, the Reinsurance Interval Fund will deliver the defaulted bond underlying the swap and the swap counterparty will pay the par amount of the bond. If the Reinsurance Interval Fund sells credit protection using a credit default swap and a credit event occurs, the Reinsurance Interval Fund will pay the par amount of the defaulted bond underlying the swap and the swap counterparty will deliver the bond. Rather than exchange the bonds for the par value, a single cash payment may be due from the protection seller representing the difference between the par value of the bonds and the current market value of the bonds (which may be determined through an auction). If the swap is on a basket of assets, the notional amount of the swap is reduced by the par amount of the defaulted asset, and the fixed payments are then made on the reduced notional amount.

Risks of credit default swaps include all the risks of OTC derivatives generally, including counterparty credit risk (if the counterparty fails to meet its obligations) and the risk that the Reinsurance Interval Fund will not properly assess the cost of the instrument based on the lack of transparency in the market. If the Reinsurance Interval Fund is selling credit protection, there is a risk that a credit event will occur and that the Reinsurance Interval Fund will have to pay par value on defaulted bonds. If the Reinsurance Interval Fund is buying credit protection, there is a risk that no credit event will occur and the Reinsurance Interval Fund will receive no benefit for the premium paid. In addition, if the Reinsurance Interval Fund is buying credit protection and a credit event does occur, there is a risk when the Reinsurance Interval Fund does not own the underlying asset, that the Reinsurance Interval Fund will have difficulty acquiring the asset on the open market and may receive adverse pricing.

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Volatility Swap Contracts. The Reinsurance Interval Fund may enter into volatility swaps to hedge the direction of volatility in a particular underlying asset or reference, or for other non-speculative purposes. Volatility swaps involve an exchange between the Reinsurance Interval Fund and a counterparty of periodic payments based on the measured volatility of an underlying asset or security, currency, commodity, interest rate, index or other reference asset over a specified time frame. Volatility swaps are subject to all the risks of OTC derivatives generally, including counterparty credit risks (if the counterparty fails to meet its obligations), and the risk that the Adviser is incorrect in forecasts of volatility of the underlying asset or reference.

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Swaptions and Swap Forwards. The Reinsurance Interval Fund also may enter into swaptions as well as forwards on swaps. A swaption is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement on pre-designated terms. The Reinsurance Interval Fund may write (sell) and purchase put and call swaptions. A swap forward is an agreement to enter into a swap agreement at some point in the future, usually three to six months from the date of the contract.

The writer of the contract receives the premium and bears the risk of unfavorable changes in the preset rate on the underlying swap. The Reinsurance Interval Fund generally will incur a greater risk when it writes a swaption than when it purchases a swaption. When the Reinsurance Interval Fund purchases a swaption it risks losing only the amount of the premium it has paid if the Reinsurance Interval Fund lets the option expire unexercised. When the Reinsurance Interval Fund writes a swaption it will become obligated, upon exercise of the option by the counterparty, according to the terms of the underlying agreement.

The use of swaps involves investment techniques and risks that are different from those associated with portfolio security transactions. These instruments are typically not traded on exchanges; under recently adopted rules and regulations, however, transactions in some types of swaps (including interest rate swaps and credit default swaps on North American and European indices) are required to be centrally cleared (“cleared swaps”). For OTC swaps, there is a risk that the other party to certain of these instruments will not perform its obligations to the Reinsurance Interval Fund or that the Reinsurance Interval Fund may be unable to enter into offsetting positions to terminate its exposure or liquidate its position under certain of these instruments when it wishes to do so. Such occurrences could result in losses to the Reinsurance Interval Fund. For cleared swaps, the Reinsurance Interval Fund’s counterparty is a clearinghouse rather than a bank or broker. Since the Reinsurance Interval Fund is not a member of the clearinghouses and only members of a clearinghouse (“clearing members”) can participate directly in the clearinghouse, the Reinsurance Interval Fund holds cleared swaps through accounts at clearing members. In cleared swaps, the Reinsurance Interval Fund makes payments (including margin payments) to and receives payments from a clearinghouse through its account at clearing members. Clearing members guarantee performance of their clients’ obligations to the clearinghouse.

In some ways, cleared swap arrangements are less favorable to mutual funds than bilateral arrangements. For example, the Reinsurance Interval Fund may be required to provide more margin for cleared swaps positions than for bilateral derivatives positions. Also, in contrast to a bilateral derivatives position, following a period of notice to the Reinsurance Interval Fund, a clearing member generally can require termination of an existing cleared swap position at any time or an increase in margin requirements above the margin that the clearing member required at the beginning of a transaction. Clearinghouses also have broad rights to increase margin requirements for existing positions or to terminate those positions at any time. Any increase in margin requirements or termination of existing cleared derivatives positions by the clearing member or the clearinghouse could interfere with the ability of the Reinsurance Interval Fund to pursue its investment strategy. Further, any increase in margin requirements by a clearing member could expose the Reinsurance Interval Fund to greater credit risk to its clearing member because margin for cleared swaps positions in excess of a clearinghouse’s margin requirements typically is held by the clearing member. Also, the Reinsurance Interval Fund is subject to risk if it enters into a derivatives transaction that is required to be cleared (or that the Adviser expects to be cleared), and no clearing member is willing or able to clear the transaction on the Reinsurance Interval Fund’s behalf. In those cases, the position might have to be terminated, and the Reinsurance Interval Fund could lose some or all of the benefit of the position, including loss of an increase in the value of the position and loss of hedging protection. In addition, the documentation governing the relationship between the Reinsurance Interval Fund and clearing members is drafted by the clearing members and generally is less favorable to the Reinsurance Interval Fund than typical bilateral derivatives documentation.

Some types of cleared derivatives are required to be executed on an exchange or on a swap execution facility. A swap execution facility is a trading platform where multiple market participants can execute derivatives by accepting bids and offers made by multiple other participants in the platform. While this execution requirement is designed to increase transparency and liquidity in the cleared derivatives market, trading on a swap execution facility can create additional costs and risks for the Reinsurance Interval Fund. For example, swap execution facilities typically charge fees, and if the Reinsurance Interval Fund executes derivatives on a swap execution facility through a broker intermediary, the intermediary may impose fees as well. Also, the Reinsurance Interval Fund may be required to indemnify a swap execution facility, or a broker intermediary who executes cleared derivatives on a swap execution facility on the Reinsurance Interval Fund’s behalf, against any losses or costs that may be incurred as a result of the Reinsurance Interval Fund’s transactions on the swap execution facility.

The U.S. government and the European Union have adopted mandatory minimum margin requirements for bilateral derivatives. The Reinsurance Interval Fund is already subject to variation margin requirements under such rules and new initial margin requirements will become effective in 2020. Such requirements could increase the amount of margin the Reinsurance Interval Fund needs to provide in connection with its derivatives transactions and, therefore, make derivatives transactions more expensive.

These and other new rules and regulations could, among other things, further restrict the Reinsurance Interval Fund’s ability to engage in, or increase the cost to the Reinsurance Interval Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Reinsurance Interval Fund, increasing margin or capital requirements or otherwise limiting liquidity or increasing transaction costs. Certain aspects of these regulations are still being implemented, so their potential impact on the Reinsurance Interval Fund and the financial system is not yet known. While the regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency or other challenges simultaneously), there is no assurance that they will achieve that result, and in the meantime, as noted above, central clearing and related requirements expose the Reinsurance Interval Fund to new kinds of costs and risks.

Swap agreements may be subject to contractual restrictions on transferability and termination and they may have terms of greater than seven days. The Reinsurance Interval Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Reinsurance Interval Fund under the swap).

“Structured” Notes. In addition to the types of derivatives described above, the Reinsurance Interval Fund may invest in other types of derivatives, including “structured” notes, which are specially-designed derivative debt investments whose principal payments or interest payments are linked to the value of an underlying asset, such as an equity or debt security, currency or commodity, or non-asset reference, such as an interest rate or index. The terms of the instrument may be “structured” by the purchaser (the Reinsurance Interval Fund) and the borrower issuing the note.

The values of these notes will fall or rise in response to changes in the values of the underlying asset or reference and the Reinsurance Interval Fund might receive less principal or interest if the underlying asset or reference does not perform as anticipated. In some cases, these notes may pay an amount based on a multiple of the relative change in value of the asset or reference. This type of note offers the potential for increased income or principal payments but at a greater risk of loss than a typical debt security of the same maturity and credit quality.

Subordinated “structured” notes, which are subordinated to the right of payment of another class, typically have higher yields and present greater risks than unsubordinated “structured” notes.

The values of these notes are also subject to both credit risk (if the counterparty fails to meet its obligations) and interest rate risk and therefore the Reinsurance Interval Fund could receive more or less than it originally invested when a note matures. The prices of these notes may be very volatile and they may have a limited trading market, making it difficult for the Reinsurance Interval Fund to value them or sell them at an acceptable price.

Foreign Currency Transactions. The Reinsurance Interval Fund also may purchase and sell foreign currency options and foreign currency futures contracts and related options, and may engage in foreign currency transactions either on a spot (cash) basis at the rate prevailing in the currency exchange market at the time or through deliverable and non-deliverable forward foreign currency exchange contracts (“currency forward contracts”). The Reinsurance Interval Fund may (but is not required to) engage in these transactions in order to protect against uncertainty in the level of future foreign exchange rates in the purchase and sale of assets. The Reinsurance Interval Fund may also use foreign currency options and foreign currency forward contracts to increase exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. Suitable currency hedging transactions may not be available in all circumstances and the Adviser may decide not to use hedging transactions that are available.

Under a currency forward contract, one party agrees to purchase, and another party agrees to sell, a specific currency at a future date. That date may be any fixed number of days from the date of the contract agreed upon by the parties. The transaction price is set at the time the contract is entered into. These contracts are traded in the inter-bank market conducted directly among currency traders (usually large commercial banks) and their customers.

The Reinsurance Interval Fund may use currency forward contracts to protect against uncertainty in the level of future exchange rates. The use of currency forward contracts does not eliminate the risk of fluctuations in the prices of the underlying securities the Reinsurance Interval Fund owns or intends to acquire, but it does fix a rate of exchange in advance. Although currency forward contracts may reduce the risk of loss from a decline in the value of the hedged currency, at the same time they limit any potential gain if the value of the hedged currency increases.

When the Reinsurance Interval Fund enters into a contract for the purchase or sale of a security denominated in a foreign currency, or when it anticipates receiving dividend payments in a foreign currency, the Reinsurance Interval Fund might desire to “lock-in” the U.S. dollar price of the security or the U.S. dollar equivalent of the dividend payments. To do so, the Reinsurance Interval Fund could enter into a currency forward contract for the purchase or sale of the amount of foreign currency involved in the underlying transaction, in a fixed amount of U.S. dollars per unit of the foreign currency. This is called a “transaction hedge.” The transaction hedge will protect the Reinsurance Interval Fund against a loss from an adverse change in the currency exchange rates during the period between the date on which the asset is purchased or sold or on which the payment is declared, and the date on which the payments are made or received.

The Reinsurance Interval Fund could also use currency forward contracts to lock in the U.S. dollar value of portfolio positions. This is called a “position hedge.” When the Reinsurance Interval Fund believes that a foreign currency might suffer a substantial decline against the U.S. dollar, it could enter into a currency forward contract to sell an amount of that foreign currency approximating the value of some or all of the Reinsurance Interval Fund’s portfolio assets denominated in that foreign currency. When the Reinsurance Interval Fund believes that the U.S. dollar might suffer a substantial decline against a foreign currency, it could enter into a currency forward contract to buy that foreign currency for a fixed dollar amount.

Alternatively, the Reinsurance Interval Fund could enter into a currency forward contract to sell a different foreign currency for a fixed U.S. dollar amount if the Reinsurance Interval Fund believes that the U.S. dollar value of the foreign currency to be sold pursuant to its currency forward contract will fall whenever there is a decline in the U.S. dollar value of the currency in which portfolio assets of the Reinsurance Interval Fund are denominated. That is referred to as a “cross hedge.”

To avoid excess transactions and transaction costs, the Reinsurance Interval Fund may maintain a net exposure to currency forward contracts in excess of the value of the Reinsurance Interval Fund’s portfolio securities or other assets denominated in foreign currencies, subject to appropriate cover or asset segregation.

The precise matching of the amounts under currency forward contracts and the value of the assets involved generally will not be possible because the future value of assets denominated in foreign currencies will change as a consequence of market movements between the date the currency forward contract is entered into and the date it is sold. In some cases the Adviser might decide to sell the asset and deliver foreign currency to settle the original purchase obligation. If the market value of the asset is less than the amount of foreign currency the Reinsurance Interval Fund is obligated to deliver, the Reinsurance Interval Fund might have to purchase additional foreign currency on the “spot” (that is, cash) market to settle the security trade. If the market value of the asset instead exceeds the amount of foreign currency the Reinsurance Interval Fund is obligated to deliver to settle the trade, the Reinsurance Interval Fund might have to sell on the spot market some of the foreign currency received upon the sale of the asset. There will be additional transaction costs on the spot market in those cases.

The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. Currency forward contracts involve the risk that anticipated currency movements will not be accurately predicted, causing the Reinsurance Interval Fund to sustain losses on these contracts and to pay additional transaction costs. The use of currency forward contracts in this manner might reduce the Reinsurance Interval Fund’s performance if there are unanticipated changes in currency prices to a greater degree than if the Reinsurance Interval Fund had not entered into such contracts.

At or before the maturity of a currency forward contract requiring the Reinsurance Interval Fund to sell a currency, the Reinsurance Interval Fund might sell a portfolio asset and use the sale proceeds to make delivery of the currency. In the alternative the Reinsurance Interval Fund might retain the asset and offset its contractual obligation to deliver the currency by purchasing a second contract. Under that contract the Reinsurance Interval Fund will obtain, on the same maturity date, the same amount of the currency that it is obligated to deliver. Similarly, the Reinsurance Interval Fund might close out a currency forward contract requiring it to purchase a specified currency by entering into a second contract entitling it to sell the same amount of the same currency on the maturity date of the first contract. The Reinsurance Interval Fund would realize a gain or loss as a result of entering into such an offsetting currency forward contract under either circumstance. The gain or loss will depend on the extent to which the exchange rate or rates between the currencies involved moved between the execution dates of the first contract and offsetting contract.

The costs to the Reinsurance Interval Fund of engaging in currency forward contracts varies with factors such as the currencies involved, the length of the contract period and the market conditions then prevailing. Because currency forward contracts are usually entered into on a principal basis, no brokerage fees or commissions are involved. Because these contracts are not traded on an exchange, the Reinsurance Interval Fund must evaluate the credit and performance risk of the counterparty under each currency forward contract.

Although the Reinsurance Interval Fund values its assets daily in terms of U.S. dollars, it does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Reinsurance Interval Fund may convert foreign currency from time to time, and will incur costs in doing so. Foreign exchange dealers do not charge a fee for conversion, but they do seek to realize a profit based on the difference between the prices at which they buy and sell various currencies. Thus, a dealer might offer to sell a foreign currency to one Fund at one rate, while offering a lesser rate of exchange if the Reinsurance Interval Fund desires to resell that currency to the dealer.

Hedging with Derivatives. Although it is not obligated to do so, the Reinsurance Interval Fund can use derivatives to hedge. The Reinsurance Interval Fund can use hedging to attempt to protect against declines in the market value of the Reinsurance Interval Fund’s portfolio, to permit the Reinsurance Interval Fund to retain unrealized gains in the value of portfolio assets that have appreciated or to facilitate selling assets for investment reasons. The Reinsurance Interval Fund can use hedging to establish a portfolio position as a temporary substitute for purchasing particular assets. In that case, the Reinsurance Interval Fund would normally seek to purchase the assets and then terminate that hedging position. The Reinsurance Interval Fund might also use this type of hedge to attempt to protect against the possibility that its portfolio assets would not be fully included in a rise in value of the market.

The Reinsurance Interval Fund can use derivatives to hedge by taking or long or short positions in the underlying assets, related assets or other derivatives positions. To gain long investment exposure, the Reinsurance Interval Fund may invest in assets directly. To gain short investment exposure, the Reinsurance Interval Fund may use derivatives (including futures). Some of the hedging strategies the Reinsurance Interval Fund can use are described below. The Reinsurance Interval Fund may use additional hedging strategies as discussed elsewhere in this SAI, and it may employ new hedging strategies when they are developed, if those investment methods are consistent with the Reinsurance Interval Fund’s investment objective and are permissible under applicable regulations governing the Reinsurance Interval Fund.

The use of hedging strategies requires special skills and knowledge of investment techniques that are different than what is required for normal portfolio management. If the Adviser uses a hedging strategy at the wrong time or judges market conditions incorrectly, hedging strategies may reduce the Reinsurance Interval Fund’s return. The Reinsurance Interval Fund could also experience losses if the prices of its hedging positions were not correlated with its other investments.

There is a risk in using short hedging by selling futures, entering into swaps or purchasing puts on broadly-based indices or futures to attempt to protect against declines in the value of the Reinsurance Interval Fund’s portfolio assets. The risk is that the prices of the futures or the value of the swap or the applicable index will correlate imperfectly with the behavior of the cash prices of the Reinsurance Interval Fund’s assets. For example, it is possible that while the Reinsurance Interval Fund has used derivative instruments in a short hedge, the market may advance and the value of the assets held in the Reinsurance Interval Fund’s portfolio might decline. If that occurred, the Reinsurance Interval Fund would lose money on the derivative instruments and also experience a decline in the value of its portfolio assets.

The risk of imperfect correlation increases as the composition of the Reinsurance Interval Fund’s portfolio diverges from the assets included in the applicable index. To compensate for the imperfect correlation of movements in the price of the portfolio assets being hedged and movements in the price of the hedging instruments, the Reinsurance Interval Fund might use derivative instruments in a greater dollar amount than the dollar amount of portfolio assets being hedged. It might do so if the historical volatility of the prices of the portfolio assets being hedged is more than the historical volatility of the applicable index.

The ordinary spreads between prices in the cash and futures markets are subject to distortions, due to differences in the nature of those markets. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities markets. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

If a covered call written by the Reinsurance Interval Fund is exercised on an underlying investment that has increased in value, the Reinsurance Interval Fund will be required to sell the investment at the call price. It will not be able to realize any profit if the investment has increased in value above the call price.

The Reinsurance Interval Fund can use derivative instruments to establish a position in the market as a temporary substitute for the purchase of individual securities or other assets (long hedging) by buying futures and/or calls on such futures, broadly-based indices or on securities. It is possible that when the Reinsurance Interval Fund does so the market might decline. If the Reinsurance Interval Fund then concludes not to invest in assets because of concerns that the market might decline further or for other reasons, the Reinsurance Interval Fund will realize a loss on the hedge position that is not offset by a reduction in the price of the assets purchased.

Additional Information Regarding Derivatives Counterparty Risk. The Reinsurance Interval Fund is exposed to the credit risk of the counterparties with which, or the brokers, dealers and exchanges through which, it deals in derivatives, whether it engages in exchange traded or off-exchange transactions. If the Reinsurance Interval Fund’s FCM becomes bankrupt or insolvent, or otherwise defaults on its obligations to the Reinsurance Interval Fund, the Reinsurance Interval Fund may not receive all amounts owed to it in respect of its trading, despite the clearinghouse fully discharging all of its obligations. The Commodity Exchange Act (the “CEA”) requires an FCM to segregate all funds received from its customers with respect to cleared derivatives transactions from such FCM’s proprietary funds. If an FCM were not to do so to the full extent required by law, the assets of an account might not be fully protected in the event of the bankruptcy of an FCM. Furthermore, in the event of an FCM’s bankruptcy, the Reinsurance Interval Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of an FCM’s combined customer accounts, even though certain property specifically traceable to the Reinsurance Interval Fund (for example, U.S. Treasury bills deposited by the Reinsurance Interval Fund) may be held by the FCM. FCM bankruptcies have occurred in which customers were unable to recover from the FCM’s estate the full amount of their funds owed and on deposit with such FCM. Such situations could arise due to various factors, or a combination of factors, including inadequate FCM capitalization, inadequate controls on customer trading and inadequate customer capital. In addition, an FCM will generally provide the clearinghouse the net amount of variation margin required for cleared swaps for all of its customers in the aggregate, rather than individually for each customer. The Reinsurance Interval Fund is, therefore, subject to the risk that a clearinghouse will not make variation margin payments owed to the Reinsurance Interval Fund if another customer of the clearing member has suffered a loss and is in default. The Reinsurance Interval Fund may also be subject to the risk that it will be required to provide additional variation margin to the clearinghouse before the clearinghouse will move the Reinsurance Interval Fund’s cleared derivatives transactions to another clearing member. Furthermore, in the event of the bankruptcy or insolvency of a clearinghouse, the Reinsurance Interval Fund might experience a loss of funds deposited through its FCM as margin with the clearinghouse, a loss of unrealized profits on its open positions and the loss of funds owed to it as realized profits on closed positions. Such a bankruptcy or insolvency might also cause a substantial delay before the Reinsurance Interval Fund could obtain the return of funds owed to it by an FCM who was a member of such clearinghouse.

Because bilateral derivative transactions are traded between counterparties based on contractual relationships, the Reinsurance Interval Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts. There can be no assurance that a counterparty will not default and that the Reinsurance Interval Fund will not sustain a loss on a transaction as a result. In situations where the Reinsurance Interval Fund is required to post margin or other collateral with a counterparty, the counterparty may fail to segregate the collateral or may commingle the collateral with the counterparty’s own assets. As a result, in the event of the counterparty’s bankruptcy or insolvency, the Reinsurance Interval

Fund’s collateral may be subject to the conflicting claims of the counterparty’s creditors, and the Reinsurance Interval Fund may be exposed to the risk of a court treating the Reinsurance Interval Fund as a general unsecured creditor of the counterparty, rather than as the owner of the collateral.

In the case of cleared swaps, the FCM is required to notify the clearinghouse of the initial margin provided by the clearing member to the clearinghouse that is attributable to each customer. However, if the FCM does not accurately report the Reinsurance Interval Fund’s initial margin, the Reinsurance Interval Fund is subject to the risk that a clearinghouse will use the Reinsurance Interval Fund’s assets held in an omnibus account at the clearinghouse to satisfy payment obligations of a defaulting customer of the clearing member to the clearinghouse.

The Reinsurance Interval Fund is subject to the risk that issuers of the Reinsurance Interval Fund’s portfolio instruments may default on their obligations under those instruments and that certain events may occur that have an immediate and significant adverse effect on the value of those instruments. There can be no assurance that an issuer of an instrument in which the Reinsurance Interval Fund invests will not default or that an event that has an immediate and significant adverse effect on the value of an instrument will not occur and that the Reinsurance Interval Fund will not sustain a loss on a transaction as a result.

Transactions entered into by the Reinsurance Interval Fund may be executed on various U.S. and non-U.S. exchanges and may be cleared and settled through various clearinghouses, custodians, depositories and prime brokers throughout the world. Although the Reinsurance Interval Fund attempts to execute, clear and settle the transactions through entities the Adviser believes to be sound, there can be no assurance that a failure by any such entity will not lead to a loss to the Reinsurance Interval Fund.

Margin. The Reinsurance Interval Fund may post cash, securities or other assets as margin or collateral and these instruments may not be denominated in the same currency as the contract they secure or the underlying instrument of the contract. This may give rise to a form of currency exposure, where changes in the value of foreign currencies can impact the value of the margin on deposit. The Reinsurance Interval Fund may at times have significant margin obligations to broker-dealers or other entities as a result of listed or OTC derivatives positions. The Reinsurance Interval Fund may use a tri-party collateral protection mechanism; tri-party arrangements may result in higher costs than if the Reinsurance Interval Fund had posted margin directly. The Reinsurance Interval Fund may also establish alternative collateral mechanisms in order to achieve a balance between cost and counterparty credit risk to the Reinsurance Interval Fund.

Asset Segregation/Cover. To the extent obligations created by the Reinsurance Interval Fund may be deemed to create “senior securities” (as defined in the 1940 Act), the Reinsurance Interval Fund may be required to segregate or earmark liquid assets or treat the obligations as leverage under the 1940 Act. The Reinsurance Interval Fund segregates with its custodian or otherwise designates on its records (“earmarks”) cash, cash equivalents or liquid assets in an amount the Reinsurance Interval Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Reinsurance Interval Fund may engage in other measures to “cover” its obligations with respect to such transactions in accordance with applicable requirements under the 1940 Act and related guidance of the Securities and Exchange Commission (the “Commission”) and its Staff. The amounts that are segregated or earmarked may be based on the derivative’s notional value or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. The Reinsurance Interval Fund may segregate or earmark amounts in addition to the amounts described above. For example, if the Reinsurance Interval Fund writes a put option, it will typically segregate or earmark liquid assets equal to the strike price of the option, less margin on deposit. Alternatively, the Reinsurance Interval Fund may, in certain circumstances, enter into an offsetting position rather than segregating or designating liquid assets (e.g., the Reinsurance Interval Fund may cover a written put option with a purchased put option with the same or higher exercise price or cover a written call option with a purchased call option with the same or lower exercise price). Although the Adviser attempts to ensure that the Reinsurance Interval Fund has sufficient liquid assets in respect of its obligations under its derivative contracts, it is possible that the Reinsurance Interval Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions. The Reinsurance Interval Fund may be unable to use such segregated or earmarked assets for certain other purposes, which could result in the Reinsurance Interval Fund earning a lower return on its portfolio than it might otherwise earn if it did not have to segregate those assets in respect of, or otherwise cover, such portfolio positions. To the extent the Reinsurance Interval Fund’s assets are segregated or committed as cover, it could limit the Reinsurance Interval Fund’s investment flexibility. The Reinsurance Interval Fund may modify its asset segregation policies from time to time.

Regulatory Issues. With respect to the Fund and the Reinsurance Interval Fund, the Adviser has claimed an exclusion from the definition of the term commodity pool operator (“CPO”) under the CEA pursuant to Commodity Futures Trading Commission (“CFTC”) Rule 4.5. Accordingly, the Adviser (with respect to the Fund and the Reinsurance Interval Fund) is not subject to registration or regulation as a CPO under the CEA. To remain eligible for the exclusion, each of the Fund and the Reinsurance Interval Fund is limited in its ability to use certain financial instruments regulated under the CEA (“commodity interests”), including futures and options on futures and certain swaps transactions.

The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Reinsurance Interval Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Adviser may be aggregated for this purpose. Any modification of trading decisions or elimination of open positions that may be required to avoid exceeding such limits may adversely affect the profitability of the Fund or the Reinsurance Interval Fund.

Tax Issues. The Reinsurance Interval Fund’s investments in options and other derivative instruments could affect the amount, timing and character of its distributions to the Fund, which, in turn, could affect the amount, timing, and character of the Fund’s distributions; in some cases, the tax treatment of such investments may not be certain. The tax issues relating to these and other types of investments and transactions are described more fully under “Tax Status” below.

Additional Information Regarding Leverage. The Reinsurance Interval Fund may use leverage. Although the use of leverage may create an opportunity for increased returns of the Reinsurance Interval Fund, it also results in additional risks and can magnify the effect of any losses and thus could negatively impact the Reinsurance Interval Fund’s business and results of operation and have important adverse consequences to the Reinsurance Interval Fund’s investments. The loss on leverage transactions may substantially exceed the initial investment.

The terms of financing arrangements entered into by the Reinsurance Interval Fund may restrict the Reinsurance Interval Fund’s operating flexibility, including covenants that, among others, may limit the Reinsurance Interval Fund’s ability to: (i) pay distributions in certain circumstances, (ii) incur additional debt and (iii) engage in certain transactions. If the Reinsurance Interval Fund secures its leverage through the pledging of collateral, the Reinsurance Interval Fund may, if the Reinsurance Interval Fund is unable to generate sufficient cash flow to meet principal and interest payments on its indebtedness, be subject to risk that it is required to surrender its collateral and that such collateral may be liquidated at inopportune times or at prices that are not favorable to the Reinsurance Interval Fund and cause significant losses. If a lender seizes and liquidates pledged collateral, such collateral may be sold at distressed price levels. The Reinsurance Interval Fund will fail to realize the full value of such asset in a distressed sale.

The Reinsurance Interval Fund may be required to pay commitment fees and other costs of borrowings under the terms of a credit facility. Moreover, interest on borrowings will be an expense of the Reinsurance Interval Fund. With the use of borrowings, there is a risk that the interest rates paid by the Reinsurance Interval Fund on the amount it borrows will be higher than the return on the Reinsurance Interval Fund’s investments. Such additional costs and expenses may affect the operating results of the Reinsurance Interval Fund.

If the Reinsurance Interval Fund cannot generate sufficient cash flow from investments, it may need to refinance all or a portion of indebtedness on or before maturity. During the economic downturn that began in 2008, the U.S. capital markets experienced historic dislocations and liquidity disruptions, which caused financing to be unavailable in many cases and, even if available, caused the cost of prospective financings to increase. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers able to find financing less attractive, and in many cases have resulted in the unavailability of certain types of debt financing. Uncertainty in the debt and equity markets may negatively impact the Reinsurance Interval Fund’s ability to access financing on favorable terms or at all. The inability to obtain additional financing could have a material adverse effect on the Reinsurance Interval Fund’s operations and on its ability to meet its debt obligations. If it is unable to refinance any of its indebtedness on commercially reasonable terms or at all, the Reinsurance Interval Fund’s returns may be harmed.

Additional Information Regarding Operational Risk. The Reinsurance Interval Fund, its service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect the Reinsurance Interval Fund and its shareholders.

For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to these systems or data within them (a “cyber attack”), whether systems of the Reinsurance Interval Fund, the Reinsurance Interval Fund’s service providers, counterparties or other market participants. Power or communications outages, acts of God, information technology equipment malfunctions, operational errors (both human and systematic) and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data. Market events also may occur at a pace that overloads current information technology and communication systems and processes of the Reinsurance Interval Fund, the Reinsurance Interval Fund’s service providers or other market participants, impacting the ability to conduct the Reinsurance Interval Fund’s operations.

Cyber attacks, disruptions or failures that affect the Reinsurance Interval Fund’s service providers or counterparties may adversely affect the Reinsurance Interval Fund and its shareholders, including by causing losses for the Reinsurance Interval Fund or impairing Reinsurance Interval Fund operations. In addition, cyber attacks, disruptions or failures may cause reputational damage and subject the Reinsurance Interval Fund or its service providers to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs and/or additional compliance costs. The Reinsurance Interval Fund and its service providers may also incur substantial costs for cyber-security risk management in order to prevent or mitigate cyber-security incidents, and the Reinsurance Interval Fund and its shareholders could be negatively impacted as a result of such costs.

Similar types of operational (both human and systematic) and technology risks are also present for issuers of securities or other instruments in which the Reinsurance Interval Fund invests, which could result in material adverse consequences for such issuers and may cause the Reinsurance Interval Fund’s investments to lose value. In addition, cyber attacks involving a Reinsurance Interval Fund counterparty could affect such counterparty’s ability to meet its obligations to the Reinsurance Interval Fund, which may result in losses to the Reinsurance Interval Fund and its shareholders. Furthermore, as a result of cyber attacks, disruptions or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in, among other things, the Reinsurance Interval Fund’s inability to buy or sell certain securities or financial instruments or to accurately price its investments. The Reinsurance Interval Fund cannot directly control any cyber-security plans or systems put in place by its service providers, Reinsurance Interval Fund counterparties, issuers in which the Reinsurance Interval Fund invests or securities markets and exchanges.

Money Market Instruments. The Reinsurance Interval Fund can invest in money market instruments, which are U.S. dollar-denominated, high-quality, short-term debt obligations, to provide liquidity, for temporary defensive purposes or for other purposes. Money market instruments may have fixed, variable or floating interest rates. Examples of money market instruments include obligations issued or guaranteed by the U.S. government (or any of its agencies or instrumentalities); bank obligations, such as time deposits, certificates of deposit and bankers’ acceptances; commercial paper; and variable amount master demand notes.

Obligations Issued or Guaranteed by U.S. Government Agencies or Instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the U.S. government. Some are supported by the full faith and credit of the United States, such as Government National Mortgage Association pass-through mortgage certificates. Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association (“Fannie Mae”) bonds and Federal Home Loan Mortgage Corporation (“Freddie Mac”) obligations. Others are supported only by the credit of the entity that issued them. Securities issued by Fannie Mae and Freddie Mac are also supported by commitments from the U.S. Treasury to purchase certain of those agencies’ securities during market conditions in which the U.S. Treasury deems it necessary for the promotion of market stability. In September 2008, the Federal Housing Finance Agency, an independent regulatory agency, placed the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship. The U.S. Department of Treasury also entered into a secured lending credit facility with those companies and a preferred stock purchase agreement. The preferred stock purchase agreement was designed to ensure that each company maintain a positive net worth, be able to meet its outstanding obligations, and continue providing liquidity to the mortgage market.

U.S. Treasury Obligations. These include Treasury bills (which have maturities of one year or less when issued), Treasury notes (which have maturities of one to ten years when issued) and Treasury bonds (which have maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. Similar to other issuers, changes to the financial condition or credit rating of a government may cause the value of the Fund’s direct or indirect investment in Treasury obligations to decline.

The Reinsurance Interval Fund can also buy or gain exposure to U.S. Treasury securities whose interest coupons have been “stripped” by a Federal Reserve Bank, zero-coupon U.S. Treasury securities described below and Treasury Inflation-Protection Securities (“TIPS”). The U.S. Treasury securities called “TIPS” are designed to provide an investment that is not vulnerable to inflation. The interest rate paid by TIPS is fixed. The principal value rises or falls semi-annually based on changes in the published Consumer Price Index. If inflation occurs, the principal and interest payments on TIPS are adjusted to protect investors from inflationary loss. If deflation occurs, the principal and interest payments will be adjusted downward, although the principal will not fall below its face amount at maturity.

Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

Zero-Coupon Securities. The Reinsurance Interval Fund can invest directly or indirectly in zero-coupon securities. Zero-coupon U.S. government securities will typically be U.S. Treasury notes and U.S. Treasury bonds that have been stripped of their interest coupons or certificates representing interests in those stripped debt obligations and coupons.

Zero-coupon securities do not make periodic interest payments and are sold at a deep discount from their face value at maturity. The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. This discount depends on the time remaining until maturity, as well as prevailing interest rates, the liquidity of the security and the credit quality of the issuer. The discount typically decreases as the maturity date approaches.

Because zero-coupon securities pay no interest and compound semi-annually at the rate fixed at the time of their issuance, their value is generally more volatile than the value of other debt securities that pay interest. Their value may fall more dramatically than the value of interest-bearing securities when interest rates rise. When prevailing interest rates fall, zero-coupon securities tend to rise more rapidly in value because they have a fixed rate of return.

The Reinsurance Interval Fund’s investment in zero-coupon securities may cause the Reinsurance Interval Fund to recognize income for federal income tax purposes without a corresponding receipt of cash; this can require the Reinsurance Interval Fund to dispose of investments, including when not otherwise advantageous to do so, to meet distribution requirements.

The Reinsurance Interval Fund may also invest in zero-coupon and delayed interest securities, and “stripped” securities of U.S. and foreign corporations and of foreign government issuers. These are similar in structure to zero-coupon and “stripped” U.S. government securities, but in the case of foreign government securities may or may not be backed by the “full faith and credit” of the issuing foreign government. Zero-coupon securities issued by foreign governments and by corporations will be subject to greater credit risks than U.S. government zero-coupon securities.

Foreign Government Debt Obligations. The debt obligations of foreign governments and entities may or may not be supported by the full faith and credit of the foreign government. The Reinsurance Interval Fund may buy securities issued by certain supra-national entities, which include entities designated or supported by governments to promote economic reconstruction or development, international banking organizations and related government agencies.

The governmental members of these supra-national entities are “stockholders” that typically make capital contributions and may be committed to make additional capital contributions if the entity is unable to repay its borrowings. A supra-national entity’s lending activities may be limited to a percentage of its total capital, reserves and net income. There can be no assurance that the constituent foreign governments will continue to be able or willing to honor their capitalization commitments for those entities. In the past, U.S. government policies have discouraged certain investments abroad by U.S. investors, through taxation or other restrictions, and it is possible that such restrictions could be re-imposed.

Controlled Foreign Corporations and Passive Foreign Investment Companies. Many or most of the foreign issuers in which the Reinsurance Interval Fund invests, including one or more Subsidiaries (or foreign issuers owned by a Subsidiary), are controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. A U.S. person that owns (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of stock of a foreign corporation or 10% or more of the total value of shares of all classes of stock of a foreign corporation is a “U.S. Shareholder” of such foreign corporation for purposes of the CFC provisions of the Internal Revenue Code of 1986, as amended (the “Code”). If the Reinsurance Interval Fund is a U.S. Shareholder of a foreign issuer in which it invests (directly or indirectly) and a sufficient portion of the voting interests in or total value of such foreign issuer is held directly, indirectly, or constructively by the Reinsurance Interval Fund, individually or together with other U.S. Shareholders, that issuer will be treated as a CFC, in which case the Reinsurance Interval Fund will generally be required to take into account each year, as ordinary income, its share of certain amounts of that issuer’s income, whether or not the foreign issuer distributes such amounts to the Reinsurance Interval Fund. Investments by the Reinsurance Interval Fund in CFCs could cause the Reinsurance Interval Fund to recognize taxable income in excess of cash generated by such investments, potentially requiring the Reinsurance Interval Fund to borrow money or to dispose of certain investments to make the distributions required to qualify for treatment as a regulated investment company under subchapter M of Chapter 1 of the Code (“RIC”) and to eliminate an entity-level tax and could affect the amount, timing and character of the Reinsurance Interval Fund’s and thus the Fund’s distributions.

Under U.S. federal income tax laws, passive foreign investment companies (“PFICs”) are those foreign corporations which generate primarily “passive” income. For federal income tax purposes, a foreign corporation is a PFIC if 75% or more of its gross income during a fiscal year is passive income or if 50% or more of its assets are assets that produce, or are held to produce, passive income.

Subject to the limits under the 1940 Act, the Reinsurance Interval Fund may invest in foreign mutual funds to gain exposure to the securities of companies in countries that limit or prohibit all direct foreign investment. Foreign mutual funds are generally PFICs, since nearly all of the income of a mutual fund is passive income.

Some of the other foreign corporations that the Reinsurance Interval Fund may invest in, such as issuers of “event-linked” bonds and other interests, may also be considered PFICs. A foreign issuer in which the Reinsurance Interval Fund invests will not be treated as a PFIC with respect to the Reinsurance Interval Fund if such issuer is a CFC and the Reinsurance Interval Fund is a U.S. Shareholder thereof. Investments in PFICs potentially (i) accelerate the recognition of income without the receipt of cash, (ii) increase the amount required to be distributed by the Reinsurance Interval Fund to qualify as a RIC or eliminate an entity-level tax, (iii) result in a higher percentage of Reinsurance Interval Fund distributions treated as ordinary income or (iv) subject the Reinsurance Interval Fund to an entity-level tax that cannot be eliminated through distributions. Such investments in PFICs may therefore affect the amount, timing and character of distributions made by the Fund.

Because the Reinsurance Interval Fund can purchase securities denominated in foreign currencies, a change in the value of a foreign currency against the U.S. dollar could result in a change in the amount of income the Reinsurance Interval Fund has available for distribution. Because a portion of the Reinsurance Interval Fund’s investment income may be received in foreign currencies, the Reinsurance Interval Fund will be required to compute its income in U.S. dollars for distribution to shareholders, and therefore the Reinsurance Interval Fund will absorb the cost of currency fluctuations. After the Reinsurance Interval Fund has distributed income, subsequent foreign currency losses may result in the Reinsurance Interval Fund’s having distributed more income in a particular fiscal period than was available from investment income, which could result in a return of capital to shareholders.

For additional information, see “Tax Status” below.

Additional Information Regarding Securities Lending. The Reinsurance Interval Fund may earn additional income from lending securities. Voting rights or rights to consent with respect to the loaned securities pass to the borrower. The Reinsurance Interval Fund generally will have the right to call securities loans at any time on reasonable notice, and generally intends to do so if both (i) the Adviser receives adequate notice of a proposal upon which shareholders are being asked to vote, and (ii) the Adviser believes that the benefits to the Reinsurance Interval Fund of voting on such proposal outweigh the benefits to the Reinsurance Interval Fund of having the security remain out on loan. However, as described in the Prospectus, the Reinsurance Interval Fund bears the risk of delay in the return of the security or failure to return the security, impairing the Reinsurance Interval Fund’s ability to vote on such matters. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the securities loaned if the borrower of the securities fails financially. Securities loans currently are required to be secured continuously by collateral in cash, cash equivalents (such as money market instruments) or other liquid securities held by the custodian and maintained in an amount at least equal to the market value of the securities loaned.

During the time a security is on loan and the issuer of the security makes an interest or dividend payment, the borrower pays the Reinsurance Interval Fund a substitute payment equal to any interest or dividends the Reinsurance Interval Fund would have received directly from the issuer of the security if the Reinsurance Interval Fund had not loaned the security. When the Reinsurance Interval Fund receives dividends directly from domestic or certain foreign corporations, a portion of the dividends paid by the Reinsurance Interval Fund itself to its shareholders and attributable to those dividends (but not the portion attributable to substitute payments) may be eligible for: (i) treatment as “qualified dividend income” in the hands of individuals; or (ii) the federal dividends received deduction in the hands of corporate shareholders. The Adviser therefore may cause the Reinsurance Interval Fund to terminate a securities loan — and forego any income on the loan after the termination — in anticipation of a dividend payment. By doing so, the Reinsurance Interval Fund would receive the dividend directly from the issuer of the securities, rather than a substitute payment from the borrower of the securities, and thereby preserve the possibility of those tax benefits for certain Reinsurance Interval Fund shareholders. However, the Adviser is under no obligation to do so, and there can be no assurance that the Adviser will do so in all circumstances or at all.

Other “Stripped” Securities. In addition to buying stripped Treasury securities (as described herein), the Reinsurance Interval Fund can invest directly or indirectly in stripped mortgage-related securities that are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities. Each has a specified percentage of the underlying security’s principal or interest payments. These are a form of derivative investment.

Mortgage securities may be partially stripped so that each class receives some interest and some principal. However, they may be completely stripped. In that case all of the interest is distributed to holders of one type of security, known as an “interest-only” security, or “I/O,” and all of the principal is distributed to holders of another type of security, known as a “principal-only” security or “P/O.” Strips can be created for pass-through certificates or collateralized mortgage obligations (CMOs).

The yields to maturity of I/Os and P/Os are very sensitive to principal repayments (including prepayments) on the underlying mortgages. If the underlying mortgages experience greater than anticipated prepayments of principal, the Reinsurance Interval Fund might not fully recoup its investment in an I/O based on those assets. If underlying mortgages experience less than anticipated prepayments of principal, the yield on the P/Os based on them could decline substantially.

Investment in Other Investment Companies. The Reinsurance Interval Fund may invest in the securities of other investment companies, which can include open-end funds, closed-end funds and unit investment trusts, subject to the limits set forth in the 1940 Act that apply to those types of investments. The Reinsurance Interval Fund may invest, for example, in exchange-traded funds, which are typically open-end funds or unit investment trusts, listed on a stock exchange. The Reinsurance Interval Fund might do so as a way of gaining exposure to the segments of the equity, fixed-income or other markets represented by the exchange-traded funds’ portfolio, at times when the Reinsurance Interval Fund may not be able to buy those portfolio securities directly.

The shares of other investment companies may fluctuate in price and may be worth more or less when the Reinsurance Interval Fund sells them. Investing in another investment company through the secondary market may involve the payment of substantial premiums above the value of such investment company’s portfolio securities. As a shareholder of an investment company, the Reinsurance Interval Fund would be subject to its ratable share of that investment company’s expenses, including its advisory and administration expenses. Similarly, as a shareholder in the Reinsurance Interval Fund, the Fund will be subject to its ratable share of the Reinsurance Interval Fund’s expenses.

Repurchase Agreements. The Reinsurance Interval Fund may enter into repurchase agreements with banks and broker-dealers, with the Reinsurance Interval Fund as the initial purchaser of securities held by the banks or broker-dealers. It might do so with temporarily available cash (e.g., pending the investment of the proceeds from sales of Fund shares or pending the settlement of portfolio securities transactions) or for temporary defensive purposes. In this case, a repurchase agreement is a contract under which the Reinsurance Interval Fund acquires a security, typically for a relatively short period for cash and subject to the commitment of the seller to repurchase the security for an agreed-upon price on a specified date. The repurchase price exceeds the acquisition price and reflects an agreed-upon market rate unrelated to any coupon rate on the purchased security. Approved sellers for repurchase agreements on U.S. government securities include U.S. commercial banks, U.S. branches of foreign banks or broker-dealers that have been designated as primary dealers in government securities. They must meet credit requirements set by the Adviser from time to time. Repurchase agreements afford the Reinsurance Interval Fund the opportunity to earn a return on temporarily available cash without market risk, although the Reinsurance Interval Fund bears the risk of a seller’s failure to meet its obligation to pay the repurchase price when it is required to do so. Such a default may subject the Reinsurance Interval Fund to expenses, delays and risks of loss including: (i) possible declines in the value of the underlying security while the Reinsurance Interval Fund seeks to enforce its rights thereto, (ii) possible reduced levels of income and lack of access to income during this period and (iii) the inability to enforce its rights and the expenses involved in attempted enforcement. Entering into repurchase agreements entails certain risks, which include the risk that the counterparty to the repurchase agreement may not be able to fulfill its obligations, as discussed above, that the parties may disagree as to the meaning or application of contractual terms or that the instrument may not perform as expected. There is no limit on the amount of the Reinsurance Interval Fund’s net assets that may be subject to repurchase agreements, subject to any limitations on illiquid investments.

Additional Information Regarding Reverse Repurchase Agreements. The Reinsurance Interval Fund may enter into reverse repurchase agreements with banks and brokers, with the Reinsurance Interval Fund as the initial seller of securities to the banks or brokers. In this case, a reverse repurchase agreement involves a sale by the Reinsurance Interval Fund of portfolio securities concurrently with an agreement by the Reinsurance Interval Fund to repurchase the same securities at a later date at a fixed price. During the reverse repurchase agreement period, the Reinsurance Interval Fund continues to receive principal and interest payments on the securities.

If the buyer in a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Reinsurance Interval Fund’s use of proceeds from the sale of its securities may be restricted while the other party or its trustee or receiver determines whether to honor the Reinsurance Interval Fund’s right to repurchase the securities. Furthermore, in that situation the Reinsurance Interval Fund may be unable to recover the securities it sold in connection with a reverse repurchase agreement and as a result would realize a loss equal to the difference between the value of the securities and the payment it received for them. This loss would be greater to the extent the buyer paid less than the value of the securities the Reinsurance Interval Fund sold to it (e.g., a buyer may only be willing to pay $95 for a security with a market value of $100). The Reinsurance Interval Fund’s use of reverse repurchase agreements also subjects the Reinsurance Interval Fund to interest costs based on the difference between the sale and repurchase price of a security involved in such a transaction. Additionally, reverse repurchase agreements entail the same risks as OTC derivatives. These include the risk that the counterparty to the reverse repurchase agreement may not be able to fulfill its obligations, that the parties may disagree as to the meaning or application of contractual terms or that the instrument may not perform as expected. Reverse repurchase agreements and dollar rolls are not considered borrowings by the Reinsurance Interval Fund for purposes of the Reinsurance Interval Fund’s fundamental investment restriction on borrowings if the Reinsurance Interval Fund covers its obligations under these transactions or maintains liquid assets equal in value to its obligations in respect of these transactions.

“When-Issued” and “Delayed-Delivery” Transactions. The Reinsurance Interval Fund may invest in securities on a “when-issued” basis and may purchase or sell securities on a “delayed-delivery” (or “forward-commitment”) basis. “When-issued” and “delayed-delivery” are terms that refer to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery.

When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made. Delivery and payment for the securities take place at a later date. The securities are subject to change in value from market fluctuations during the period until settlement. The value at delivery may be less than the purchase price. For example, changes in interest rates in a direction other than that expected by the Adviser before settlement will affect the value of such securities and may cause a loss to the Reinsurance Interval Fund. During the period between purchase and settlement, the Reinsurance Interval Fund makes no payment to the issuer and no interest accrues to the Reinsurance Interval Fund from the investment until it receives the security at settlement.

The Reinsurance Interval Fund may engage in when-issued transactions to secure what the Adviser considers to be an advantageous price and yield at the time the obligation is entered into. When the Reinsurance Interval Fund enters into a when-issued or delayed-delivery transaction, it relies on the other party to complete the transaction. Its failure to do so may cause the Reinsurance Interval Fund to lose the opportunity to obtain the security at a price and yield the Adviser considers to be advantageous.

When the Reinsurance Interval Fund engages in when-issued and delayed-delivery transactions, it does so for the purpose of acquiring or selling securities consistent with its investment objective and policies or for delivery pursuant to options contracts it has entered into, and not for the purpose of investment leverage. Although the Reinsurance Interval Fund’s purpose in entering into delayed-delivery or when-issued purchase transactions is to acquire securities, it may dispose of a commitment prior to settlement. If the Reinsurance Interval Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or to dispose of its right to delivery or receive against a forward commitment, it may incur a gain or loss.

At the time the Reinsurance Interval Fund makes the commitment to purchase or sell a security on a when-issued or delayed-delivery basis, it records the transaction on its books and reflects the value of the security purchased in determining the Reinsurance Interval Fund’s net asset value. In a sale transaction, it records the proceeds to be received. The Reinsurance Interval Fund identifies on its books liquid assets at least equal in value to the value of the Reinsurance Interval Fund’s purchase commitments until the Reinsurance Interval Fund pays for the investment.

When-issued and delayed-delivery transactions can be used by the Reinsurance Interval Fund as a defensive technique to hedge against anticipated changes in interest rates and prices. For instance, in periods of rising interest rates and falling prices, the Reinsurance Interval Fund might sell securities in its portfolio on a forward commitment basis to attempt to limit its exposure to anticipated falling prices. In periods of falling interest rates and rising prices, the Reinsurance Interval Fund might sell portfolio securities and purchase the same or similar securities on a when-issued or delayed-delivery basis to obtain the benefit of currently higher cash yields.

Bank Loans. The Reinsurance Interval Fund may invest in bank loans. By purchasing a loan, the Reinsurance Interval Fund acquires some or all of the interest of a bank or other lending institution in a loan to a particular borrower. The Reinsurance Interval Fund may hold an interest in a loan through another financial institution, and in such cases would be purchasing a “participation” in the loan. The Reinsurance Interval Fund also may purchase loans by assignment from another lender, and in such cases would act as part of a lending syndicate. Many loans are secured by the assets of the borrower, and most impose restrictive covenants that must be met by the borrower. These loans are typically made by a syndicate of banks, represented by an agent bank which has negotiated and structured the loan and which is responsible generally for collecting interest, principal and other amounts from the borrower on its own behalf and on behalf of the other lending institutions in the syndicate, and for enforcing its and their other rights against the borrower. Each of the lending institutions, typically including the agent bank, lends to the borrower a portion of the total amount of the loan, and retains the corresponding interest in the loan.

The Reinsurance Interval Fund’s ability to receive payments of principal and interest and other amounts in connection with loan participations held by it will depend primarily on the financial condition of the borrower as well as the financial institution from which it purchases the participation interest. The value of collateral, if any, securing a loan can decline, or may be insufficient to meet the borrower’s obligations or difficult to liquidate. In addition, the Reinsurance Interval Fund’s access to collateral may be limited by bankruptcy or other insolvency laws. The failure by the Reinsurance Interval Fund to receive scheduled interest or principal payments on a loan would adversely affect the income of the Reinsurance Interval Fund and would likely reduce the value of its assets, which would be reflected in a reduction in the Reinsurance Interval Fund’s NAV. Banks and other lending institutions generally perform a credit analysis of the borrower before originating a loan or participating in a lending syndicate. In selecting the loans in which the Reinsurance Interval Fund will invest, however, the Adviser will not rely solely on that credit analysis, but will perform its own investment analysis of the borrowers. The Adviser’s analysis may include consideration of the borrower’s financial strength and managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions and responsiveness to changes in business conditions and interest rates. The Adviser generally will not have access to non-public information to which other investors in syndicated loans may have access. Because loans in which the Reinsurance Interval Fund may invest generally are not rated by independent credit rating agencies, a decision by the Reinsurance Interval Fund to invest in a particular loan will depend almost exclusively on the Adviser’s, and the original lending institution’s, credit analysis of the borrower. Investments in loans may be of any quality, including “distressed” loans, and will be subject to the Reinsurance Interval Fund’s credit quality policy. The loans in which the Reinsurance Interval Fund may invest include those that pay fixed rates of interest and those that pay floating rates — i.e., rates that adjust periodically based on a known lending rate, such as a bank’s prime rate.

Investing directly in loans or other direct debt instruments exposes the Reinsurance Interval Fund to various risks similar to those borne by a creditor. Such risks include the risk of default, the risk of delayed repayment and the risk of inadequate collateral. Transactions in many loans settle on a delayed basis, and the Reinsurance Interval Fund may not receive the proceeds from the sale of a loan for a substantial period after the sale. As a result, those proceeds will not be available to make additional investments or to meet the Reinsurance Interval Fund’s redemption obligations.

In addition, when holding a loan participation, the Reinsurance Interval Fund is subject to the credit risk of the intermediary financial institution. If the Reinsurance Interval Fund holds its interest in a loan through another financial institution, the Reinsurance Interval Fund likely would not be able to exercise its rights directly against the borrower and may not be able to cause the financial institution to take what it considers to be appropriate action. If the Reinsurance Interval Fund relies on a financial institution to administer a loan, the Reinsurance Interval Fund is subject to the risk that the financial institution may be unwilling or unable to demand and receive payments from the borrower in respect of the loan, or otherwise unwilling or unable to perform its administrative obligations.

Legal and Regulatory Risks. The Fund or the Reinsurance Interval Fund may be adversely affected by new (or revised) laws or regulations that may be imposed by the CFTC, the Commission, the U.S. Federal Reserve or other banking regulators or other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. The Fund or the Reinsurance Interval Fund may also be adversely affected by changes in the enforcement or interpretation of existing statutes and rules. In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The CFTC, the Commission, the Federal Deposit Insurance Corporation, other regulators and self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies. The regulation of derivatives transactions and funds that engage in such transactions is an evolving area of law and is subject to modification by government and judicial action. New regulations could, among other things, adversely affect the value of the investments held by the Reinsurance Interval Fund, restrict the Reinsurance Interval Fund’s ability to engage in derivatives transactions (for example, by making certain types of derivatives transactions no longer available to the Reinsurance Interval Fund) and/or increase the costs of such derivatives transactions (for example, by increasing margin or capital requirements) and the Reinsurance Interval Fund’s ability to execute certain investment strategies may be adversely affected as a result. It is unclear how the regulatory changes will affect counterparty risk.

If a perception develops that there is or in the future could be renewed regulatory focus on participants who benefit from their participation in any U.S. government-sponsored program, or attempts by legislative and/or regulatory bodies to impose new restrictions and/or taxes and penalties on such participants, possibly even with retroactive effect, then the Reinsurance Interval Fund’s position in such securities may be compromised.

LIBOR Risk. The terms of many investments, financings or other transactions to which the Fund may be a party have been historically tied to the London Interbank Offered Rate, or “LIBOR.” LIBOR is the offered rate at which major international banks can obtain wholesale, unsecured funding, and LIBOR may be available for different durations (e.g., 1 month or 3 months) and for different currencies. LIBOR may be a significant factor in determining the Fund’s payment obligations under a derivative investment, the cost of financing to the Fund or an investment’s value or return to the Fund, and may be used in other ways that affect the Fund’s investment performance. In July 2017, the Financial Conduct Authority, the United Kingdom’s financial regulatory body, announced that after 2021 it will cease its active encouragement of banks to provide the quotations needed to sustain LIBOR. That announcement suggests that LIBOR may cease to be published after that time. In addition, the E.U. Benchmarks Regulation imposed conditions under which only compliant benchmarks may be used in new contracts after 2021. Various financial industry groups have begun planning for that transition, but there are obstacles to converting certain securities and transactions to a new benchmark. Transition planning is at an early stage and the nature of a substitute rate, if any, is unknown, and neither the effect of the transition process nor its ultimate success is certain. To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the Federal Reserve Board and the Federal Reserve

Bank of New York, was formed. The ARRC has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, at this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere.

The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR based investments and reduce the effectiveness of new hedges placed against existing LIBOR based investments. While some LIBOR based instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate-setting methodology and/or increased costs for certain LIBOR-related instruments or financing transactions, not all may have such provisions and there may be significant uncertainty regarding the effectiveness of any such alternative methodologies, resulting in prolonged adverse market conditions for the Fund. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021. There also remains uncertainty and risk regarding the willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments. All of the aforementioned may adversely affect the Fund’s performance or NAV.

Investment in Relatively New Issuers. The Reinsurance Interval Fund may occasionally gain exposure to the equities of selected new issuers. Direct or indirect investments in relatively new issuers, i.e., those having continuous operating histories of less than three years, may carry special risks and may be more speculative because such companies are relatively unseasoned. Such companies also may lack sufficient resources, may be unable to generate internally the funds necessary for growth and may find external financing to be unavailable on favorable terms or even totally unavailable. Those companies will often be involved in the development or marketing of a new product with no established market, which could lead to significant losses. The securities of such issuers may have a limited trading market, which may adversely affect their disposition and can result in their being priced lower than might otherwise be the case. If other investors who invest in such issuers trade the same securities when the Reinsurance Interval Fund attempts to dispose of its holdings, the Reinsurance Interval Fund may receive lower prices than might otherwise be the case.

Adjustable Rate and Auction Preferred Securities. The Reinsurance Interval Fund may invest in adjustable rate or auction rate preferred securities. Typically, the dividend rate on an adjustable rate preferred security is determined prospectively each quarter by applying an adjustment formula established at the time of issuance of the security. Although adjustment formulas vary among issues, they typically involve a fixed premium or discount relative to rates on specified debt securities issued by the U.S. Treasury. Typically, an adjustment formula will provide for a fixed premium or discount adjustment relative to the highest base yield of three specified U.S. Treasury securities: the 90-day Treasury bill, the 10-year Treasury note and the 20-year Treasury bond. The premium or discount adjustment to be added to or subtracted from this highest U.S. Treasury base rate yield is fixed at the time of issue and cannot be changed without the approval of the holders of the security. The dividend rate on other preferred securities, commonly known as auction preferred securities, is adjusted at intervals that may be more frequent than quarterly, such as every 49 days, based on bids submitted by holders and prospective purchasers of such securities and may be subject to stated maximum and minimum dividend rates. The issues of most adjustable rate and auction preferred securities currently outstanding are perpetual, but are redeemable after a specified date at the option of the issuer. Certain issues supported by the credit of a high-rated financial institution provide for mandatory redemption prior to expiration of the credit arrangement. No redemption can occur if full cumulative dividends are not paid. Although the dividend rates on adjustable and auction preferred securities generally are adjusted or reset frequently, the market values of these preferred securities still may fluctuate in response to changes in interest rates. Market values of adjustable preferred securities also may substantially fluctuate if interest rates increase or decrease once the maximum or minimum dividend rate for a particular security is approached.

Illiquid and Restricted Securities. Illiquid investments include investments that the Adviser reasonably expects cannot be sold or disposed of in seven calendar days or less under then-current market conditions without the sale or disposition significantly changing the market value of the investment. The Reinsurance Interval Fund may hold illiquid securities, including, among other instruments, securities of private issuers, securities traded in unregulated or shallow markets and securities that are purchased in private placements and are subject to legal or contractual restrictions on resale. Because relatively few purchasers of these securities may exist, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition, the Fund or the Reinsurance Interval Fund may not be able to initiate a transaction or liquidate a position in such investments at a desirable price or time. Disposing of illiquid securities may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. For the Fund, the shares of the Reinsurance Interval Fund it holds may be deemed to be illiquid at times.

Borrowing Risk. The Fund’s investment portfolio (which will consist primarily of shares of the Reinsurance Interval Fund) and the Reinsurance Interval Fund’s investment portfolio (which consists primarily of reinsurance-related securities) may limit the number of lenders willing to enter into a borrowing arrangement with the Fund or the Reinsurance Interval Fund, result in higher borrowing costs to the Fund or the Reinsurance Interval Fund or less favorable terms under the arrangement because such securities are higher risk instruments. As a result, the Fund or the Reinsurance Interval Fund may be required to modify its investment program in order to meet the terms of any borrowing arrangement. If so, the Fund or the Reinsurance Interval Fund may not meet its investment objective.

Portfolio Turnover. Purchases and sales of portfolio investments may be made as considered advisable by the Adviser in the best interests of the shareholders. The Fund’s and the Reinsurance Interval Fund’s portfolio turnover rate may vary from year-to-year, as well as within a year. The Fund’s and the Reinsurance Interval Fund’s distributions of any net short-term capital gains realized from portfolio transactions are taxable to shareholders as ordinary income. In addition, higher portfolio turnover rates can result in corresponding increases in portfolio transaction costs for the Fund and the Reinsurance Interval Fund.

For reporting purposes, the Fund’s and the Reinsurance Interval Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund or the Reinsurance Interval Fund, as the case may be, during the fiscal year. In determining such portfolio turnover, all securities whose maturities at the time of acquisition were one year or less are excluded. A 100% portfolio turnover rate would occur, for example, if all of the securities in the Fund’s or the Reinsurance Interval Fund’s investment portfolio (other than short-term money market securities) were replaced once during the fiscal year. Portfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities.

Investment Restrictions

Fundamental Investment Restrictions of the Fund. The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. Under the 1940 Act, a “majority” vote is defined as the vote of the holders of the lesser of: (a) 67% or more of the shares of the Fund present at a meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy at the meeting; or (b) more than 50% of the outstanding shares of the Fund. Under these restrictions, the Fund:

(1) may not issue senior securities, except as permitted under the 1940 Act;

(2) may not borrow money, except to the extent permitted under the 1940 Act;

(3) may not underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws;

(4) may not invest more than 25% of its total assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities);

(5) may not purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, including securities of real estate investment trusts, and may purchase securities which are secured by interests in real estate;

(6) may not purchase or sell commodities, except that the Fund may purchase and sell futures contracts and options, may enter into foreign exchange contracts, and may enter into swap agreements and other financial transactions not requiring the delivery of physical commodities; and

(7) may not make loans, except by purchase of debt obligations in which the Fund may invest consistent with its investment policies, by entering into repurchase agreements or by lending its portfolio securities. The Fund may loan no more than one-third of its total assets.

For purposes of construing restriction (4), a large economic or market sector shall not be construed as a single industry or group of industries. As discussed in the Prospectus and this SAI, the Fund may invest more than 25% of its total assets in a single market sector, specifically, the financial services sector. Issuers of event-linked bonds are generally classified as belonging to the financial services sector. The Fund will be subject to the risks associated with that sector.

In determining whether a transaction is permitted under the 1940 Act, restriction (1) above will not be construed to prohibit any transaction that is permitted under the 1940 Act, as interpreted or modified, or as otherwise permitted by regulatory authority having jurisdiction from time to time.

The Fund has also adopted the following fundamental policies in order to repurchase its shares:

•

The Fund will make an offer to repurchase a designated percentage of the outstanding shares from shareholders (a “Repurchase Offer”) pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time, (1) in the event that the Fund commences investment operations on or before the one-year anniversary of effectiveness of the Trust’s initial registration statement, once on an annual interval occurring twelve months after the commencement of investment operations, and quarterly thereafter; (2) in the event that the Fund commences investment operations after the one-year anniversary but on or before the two-year anniversary of effectiveness of the Trust’s initial registration statement, (a) twice on an annual interval, once immediately before and once twelve months after the commencement of investment operations, and (b) quarterly thereafter; (3) in the event that the Fund commences investment operations after the two-year anniversary of effectiveness of the Trust’s initial registration statement, (a) indefinitely on an annual interval beginning on such two-year anniversary until the Fund commences investment operations, (b) twice on an annual interval, once immediately before and once twelve months after the commencement of investment operations, and (c) quarterly thereafter.

•

The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”). The Fund’s Board will establish the Repurchase Request Deadline for each Repurchase Offer. The Repurchase Request Deadline will ordinarily be on a date approximately seven days before the repurchase occurs but such date may be revised by the Adviser, in its sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.

•

There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the Repurchase Offer is determined.

Repurchase Process

In accordance with the Fund’s policies regarding repurchases, the Adviser has recommended, and the Board has approved, that for each Repurchase Offer, the Repurchase Request Deadline will ordinarily be the same date as the Repurchase Pricing Date.

TRUSTEES AND OFFICERS

Board of Trustees

The business and affairs of the Fund are managed under the oversight of the Board subject to the laws of the State of Delaware and the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”). The Trustees are responsible for oversight of the practices and processes of the Fund and its service providers, rather than active management of the Fund, including in matters relating to risk management. The Trustees seek to understand the key risks facing the Fund, including those involving conflicts of interest; how Fund management identifies and monitors those risks on an ongoing basis; how Fund management develops and implements controls to mitigate those risks; and how Fund management tests the effectiveness of those controls. The Board cannot foresee, know or guard against all risks, nor are the Trustees guarantors against risk. The officers of the Fund conduct and supervise the Fund’s daily business operations. Trustees who are not deemed to be “interested persons” of the Fund as defined in the 1940 Act are referred to as “Independent Trustees.” Trustees who are deemed to be “interested persons” of the Fund are referred to as “Interested Trustees.”

The Board meets as often as necessary to discharge its responsibilities. Currently, the Board conducts regular quarterly meetings, including in-person or telephonic meetings, and holds special in-person or telephonic meetings as necessary to address specific issues that require attention prior to the next regularly scheduled meeting. At these meetings, officers of the Trust provide the Board (or one of its committees) with written and oral reports on regulatory and compliance matters, operational and service provider matters, organizational developments, product proposals, audit results and insurance and fidelity bond coverage. In addition, it is expected that the Independent Trustees meet at least annually to review, among other things, investment management agreements and certain plans and other agreements and to consider such other matters as they deem appropriate.

The Board has established two standing committees — an Audit Committee and a Valuation Committee — to assist the Board in its oversight of risk as part of its broader oversight of the Fund’s affairs. The Committees, both of which are comprised solely of the Board’s Independent Trustees, are described below. The Board may establish other committees, or nominate one or more Trustees to examine particular issues related to the Board’s oversight responsibilities, from time to time. Each Committee meets periodically to perform its delegated oversight functions and reports its findings and recommendations to the Board.

The Board does not have a lead Independent Trustee. The Board, taking into consideration its oversight responsibility of the Fund, including the Fund’s regular use of fair valuation and the Board’s extensive experience overseeing the development and implementation of fair valuation processes, believes that its leadership structure is appropriate. In addition, the Board’s use of Committees (each of which is chaired by an Independent Trustee with substantial industry experience) and the chair’s role as chief executive officer of the Adviser, serve to enhance the Board’s understanding of the operations of the Fund and the Adviser.

Board members of the Trust, together with information as to their positions with the Trust, principal occupations and other board memberships, are shown below. Unless otherwise noted, each Trustee has held each principal occupation and board membership indicated for at least the past five years. Each Trustee’s mailing address is c/o Stone Ridge Asset Management LLC, 510 Madison Avenue, 21st Floor, New York, NY 10022.

Independent Trustees

Name (Year of Birth)	Position(s) Held with the Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(2)	Other Directorships/ Trusteeships Held by Trustee During the Past 5 Years
Jeffery Ekberg (1965)	Trustee	since 2016	Self-employed (personal investing), since 2011; Principal, TPG Capital, L.P. (private equity firm) until 2011; Chief Financial Officer, Newbridge Capital, LLC (subsidiary of TPG Capital, L.P.) until 2011	13	None.

Daniel Charney (1970)	Trustee	since 2016	Co-President, Cowen and Company, Cowen Inc. (financial services firm) since 2012	13	None.

Interested Trustee

Name (Year of Birth)	Position(s) Held with the Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in the Fund Complex Overseen by Trustee(2)	Other Directorships/ Trusteeships Held by Trustee During the Past 5 Years
Ross Stevens (1969) (3)	Trustee, Chairman	since 2016	Founder and Chief Executive Officer of Stone Ridge since 2012	13	None.

(1)	Each Trustee serves until resignation or removal from the Board.
(2)

The Fund Complex includes the Trust and Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust V, Stone Ridge Trust VI and Stone Ridge Residential Real Estate Income Fund I, Inc., other investment companies managed by the Adviser.

(3)	Mr. Stevens is an “interested person” of the Trust, as defined in Section 2(a)(19) of the 1940 Act, due to his position with the Adviser.

Additional Information About the Trustees.

Jeffery Ekberg — Through his experience as a senior officer, director and accountant of financial and other organizations, Mr. Ekberg contributes experience overseeing financial and investment organizations to the Board. The Board also benefits from his previous experience as a member of the board of other funds.

Daniel Charney — Through his experience as a senior officer of financial and other organizations, Mr. Charney contributes his experience in the investment management industry to the Board.

Ross Stevens — Through his experience as a senior executive of financial organizations, Mr. Stevens contributes his experience in the investment management industry to the Board.

Additional Information About the Board’s Committees. The Trust has an Audit Committee and a Valuation Committee. The members of both the Audit Committee and the Valuation Committee consist of all the Independent Trustees, namely Messrs. Ekberg and Charney. Mr. Ekberg is the Audit Committee Chair and has been designated as the Audit Committee financial expert. Mr. Charney is the Valuation Committee Chair.

In accordance with its written charter, the Audit Committee’s primary purposes are: (1) to oversee the Trust’s accounting and financial reporting policies and practices, and its internal controls and procedures; (2) to oversee the quality and objectivity of the Trust’s and the Fund’s financial statements and the independent audit thereof;

(3) to oversee the activities of the Trust’s Chief Compliance Officer (the “CCO”); (4) to oversee the Trust’s compliance program adopted pursuant to Rule 38a-1 under the 1940 Act, and the Trust’s implementation and enforcement of its compliance policies and procedures thereunder; (5) to oversee the Trust’s compliance with applicable laws in foreign jurisdictions, if any; and (6) to oversee compliance with the Code of Ethics by the Trust and the Adviser.

The Audit Committee reviews the scope of the Fund’s audits, the Fund’s accounting and financial reporting policies and practices and its internal controls. The Audit Committee approves, and recommends to the Independent Trustees for their ratification, the selection, appointment, retention or termination of the Fund’s independent registered public accounting firm and approves the compensation of the independent registered public accounting firm. The Audit Committee also approves all audit and permissible non-audit services provided to the Fund by the independent registered public accounting firm and all permissible non-audit services provided by the Fund’s independent registered public accounting firm to the Adviser and any affiliated service providers if the engagement relates directly to the Fund’s operations and financial reporting. The Audit Committee met four times during the fiscal year ended October 31, 2019.

The Valuation Committee also operates pursuant to a written charter. The duties and powers, to be exercised at such times and in such manner as the Valuation Committee shall deem necessary or appropriate, are as follows: (1) reviewing, from time to time, the Trust’s valuation policy and procedures (the “Valuation Policy”), which Valuation Policy serves to establish policies and procedures for the valuation of the Fund’s assets; (2) making any recommendations to the Trust’s audit committee and/or the Board regarding (i) the functioning of the Valuation Policy, or (ii) the valuation(s) of individual assets; (3) consulting with the Adviser regarding the valuation of the Fund’s assets, including fair valuation determinations of any such assets; (4) periodically reviewing information regarding fair value and other determinations made pursuant to the Trust’s valuation procedures; (5) reporting to the Board on a regular basis regarding the Valuation Committee’s duties; (6) making recommendations in conjunction with the Board’s annual (or other periodical) review of the Trust’s Valuation Policy; (7) periodically reviewing information regarding industry developments in connection with valuation of assets; and (8) performing such other duties as may be assigned to it, from time to time, by the Board. The Valuation Committee met four times during the fiscal year ended October 31, 2019.

Trustee Ownership of the Fund. The following table shows the dollar range of equity securities owned by the Trustees in the Fund and in other investment companies overseen by the Trustee within the same family of investment companies as of December 31, 2019. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services. The information as to ownership of securities which appears below is based on statements furnished to the Fund by its Trustees and executive officers.

	Dollar Range of Equity Securities in the Fund(1)	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies(2)
Independent Trustees
Jeffery Ekberg	None	Over $100,000
Daniel Charney	None	Over $100,000
Interested Trustee
Ross Stevens(3)	$50,001 - $100,000	Over $100,000

(1)	As of December 31, 2019, none of the Independent Trustees owned shares of the Fund because the Fund had not yet commenced investment operations.
(2)

Family of Investment Companies includes the Trust and Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust V, Stone Ridge Trust VI and Stone Ridge Residential Real Estate Income Fund I, Inc., other investment companies managed by the Adviser.

(3)	Beneficial ownership through the Adviser’s or its affiliates’ direct Fund investments.

None of the Independent Trustees or their family members beneficially owned any class of securities of the Adviser or principal underwriter of the Fund, or a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Adviser or the principal underwriter of the Fund, as of December 31, 2019.

Compensation of Board Members. Because the Trust has not commenced investment operations, the Trust has not yet paid any compensation to its Trustees. The following table illustrates amounts estimated to be paid for the Fund’s initial fiscal year. Each Trustee who is not an employee of the Adviser is compensated by an annual retainer. Each such Trustee’s compensation is invested in Stone Ridge funds. The Trust does not pay retirement benefits to its Trustees and officers. The Fund pays a portion of the compensation of the CCO. Other officers and Interested Trustees of the Trust are not compensated by the Fund. The following table sets forth compensation received by the Independent Trustees for the fiscal year ended October 31, 2019.

Independent Trustees	Aggregate Compensation From the Fund(1)	Total Compensation From the Fund Complex Paid to Trustee(2)
Jeffery Ekberg	$0	$360,753
Daniel Charney	$0	$360,753

(1)	As of the date of this SAI, the Independent Trustees had not received compensation from the Fund because the Fund had not yet commenced investment operations.
(2)

Reflects actual direct compensation received during the fiscal year ended October 31, 2019, from series of the Fund Complex. The Fund Complex includes the Trust and Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust V, Stone Ridge Trust VI and Stone Ridge Residential Real Estate Income Fund I, Inc., other investment companies managed by the Adviser.

Officers of the Trust

Name (Year of Birth) and Address(1)(2)	Position(s) Held with the Trust	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years
Ross Stevens (1969)	President, Chief Executive Officer and Principal Executive Officer	since 2015	Founder of Stone Ridge Asset Management LLC, Chief Executive Officer and President of the Adviser, since 2012.

Lauren D. Macioce (1978)	Chief Compliance Officer, Secretary, Chief Legal Officer and Anti-Money Laundering Compliance Officer	since 2016	General Counsel and Chief Compliance Officer of the Adviser, since 2016; prior to that Associate at Ropes & Gray LLP (law firm).

Anthony Zuco (1975)	Treasurer, Principal Financial Officer, Chief Financial Officer and Chief Accounting Officer	since 2018	Supervising Fund Controller at the Adviser, since 2015; prior to that Controller at Owl Creek Asset Management L.P. (investment advisory firm).

Alexander Nyren (1980)	Assistant Secretary	since 2018	Head of Reinsurance of the Adviser, since 2018; member of Reinsurance portfolio management team at the Adviser, since 2012.

David Thomas (1980)	Assistant Treasurer	since 2018	Member of Operations at the Adviser, since 2015; prior to that member of Operations at KCG Holdings, Inc. (financial services firm).

Name (Year of Birth) and Address(1)(2)	Position(s) Held with the Trust	Term of Office and Length of Time Served(3)	Principal Occupation(s) During Past 5 Years

Leson Lee (1975)	Assistant Treasurer	since 2019	Member of Operations at the Adviser, since 2018; prior to that Treasury Manager at Eton Park Capital Management (investment advisory firm).

Cathleen Hu (1983)	Assistant Treasurer	since 2019	Member of Operations at the Adviser, since 2015; prior to that Clearing Manager at KCG Holdings, Inc. (financial services firm).

Domingo Encarnacion (1983)	Assistant Treasurer	since January 2020	Tax Manager at the Adviser, since 2016; prior to that Tax Manager at PricewaterhouseCoopers LLP (accounting firm).

(1)	Each Officer’s mailing address is c/o Stone Ridge Asset Management LLC, 510 Madison Avenue, 21st Floor, New York, NY 10022.
(2)	Each of the Officers is an affiliated person of the Adviser as a result of his or her position with the Adviser.
(3)	The term of office of each Officer is indefinite.

Codes of Ethics. The Trust and the Adviser have adopted a code of ethics in accordance with Rule 17j-1 under the 1940 Act. This code of ethics permits the personnel of these entities to invest in securities under some circumstances, including securities that the Fund may purchase or hold. The code of ethics is on public file with, and are available from, the Commission.

The code of ethics is available on the EDGAR database of the Commission’s website at www.sec.gov. In addition, copies of the code of ethics may be obtained, after mailing the appropriate duplicating fee, by e-mail request to publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

Attached as Appendix B to this SAI is the summary of the guidelines and procedures that the Adviser uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Adviser uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Adviser or any affiliated person of the Fund or the Adviser, on the other. This summary of the guidelines gives a general indication as to how the Adviser will vote proxies relating to portfolio securities on each issue listed. However, the guidelines do not address all potential voting issues or the intricacies that may surround individual proxy votes. For that reason, there may be instances in which votes may vary from the guidelines presented. Notwithstanding the foregoing, the Adviser always endeavors to vote proxies relating to portfolio securities in accordance with the Fund’s investment objective. Information on how the Fund voted proxies relating to portfolio securities during the most recent prior 12-month period ending June 30 will be available without charge, (1) upon request, by calling (855) 609-3680, and (2) on the Commission’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns of record or is known by the Fund to own of record or beneficially 5% or more of any class of the Fund’s outstanding equity securities. A control person is one who owns beneficially, either directly or through controlled companies, more than 25% of the voting securities of the Fund or acknowledges the existence of control. A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Fund. As of January 31, 2020, the Adviser owned of record and beneficially 100% of the outstanding shares of the Fund. As of January 31, 2020, the Interested Trustee and officers of the Fund as a group owned 100% of the outstanding shares of the Fund through the Adviser’s or its affiliates’ direct Fund investments.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Stone Ridge Asset Management LLC is the Adviser of the Fund. The Adviser was organized as a Delaware limited liability company in 2012. The manager of the general partner of the managing member of the Adviser is Ross Stevens.

Stone Ridge Asset Management LLC serves as the Adviser of the Fund pursuant to an investment management agreement. The investment management agreement has an initial term of two years from its effective date and continues in effect with respect to the Fund (unless terminated sooner) if its continuance is specifically approved at least annually by the affirmative vote of: (i) a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval; and (ii) a majority of the Board or the holders of a majority of the outstanding voting securities of the Fund. The investment management agreement may nevertheless be terminated at any time without penalty, on 60 days’ written notice, by the Board, by vote of holders of a majority of the outstanding voting securities of the Fund or by the Adviser. The investment management agreement terminates automatically in the event of its assignment (as defined in the 1940 Act).

Under the terms of the investment management agreement, neither the Adviser nor its affiliates shall be liable for losses or damages incurred by the Fund, unless such losses or damages are attributable to willful misfeasance, bad faith or gross negligence on the part of either the Adviser or its affiliates or from reckless disregard by it of its obligations and duties under the management contract (“disabling conduct”). In addition, the Fund will indemnify the Adviser and its affiliates and hold each of them harmless against any losses or damages not resulting from disabling conduct.

As compensation for its services, the Fund pays the Adviser a fee, computed daily and paid monthly in arrears, at the annual rate of 2.00% of the average daily net assets of the Fund. As described in the Prospectus, the Adviser has entered into a contractual expense limitation agreement with the Fund.

As compensation for its services, the Reinsurance Interval Fund pays the Adviser a fee, computed daily and paid monthly in arrears, at the annual rate of 2.00% of the average daily net assets of the Reinsurance Interval Fund. The Fund will pay its pro rata portion of the Reinsurance Interval Fund’s fee, which is excluded from the Fund’s expense limitation.

The Fund paid no management fees to the Adviser during the most recent three fiscal years ended October 31because the Fund had not yet commenced investment operations.

To the extent the Adviser receives compensation for providing management services to a Subsidiary, (i) the Adviser will not receive compensation from the Reinsurance Interval Fund in respect of the assets of the Reinsurance Interval Fund that are invested in such Subsidiary (i.e., the compensation paid to the Adviser for services to the Reinsurance Interval Fund will be calculated based on the Reinsurance Interval Fund’s average daily net assets excluding the net assets of such Subsidiary), and (ii) any such compensation is determined as a percentage of the average daily net assets of such Subsidiary at the same rate and in the same manner as under the Reinsurance Interval Fund’s investment management agreement.

Adviser’s Investment Committee

The Adviser has established an Investment Committee (the “Committee”), which oversees the investment policies and strategies of the Adviser and monitors risk within the funds advised by the Adviser, including the Fund.

Daniel Fleder, Robert Gutmann, Ross Stevens and Yan Zhao serve as members of the Committee. Their professional background and experience are disclosed in the Prospectus.

Portfolio Managers

Mr. Alexander Nyren and Mr. Benjamin Robbins are jointly and primarily responsible for the day-to-day management of the Fund. The following tables set forth certain additional information with respect to Mr. Nyren and Mr. Robbins. The information is as of October 31, 2019, except where otherwise noted.

Other Accounts Managed by the Portfolio Managers

The table below identifies the number of accounts for which Mr. Nyren and Mr. Robbins have day-to-day management responsibilities and the total assets in such accounts, as of January 31, 2020, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts.

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number of Accounts(1)	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)	Number of Accounts	Total Assets (in millions)
Alexander Nyren	3	$5,158	1	$124	0	$0
Benjamin Robbins	3	$5,158	1	$124	0	$0

(1)	Includes the Fund.

The table below identifies the number of accounts for which Mr. Nyren and Mr. Robbins have day-to-day management responsibilities and the total assets in such accounts with respect to which the advisory fee is based on the performance of the account, as of January 31, 2020, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts.

	Registered Investment Companies for which the Adviser receives a performance-based fee		Other Pooled Investment Vehicles managed for which the Adviser receives a performance-based fee		Other Accounts managed for which the Adviser receives a performance-based fee
Portfolio Manager	Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Alexander Nyren	0	$0	1	$124	0	$0
Benjamin Robbins	0	$0	1	$124	0	$0

Potential Conflicts of Interest

Each of the Portfolio Managers is also responsible for managing other accounts in addition to the Fund, including other accounts of the Adviser or its affiliates. Other accounts may include other investment companies registered under the 1940 Act, unregistered investment companies that rely on Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, separately managed accounts, foreign investment companies and accounts or investments owned by the Adviser or its affiliates or the Portfolio Managers. Management of other accounts in addition to the Fund can present certain conflicts of interest, as described below.

From time to time, potential conflicts of interest may arise between a Portfolio Manager’s management of the investments of the Fund, on the one hand, and the management of other accounts, on the other. The other accounts might have similar or different investment objectives or strategies as the Fund, or otherwise hold, purchase or sell securities that are eligible to be held, purchased or sold by the Fund or may take positions that are opposite in direction from those taken by the Fund.

As a fiduciary, the Adviser owes a duty of loyalty to its clients and must treat each client fairly. The Adviser and the Fund have adopted compliance policies and procedures that are designed to avoid, mitigate, monitor and oversee areas that could present potential conflicts of interest.

Allocation of Limited Time and Attention. A Portfolio Manager who is responsible for managing multiple accounts may devote unequal time and attention to the management of those accounts. As a result, the Portfolio

Manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the accounts as might be the case if he or she were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by a particular Portfolio Manager have different investment strategies.

Allocation of Investment Opportunities. A conflict of interest arises as a result of the Adviser’s management of a number of accounts with similar or different investment strategies. When the Adviser purchases or sells securities for more than one account, the trades must be allocated in a manner consistent with its fiduciary duties. The Adviser attempts to allocate investments in a fair and equitable manner over time among client accounts, with no account receiving preferential treatment over time. To this end, the Adviser has adopted policies and procedures that are intended to provide the Adviser with flexibility to allocate investments in a manner that is consistent with its fiduciary duty. There is no guarantee, however, that the policies and procedures adopted by the Adviser will be able to detect and/or prevent every situation in which an actual or potential conflict may appear.

An investment opportunity may be suitable for both the Fund and other accounts, but may not be available in sufficient quantities for both the Fund and the other accounts to participate fully. If a Portfolio Manager identifies a limited investment opportunity that may be suitable for multiple accounts, the opportunity may be allocated among these several accounts; as a result of these allocations, there may be instances in which the Fund will not participate in a transaction that is allocated among other accounts or the Fund may not be allocated the full amount of an investment opportunity. Similarly, there may be limited opportunity to sell an investment held by the Fund and another account. In addition, different account guidelines and/or differences within particular investment strategies may lead to the use of different investment practices for accounts with a similar investment strategy. Whenever decisions are made to buy or sell securities by the Fund and one or more of the other accounts simultaneously, the Adviser may aggregate the purchases and sales of the securities. The Adviser will not necessarily purchase or sell the same securities at the same time, in the same direction or in the same proportionate amounts for all eligible accounts, particularly if different accounts have different amounts of capital under management by the Adviser, different amounts of investable cash available, different strategies or different risk tolerances. As a result, although the Adviser may manage different accounts with similar or identical investment objectives, or may manage accounts with different objectives that trade in the same securities, the portfolio decisions relating to these accounts, and the performance resulting from such decisions, may differ from account to account, and the trade allocation and aggregation and other policies and procedures of the Fund or the Adviser could have a detrimental effect on the price or amount of the securities available to the Fund from time to time.

As a result of regulations governing the ability of certain clients of the Adviser to invest side-by-side, it is possible that the Fund may not be permitted to participate in an investment opportunity at the same time as another fund or another account managed by the Adviser. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. The decision as to which accounts may participate in any particular investment opportunity will take into account applicable law and the suitability of the investment opportunity for, and the strategy of, the applicable accounts. It is possible that the Fund may be prevented from participating due to such investment opportunity being more appropriate, in the discretion of the Adviser, for another account.

Conflicts of Interest Among Strategies. At times, a Portfolio Manager may determine that an investment opportunity may be appropriate for only some of the accounts for which he or she exercises investment responsibility, or may decide that certain of the accounts should take differing positions with respect to a particular security. In these cases, the Portfolio Manager may place separate transactions for one or more accounts, which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other accounts. Similarly, the Adviser or its affiliates may take positions in accounts or investments owned by them that are different from those taken by one or more client accounts. Conflicts may also arise in cases when accounts invest in different parts of an issuer’s capital structure, including circumstances in which one or more accounts own private securities or obligations of an issuer and other accounts may own public securities of the same issuer. Actions by investors in one part of the capital structure could disadvantage investors in another part of the capital structure. In addition, purchases or sales of the same investment may be made for two or more accounts on the same date. There can be no assurance that an account will not receive less (or more) of a certain investment than it would otherwise receive if this conflict of interest among accounts did not exist. In effecting transactions, it may not be possible, or consistent with the investment objectives of accounts, to purchase or sell securities at the same time or at the same prices.

Selection of Service Providers. Stone Ridge may be able to select or influence the selection of service providers to clients, including the brokers and dealers that are used to execute securities transactions for the accounts that they supervise. In addition to executing trades, some brokers and dealers may provide Stone Ridge with brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), which may result in the payment of higher brokerage fees than might have otherwise been available. These services may be more beneficial to certain accounts than to others. In addition, Stone Ridge has received and may receive loans or other services from service providers to clients. Although such services are negotiated at arm’s length, they pose conflicts of interest to Stone Ridge in selecting such service providers.

Related Business Opportunities. The Adviser or its affiliates may provide more services (such as distribution or recordkeeping) for some types of accounts than for others. In such cases, a Portfolio Manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of accounts that provide greater overall returns to the Adviser and its affiliates. Capital that the Fund invests in issuers of reinsurance-related securities may be invested by that issuer in strategies managed by the Adviser, and the Adviser may earn a management fee in connection with managing those strategies. To the extent that the Adviser knows that the issuer has the ability to invest capital from the Fund in strategies managed by the Adviser, this creates an incentive for the Adviser to invest the Fund’s assets in such securities. In addition, insurance and reinsurance companies that are counterparties to issuers of insurance-linked securities in which the Fund invests invest in other funds or accounts managed by the Adviser, which could create an incentive for the Adviser to invest the Fund’s assets in such securities.

Broad and Wide-Ranging Activities. The Adviser and its related parties engage in a broad spectrum of activities and may expand the range of services that they provide over time. The Adviser and its related parties will generally not be restricted in the scope of their business or in the performance of any such services (whether now offered or undertaken in the future), even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. In the ordinary course of their business activities with third-party service providers, lenders and/or counterparties, the Adviser and its related parties may engage in activities where the interests of the Adviser and its related parties or the interests of their clients conflict with the interests of the shareholders of the Fund.

Variation in Compensation. A conflict of interest arises where the financial or other benefits available to the Adviser differ among the accounts that it manages. The structure of the Adviser’s management fee differs among accounts (such as where certain accounts pay higher management fees or a performance or incentive fee), which means the Adviser might be motivated to help certain accounts over others. In addition, a Portfolio Manager or the Adviser might be motivated to favor accounts in which such Portfolio Manager has an interest or in which the Adviser and/or its affiliates have interests. Similarly, the desire to maintain or raise assets under management or to enhance the Adviser’s performance record or to derive other rewards, financial or otherwise, could influence the Adviser to lend preferential treatment to those accounts that could most significantly benefit the Adviser.

Investments in the Fund by the Adviser. The Adviser or its affiliates purchase shares from time to time, and may hold a material position in the Fund. The Adviser or its affiliates face conflicting interests in determining whether, when and in what amount to tender shares for repurchase in connection with periodic repurchase offers by the Fund. If the Adviser or its affiliate tenders a significant amount of shares in connection with a periodic repurchase offer, this could cause the repurchase offer to be oversubscribed and shareholders participating in the repurchase offer (including the Adviser or its affiliate) would only be able to have a portion of their shares repurchased. In such a case, the Adviser or its affiliate would be subject to the resulting proration of tendered amounts on a pari passu basis with all other tendering investors. Other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of Investment in the Fund—Repurchase Offers Risk” in the Prospectus.

Investments by Adviser or Related Entities. The Adviser or a related entity may invest in entities that may provide financial or other services for the Fund.

Portfolio Manager Compensation

Portfolio Managers receive a base salary and may also receive a bonus. Compensation of a Portfolio Manager is determined at the discretion of the Adviser and may be deferred. It may be based on a number of factors including the Portfolio Manager’s experience, responsibilities, the perception of the quality of his or her work efforts and the consistency with which he or she demonstrates kindness to other employees, trading counterparties, vendors and clients. As a firm focused on beta, the compensation of Portfolio Managers is not based upon the performance of client accounts that the Portfolio Managers manage. The Adviser reviews the compensation of each Portfolio Manager at least annually.

Portfolio Manager Securities Ownership

As of October 31, 2019, the Portfolio Managers beneficially owned the following shares of the Fund:

Portfolio Manager	Dollar Range of Shares Beneficially Owned
Alexander Nyren	None
Benjamin Robbins	None

Principal Underwriter

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, Colorado 80203 (the “Distributor”), is the principal underwriter and distributor of shares of the Fund. The Distributor acts as the distributor of shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distributor’s contract with the Fund. The Distributor is not obligated to sell any specific amount of shares of the Fund. The Distributor will also act as agent for the Fund in connection with repurchases of shares.

Distribution and Servicing Plan

As described in the Prospectus, the Fund has adopted a distribution and servicing plan (the “Distribution and Servicing Plan”) for its shares. The Distribution and Servicing Plan was approved by the Board, including a majority of the Trustees who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operations of the Distribution and Servicing Plan or the distribution agreement with the Distributor. The Distribution and Servicing Plan may benefit the Fund by providing additional ongoing shareholder services to Fund shareholders.

The Fund incurred no fees pursuant to the Distribution and Servicing Plan during the fiscal year ended October 31, 2019 because the Fund had not yet commenced investment operations.

The Distribution and Servicing Plan may be terminated by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Fund, to the extent so required. The Distribution and Servicing Plan may be amended by a vote of the Board, including a majority of the Independent Trustees, cast in person at a meeting called for that purpose, to the extent so required. The Board reviews quarterly a written report detailing the costs that have been incurred.

No Independent Trustee has any direct or indirect financial interest in the operation of the Distribution and Servicing Plan. Except as disclosed in the Prospectus, no interested person of the Fund has any direct or indirect financial interest in the operation of the Distribution and Servicing Plan except to the extent that the Distributor, the Adviser or certain of their employees may be deemed to have such an interest as a result of benefits derived from the successful operation of the Distribution and Servicing Plan.

Other Service Providers

Administrator. The Trust has entered into an administration agreement with U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (the “Administrator”) pursuant to which the Administrator provides administrative services to the Fund. The Administrator is responsible for (i) the general administrative duties associated with the day-to-day operations of the Fund; (ii) conducting relations with the custodian, independent registered public accounting firm, legal counsel and other service providers; (iii) providing regulatory reporting; and (iv) providing necessary office space, equipment, personnel, compensation and facilities for handling the affairs of the Fund. In performing its duties and obligations under the Administration Agreement, the Administrator shall not be held liable except for a loss arising out of the Administrator’s refusal or failure to comply with the terms of the Administration Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under the Administration Agreement.

U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, also serves as fund accountant to the Fund under a separate agreement with the Trust and is responsible for calculating the Fund’s total NAV, total net income and NAV per share of the Fund on a daily basis.

The Fund paid no administration and fund accounting fees to the Administrator during the most recent three fiscal years ended October 31 because the Fund had not yet commenced investment operations.

Servicing Agent. As described in the Prospectus, the Fund has entered into a Services Agreement with the Adviser pursuant to which the Fund has appointed the Adviser as servicing agent.

The Fund incurred no services fees pursuant to the Services Agreement during the most recent three fiscal years ended October 31 because the Fund had not yet commenced investment operations.

Transfer Agent/Dividend Disbursing Agent. U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services (the “Transfer Agent”) is the transfer agent for the Fund’s shares and the dividend disbursing agent for payment of dividends and distributions on Fund shares. The principal business address of the Transfer Agent is 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Custodian. U.S. Bank NA (the “Custodian”), located at 1555 N. Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212, serves as the custodian for the Fund. As such, the Custodian holds in safekeeping certificated securities and cash belonging to the Fund and, in such capacity, is the registered owner of securities in book-entry form belonging to the Fund. Upon instruction, the Custodian receives and delivers cash and securities of the Fund in connection with Fund transactions and collects all dividends and other distributions made with respect to portfolio securities of the Fund. The Custodian also maintains certain accounts and records of the Fund.

Independent Registered Public Accounting Firm. Ernst & Young LLP serves as the Fund’s independent registered public accountant. Ernst & Young LLP provides audit services and assistance and consultation in connection with the review of Commission filings and certain tax compliance services. Ernst & Young LLP is located at 220 South 6th Street, Minneapolis, Minnesota 55402.

Counsel. Ropes & Gray LLP serves as counsel to the Fund, and is located at 800 Boylston Street, Boston, Massachusetts 02199.

PURCHASE AND REPURCHASE OF SHARES

The Fund currently offers one class of shares. The Declaration of Trust authorizes the issuance of an unlimited number of shares. The Trustees of the Fund have authority under the Declaration of Trust to create and classify shares into separate series and to classify and reclassify any series of shares into one or more classes without further action by shareholders. The Trustees of the Fund may designate additional series and classes in the future from time to time.

The shares will be issued with a par value of $0.01 per share. All shares of the Fund have equal rights as to the payment of dividends and the distribution of assets upon liquidation of the Fund. The shares will, when issued, be fully paid and non-assessable by the Fund and will have no preemptive or conversion rights to cumulative voting.

The shares are designed primarily for long-term investors, and investors in the shares should not view the Fund as a vehicle for short-term trading purposes.

Unlike most closed-end funds, the Fund expects to continuously offer its shares. The Fund’s shares will not be listed on any securities exchange and will not be publicly traded. Thus, there is no secondary market for the Fund’s shares and the Fund expects that no secondary market will develop. In order to provide liquidity to shareholders, the Fund has determined that, twelve months after the commencement of investment operations and quarterly thereafter, it will make offers to repurchase a portion of the Fund’s outstanding shares at NAV subject to approval of the Fund’s board of trustees (the “Board”) and in all cases such repurchase offers will be for at least 5% and not more than 25%, of its outstanding shares at NAV. It is also possible that a Repurchase Offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. After a catastrophic insured loss event, particularly in the U.S., the reinsurance industry will have to pay out a significant amount of capital and will, therefore, have less capital available to underwrite risks in the immediately following years. Having access to stable, long-term capital, especially after a catastrophically large loss, is a key concern for reinsurers and, therefore, a potential opportunity for investors. The Fund is intended to serve as a vehicle to allow investors to maintain or grow their exposure to the reinsurance asset class at such time. In order to take advantage of potential post-event opportunities for investors, the Fund does not anticipate that it will begin selling shares or accepting offers to purchase shares (“commencement of investment operations”) unless and until the Reinsurance Interval Fund experiences a material drawdown. Such a loss is likely to be due to U.S. event(s), but may also result from events outside the U.S. Upon commencement of investment operations, the Fund intends to offer the shares in a continuous offering of its shares at net asset value, plus the applicable sales charge. There can be no assurance that the Fund will offer its shares on a continuous basis, or if so offered, that it will do so indefinitely. Approximately 9 months after the Fund commences investment operations, the Fund’s Adviser is expected to recommend to the Fund’s Board that the Fund be reorganized with and into the Reinsurance Interval Fund effective as of the 1 year anniversary of the Fund’s commencement of investment operations (the “Reorganization”). The Reorganization would be effectuated at the discretion of the Board and is not expected to require shareholder approval. Until the Reorganization or, if the Reorganization is not consummated, until the first repurchase offer, investors will be unable to sell their shares. The Board will endeavor to consummate the Reorganization at a time that allows investors an opportunity to participate in a repurchase offer shortly thereafter, but it is possible that the next repurchase offer in the Reinsurance Interval Fund may be up to approximately four months after the Reorganization. For example, if the Fund consummated the Reorganization immediately after the Reinsurance Interval Fund sent repurchase request notifications to its shareholders in the middle of October of a given year, an investor would be entitled to participate in the following repurchase offer, for which the Reinsurance Interval Fund would send repurchase request notifications in the end of January of the following year.

The Repurchase Request Deadline will ordinarily be the same date as the Repurchase Pricing Date.

The Fund reserves the right to reject any purchase order application that conflicts with the Fund’s internal policies or the policies of any regulatory authority. All checks must be in U.S. Dollars drawn on a domestic bank (i.e., a bank with a branch in the U.S.). The Fund will not accept payment in cash or money orders. The Fund does not accept postdated checks or any conditional order or payment. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares.

If you elect to receive distributions and/or dividends by check and the post office cannot deliver the check, or if the check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in your Fund account at the then current NAV per share and to reinvest all subsequent distributions in shares of the Fund.

Information provided on the account application may be used by the Fund to verify the accuracy of the information or for background or financial history purposes. A joint account will be administered as a joint tenancy with right of survivorship, unless the joint owners notify the Transfer Agent of a different intent. A shareholder’s account is governed by the laws of the State of Delaware. For telephone transactions, the Transfer Agent will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, the Transfer Agent is not responsible for any loss that may occur to any account due to an unauthorized telephone call. Also for your protection telephone repurchases are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can be mailed to the address of record or sent via wire or ACH to the bank of record pre-established on the account.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Investment Decisions and Portfolio Transactions. Investment decisions for the Fund and the Reinsurance Interval Fund are made with a view to achieving its investment objective. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved (including the Fund and the Reinsurance Interval Fund). Some securities considered for investment by the Fund or the Reinsurance Interval Fund also may be appropriate for other accounts managed by the Adviser. Thus, a particular security may be bought or sold for certain accounts even though it could have been bought or sold for other accounts at the same time. If a purchase or sale of securities consistent with the investment policies of the Fund or the Reinsurance Interval Fund and one or more of these other accounts is considered at or about the same time, transactions in such securities will generally be allocated among the Fund or the Reinsurance Interval Fund, as applicable, and other accounts in the manner described above under “Potential Conflicts of Interest – Allocation of Investment Opportunities” and “ – Conflicts of Interest Among Strategies” above. When the Adviser determines that an investment opportunity is appropriate for the Fund or the Reinsurance Interval Fund and one or more other accounts, the Adviser will generally execute transactions for the Fund and the Reinsurance Interval Fund on an aggregated basis with the other accounts when the Adviser believes that to do so will allow it to obtain best execution and to negotiate more favorable commission rates or other transaction costs that might have otherwise been paid had such orders been placed independently. Aggregation, or “bunching,” describes a procedure whereby an investment adviser combines the orders of two or more clients into a single order for the purpose of obtaining better prices and lower execution costs.

Brokerage and Research Services. There is generally no stated commission in the case of securities traded on a principal basis in the over-the-counter markets, but the price paid by the Fund and the Reinsurance Interval Fund usually includes an undisclosed dealer commission or markup. In underwritten offerings, the price paid by the Fund and the Reinsurance Interval Fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. Transactions on U.S. stock exchanges and other agency transactions involve the payment by the Fund or the Reinsurance Interval Fund of negotiated brokerage commissions. Such commissions vary among different brokers. Also, a particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in non-U.S. securities generally involve the payment of fixed brokerage commissions, which are generally higher than those in the United States. The purchase by the Fund or the Reinsurance Interval Fund of participations or assignments may be pursuant to privately negotiated transactions pursuant to which the Fund or the Reinsurance Interval Fund may be required to pay fees to the seller or forego a portion of payments in respect of the participation agreement.

The Adviser places orders for the purchase and sale of portfolio securities, options and futures contracts and buys and sells such securities, options and futures for the Fund or the Reinsurance Interval Fund through multiple brokers and dealers. The Adviser will place trades for execution only with approved brokers or dealers. In effecting such purchases and sales, the Adviser seeks the most favorable price and execution of the Fund’s and the Reinsurance Interval Fund’s orders. In doing so, the Fund and the Reinsurance Interval Fund may pay higher commissions than the lowest available when the Adviser believes it is reasonable to do so. In seeking the most favorable price and execution, the Adviser, having in mind the Fund’s and the Reinsurance Interval Fund’s best interests, considers all factors it deems relevant, including, price, the size of the transaction, the nature of the market for the security, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in that or other transactions.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive research and brokerage products and services (together, “research and brokerage services”) from broker-dealers which execute portfolio transactions for the clients of such advisers. Consistent with this practice, the Adviser may receive research and brokerage services from broker-dealers with which the Adviser places the Fund’s and the Reinsurance Interval Fund’s portfolio transactions. These research and brokerage services, which in some cases also may be purchased for cash, may include, among other things, such items as general economic and security market reviews, industry and company reviews, evaluations of securities, recommendations as to the purchase and sale of securities and services related to the execution of securities transactions. The advisory fees paid by the Fund and the Reinsurance Interval Fund are not reduced because the Adviser receives such research and brokerage services even though the receipt of such research and brokerage services relieves the Adviser from expenses it might otherwise bear. Research and brokerage services provided by broker-dealers chosen by the Adviser to place the Fund’s and the Reinsurance Interval Fund’s portfolio transactions may be useful to the Adviser in providing services to the Adviser’s other clients, although not all of these research and brokerage services may be necessarily useful and of value to the Adviser in managing the Fund and the Reinsurance Interval Fund. Conversely, research and brokerage services provided to the Adviser by broker-dealers in connection with trades executed on behalf of other clients of the Adviser may be useful to the Adviser in managing the Fund and the Reinsurance Interval Fund, although not all of these research and brokerage services may be necessarily useful and of value to the Adviser in managing such other clients. To the extent the Adviser uses such research and brokerage services, it will use them for the benefit of all clients, to the extent reasonably practicable. Currently, the Adviser does not direct portfolio transactions for the Fund to a particular broker-dealer because the broker dealer provides soft dollar benefits to the Adviser.

In reliance on the “safe harbor” provided by Section 28(e) of the Exchange Act, the Adviser may cause the Fund or the Reinsurance Interval Fund to pay a broker-dealer which provides “brokerage and research services” (as defined for purposes of Section 28(e)) to the Adviser an amount of commission for effecting a securities transaction for the Fund or the Reinsurance Interval Fund in excess of the commission which another broker-dealer would have charged for effecting that transaction if the Adviser makes a good faith determination that the commissions are reasonable in relation to the value of brokerage and research services provided, viewed in terms of either a particular transaction or the Adviser’s overall responsibilities to all discretionary accounts.

The Adviser may place orders for the purchase and sale of exchange-listed portfolio securities with a broker-dealer that is an affiliate of the Adviser where, in the judgment of the Adviser, such firm will be able to obtain a price and execution at least as favorable as other qualified broker-dealers. Pursuant to rules of the Commission, a broker-dealer that is an affiliate of the Adviser may receive and retain compensation for effecting portfolio transactions for the Fund or the Reinsurance Interval Fund on a securities exchange if the commissions paid to such an affiliated broker-dealer by the Fund or the Reinsurance Interval Fund on exchange transactions do not exceed “usual and customary brokerage commissions.” The rules define “usual and customary” commissions to include amounts which are “reasonable and fair compared to the commission, fee or other remuneration received or to be received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time.”

Regular Broker Dealers. The Fund is required to identify the securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies held by the Fund as of the close of its most recent fiscal year and state the value of such holdings. As of October 31, 2019, the Fund did not hold any securities of its regular brokers or dealers or their parent companies because the Fund had not yet commenced investment operations.

Brokerage Commissions. For the three most recent fiscal years ended October  31, there were no aggregate brokerage commissions because the Fund had not yet commenced investment operations.

TAX STATUS

The following discussion of U.S. federal income tax consequences of investment in the Fund is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and other applicable authority, as of the date of the preparation of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in the Fund and does not address all aspects of taxation that may apply to shareholders or to particular shareholders. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of federal, state, local or non-U.S. tax laws.

The Fund invests all or substantially all of its assets in the Reinsurance Interval Fund, and so all or substantially all of the Fund’s income will be as a result of distributions or deemed distributions from the Reinsurance Interval Fund. Therefore, as applicable, references to the U.S. federal income tax treatment of the Fund, including to the assets owned, income earned by or decisions made by or on behalf of the Fund, will be to or will include the Reinsurance Interval Fund, and, as applicable, the assets owned, income earned by or decisions made by or on behalf of the Reinsurance Interval Fund.

Taxation of the Fund

The Fund currently intends to elect to be treated and currently intends to qualify and be treated as a regulated investment company under Subchapter M of Chapter 1 of the Code (a “RIC”). In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund generally must, among other things:

(a)

derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below);

(b)

diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and

(c)

distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above. In addition, if the Fund were to own 20% or more of the voting interests of the Reinsurance Interval Fund, subject to certain exceptions, the Fund would be required to “look through” the Reinsurance Interval Fund to its holdings and combine the appropriate percentage of the Reinsurance Interval Fund’s assets with the Fund’s assets for purposes of satisfying the 25% diversification test described in (b)(ii) above.

Gains from foreign currencies (including foreign currency options, foreign currency swaps, foreign currency futures and foreign currency forward contracts) currently constitute qualifying income for purposes of the 90% gross income test, described in (a) above. However, the Treasury Department has the authority to issue regulations (possibly with retroactive effect) excluding from the definition of “qualifying income” the Fund’s foreign currency gains to the extent that such income is not directly related to the Fund’s principal business of investing in stock or securities.

Whether the Fund meets the asset diversification test described above will depend on whether the Reinsurance Interval Fund qualifies as a regulated investment company. If the Reinsurance Interval Fund were to fail to meet the income, diversification or distribution test and were ineligible to or otherwise were not to cure such failure, the Fund would as a result itself fail to meet the asset diversification test and would likely be unable to cure such failure.

The Reinsurance Interval Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company. The tax treatment of certain of the Reinsurance Interval Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in law might affect the Reinsurance Interval Fund’s and, in turn, the Fund’s ability to qualify for such treatment.

The Reinsurance Interval Fund invests in one or more Subsidiaries that are treated as disregarded entities for U.S. federal income tax purposes (each a “Disregarded Subsidiary”). In the case of a Disregarded Subsidiary, for U.S. federal income tax purposes (i) the Reinsurance Interval Fund is treated as owning the Disregarded Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the Disregarded Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Reinsurance Interval Fund; and (iii) any distributions the Reinsurance Interval Fund receives from the Disregarded Subsidiary will have no effect on the Reinsurance Interval Fund’s U.S. federal income tax liability.

Many or most of the foreign issuers in which the Reinsurance Interval Fund invests are controlled foreign corporations for U.S. federal income tax purposes. Under recently finalized regulations, subpart F inclusions from investments in CFCs will constitute “qualifying income” for the purposes of the 90% gross income requirement to the extent it is either (i) timely and currently repatriated or (ii) derived with respect to the

Reinsurance Interval Fund’s business of investing in stock, securities or currencies. The Reinsurance Interval Fund invests in one or more Subsidiaries that are treated as controlled foreign corporations for U.S. federal income tax purposes (each a “Corporate Subsidiary”). In addition, one or more Disregarded Subsidiaries invest in and control, and thus for U.S. federal income tax purposes the Reinsurance Interval Fund is treated as investing directly in and controlling, an entity treated as a controlled foreign corporation for U.S. federal income tax purposes (any such entity, an “Underlying CFC”). Any Corporate Subsidiary and any Underlying CFC will take steps to ensure that income recognized by the Reinsurance Interval Fund in respect of the Corporate Subsidiaries or Underlying CFCs, respectively, will be qualifying income.

If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund generally will not be subject to U.S. federal income tax on income distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below).

If the Fund or Reinsurance Interval Fund and as a result the Fund were to fail to meet the income, diversification or distribution tests described above, the Fund or Reinsurance Interval Fund, as the case may be, could in some cases cure such failure, including by paying an entity-level tax, paying interest, making additional distributions or disposing of certain assets. If the Fund or Reinsurance Interval Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund or Reinsurance Interval Fund and as a result the Fund were otherwise to fail to qualify as a regulated investment company accorded special tax treatment for such year, the Fund or Reinsurance Interval Fund and the Fund, as the case may be, would be a “C corporation” and, as such, would be subject to entity-level tax at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions could be eligible for the dividends-received deduction in the case of corporate shareholders (including in the case of distributions to the Fund as a shareholder in Reinsurance Interval Fund) and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s shares (as described below). In addition, the Fund or Reinsurance Interval Fund and the Fund, as the case may be, could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a regulated investment company that is accorded special tax treatment.

The Fund currently intends to distribute to its shareholders at least annually substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), any net tax-exempt income and any net capital gains. Investment company taxable income that is retained by the Fund will be subject to tax at regular corporate rates. The Fund may also retain for investment its net capital gain. If the Fund retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the Fund’s taxable year to its shareholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on properly-filed U.S. tax returns to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend, its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31, or if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

If the Fund fails to distribute in a calendar year an amount at least equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such year, plus any retained amount for the prior year, the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts. For these purposes, ordinary gains and losses from the sale, exchange or other taxable disposition of property that would be properly taken into account after October 31 are treated as arising on January 1 of the following calendar year. For purposes of the excise tax, the Fund will be treated as having distributed any amount on which it has been subject to corporate income tax in the taxable year ending within the calendar year. A dividend paid to shareholders in January of a year generally is deemed to have been paid on December 31 of the preceding year, if the dividend is declared and payable to shareholders of record on a date in October, November or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to do so.

Fund Distributions

Shareholders subject to U.S. federal income tax will be subject to tax on dividends received from the Fund, regardless of whether received in cash or reinvested in additional shares. Such distributions generally will be taxable to shareholders in the calendar year in which the distributions are received, except that a dividend declared and payable to shareholders of record in October, November or December and paid to shareholders the following January generally is deemed to have been paid by the Fund on the preceding December 31. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.

For U.S. federal income tax purposes, distributions of investment income generally are taxable to shareholders as ordinary income. Taxes to shareholders on distributions of capital gains are determined by how long the Fund owned (and is treated for U.S. federal income tax purposes as having owned) the investments that generated them, rather than how long a shareholder has owned his or her shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) generally will be taxable to shareholders as long-term capital gains, includible in net capital gain and taxed to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income, and shareholders will not be able to offset distributions of the Fund’s net short-term capital gains with capital losses that they recognize with respect to their other investments. As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to each shareholder early in the succeeding year.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s “current and accumulated earnings and profits” (generally, the net investment income and net capital gains of the Fund with respect to that year), in which case the excess generally will be treated as a return of capital, which will be tax-free to the holders of the shares, up to the amount of the shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years without expiration to offset capital gains, if any realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund must apply such carryforwards first against gains of the same character. The Fund’s available capital loss carryforwards, if any, will be set forth in its annual shareholder report for each fiscal year.

“Qualified dividend income” received by an individual will be taxed at the rates applicable to net capital gain. In order for some portion of the dividends received by the Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s shares. In general, a dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date that is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a passive foreign investment company.

In general, distributions of investment income reported by the Fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual, provided both the shareholder and the Fund meet the holding period and other requirements described above.

If the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund’s dividends (other than Capital Gain Dividends) will be eligible to be treated as qualified dividend income. It is unclear whether or to what extent distributions from the Fund will constitute qualified dividend income. For information regarding qualified dividend income received by the Fund from the Reinsurance Interval Fund, see “Investment in the Reinsurance Interval Fund” below.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a dividend eligible for the dividends-received deduction (1) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock) or (2) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends-received deduction may otherwise be disallowed or reduced (1) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund or (2) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)). It is unclear whether or to what extent distributions from the Fund will qualify for the dividends received deduction. For information regarding eligibility for the dividends-received deduction of dividends received by the Fund from the Reinsurance Interval Fund, see “Investment in the Reinsurance Interval Fund” below.

Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, repurchase or exchange of Fund shares. Shareholders are advised to consult their tax advisers regarding the possible implications of this additional tax on their investment in the Fund.

Dividends and distributions on shares of the Fund are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains (“current and accumulated earnings and profits”), even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the net asset value of the Fund reflects either unrealized gains, or realized undistributed income or gains, that were therefore included in the price the shareholder paid. The Fund may be required to distribute realized income or gains regardless of whether the Fund’s net asset value also reflects unrealized losses. Such distributions may reduce the fair market value of the Fund’s shares below the shareholder’s cost basis in those shares.

Sale, Exchange or Repurchase of Shares

The repurchase, sale or exchange of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shareholder has held the shares for more than 12 months. Otherwise the gain or loss will generally be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Shareholders who tender all of the shares they hold or are deemed to hold in response to a Repurchase Offer generally will be treated as having sold their shares and generally will recognize a capital gain or loss, as described in the preceding paragraph. However, if a shareholder tenders fewer than all of the shares it holds or is deemed to hold, such shareholder may be treated as having received a distribution under Section 301 of the Code (“Section 301 distribution”) unless the repurchase is treated as being either (i) “substantially disproportionate” with respect to such shareholder or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the shareholder’s tax basis in its Fund shares, and thereafter as capital gain. Where a shareholder whose shares are repurchased is treated as receiving a dividend, there is a risk that other shareholders of the Fund whose percentage interests in the Fund increase as a result of such repurchase will be treated as having received a taxable distribution from the Fund.

The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of a portion of its investment in the Reinsurance Interval Fund to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.

Investment in the Reinsurance Interval Fund

Because the Fund will invest all or substantially all of its assets in the Reinsurance Interval Fund, its distributable income and gains will normally consist entirely of distributions (or deemed distributions) from the Reinsurance Interval Fund and gains and losses on the disposition of shares of the Reinsurance Interval Fund. To the extent that the Reinsurance Interval Fund realizes net losses on its investments for a given taxable year, the Fund will not be able to benefit from those losses until and only to the extent that (i) the Reinsurance Interval Fund realizes gains that it can reduce by those losses, or (ii) the Fund is able to recognize its share of those losses when it disposes of shares of the Reinsurance Interval Fund in a transaction qualifying for sale or exchange treatment. Moreover, even when the Fund does make such a disposition, a portion of its loss may be recognized as a long-term capital loss, which will not be treated as favorably for U.S. federal income tax purposes as a short-term capital loss or an ordinary deduction. In particular, the Fund will not be able to offset any capital losses from its dispositions of the Reinsurance Interval Fund’s shares against its ordinary income (including distributions of any net short-term capital gains realized by the Reinsurance Interval Fund).

When the Reinsurance Interval Fund makes a tender offer for its shares, there is a risk that non-tendering shareholders in the Reinsurance Interval Fund, and other shareholders of the Reinsurance Interval Fund who tender some but not all of their shares therein or not all of whose shares therein are repurchased, in each case whose percentage interests in the Reinsurance Interval Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Reinsurance Interval Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming shares of the Reinsurance Interval Fund. As a result, there is a risk that the Fund may be treated as having received a taxable dividend from the Reinsurance Interval Fund in such instances. Dividend treatment of a tender by the Fund would affect the amount and character of income required to be distributed by both the Fund and the Reinsurance Interval Fund for the year in which the redemption occurred. It is possible that such a dividend would qualify as “qualified dividend income”; otherwise, it would be taxable as ordinary income.

If the Fund receives dividends from the Reinsurance Interval Fund, and the Reinsurance Interval Fund reports such dividends as “qualified dividend income,” then the Fund is permitted, in turn, to report a corresponding portion of its distributions as “qualified dividend income,” provided the Fund meets the holding period and other requirements with respect to shares of the Reinsurance Interval Fund.

If the Fund receives dividends from the Reinsurance Interval Fund, and the Reinsurance Interval Fund reports such dividends as eligible for the dividends-received deduction, then the Fund is permitted, in turn, to report a corresponding portion of its distributions as eligible for the dividends-received deduction, provided the Fund meets the holding period and other requirements with respect to shares of the Reinsurance Interval Fund.

Because the Fund will invest substantially all of its assets in the Reinsurance Interval Fund and provided that the Reinsurance Interval Fund qualifies as a regulated investment company, the Fund expects to qualify as a “qualified fund of funds” (a regulated investment company that invests at least 50% of its total assets in other regulated investment companies at the close of each quarter of its taxable year). If the Fund does so qualify, it will be eligible to elect to pass through to its shareholders any foreign income and other similar taxes paid by the Fund or, if the Reinsurance Interval Fund is eligible to elect and so elects to pass such taxes through to its shareholders, paid by the Reinsurance Interval Fund. However, even if the Fund or the Reinsurance Interval Fund qualifies to make the election for any year, it may determine not to do so. See “Foreign Taxation” below for more information.

Controlled Foreign Corporations

Many or most of the foreign issuers in which the Reinsurance Interval Fund invests are controlled foreign corporations (“CFCs”) for U.S. federal income tax purposes. A U.S. person who owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock of a foreign corporation or

10% or more of the total value of shares of all classes of stock of a foreign corporation is a “U.S. Shareholder” of such foreign corporation for purposes of the CFC provisions of the Code. If the Reinsurance Interval Fund is a “U.S. Shareholder” of a CFC, it will generally be required to include in gross income for U.S. federal income tax purposes for each taxable year of the Reinsurance Interval Fund its pro rata share of the CFC’s “subpart F income” (defined below) for the CFC’s taxable year ending within the Fund’s taxable year whether or not such income is distributed by the CFC. “Subpart F income” generally includes interest, original issue discount, dividends, net gains from the disposition of stocks or securities, receipts with respect to securities loans, net gains from transactions (including futures, forward and similar transactions) in commodities, net payments received with respect to equity swaps and similar derivatives and certain income attributable to issuing (or reinsuring) of an insurance or annuity contract that Section 953(a)(1) of the Code defines as “insurance income.” Subpart F income is treated as ordinary income and is included in net investment income, regardless of the character of the CFC’s underlying income. Net losses incurred by a CFC during a tax year do not flow through to the Reinsurance Interval Fund and thus will not be available to offset income or capital gain generated from the Reinsurance Interval Fund’s other investments. In addition, net losses incurred by a CFC during a tax year generally cannot be carried forward by the CFC to offset gains realized by it in subsequent tax years. The Reinsurance Interval Fund’s recognition of any subpart F income from an investment in a CFC will increase its tax basis in such CFC. Distributions by the CFC to the Reinsurance Interval Fund will be tax-free, to the extent of the CFC’s previously undistributed subpart F income, and will correspondingly reduce the Reinsurance Interval Fund’s tax basis in the CFC, and any distributions in excess of the Reinsurance Interval Fund’s tax basis in such CFC will be treated as realized gain. To the extent the Reinsurance Interval Fund recognizes subpart F income in excess of actual cash distributions from a CFC, the Reinsurance Interval Fund may be required to borrow money or sell assets (including when it is not advantageous to do so) to generate the cash necessary to distribute as dividends to its shareholders all of its income and gains and therefore to eliminate any tax liability at the entity level.

Generally, a foreign corporation is a CFC if, on any day of its taxable year, more than 50% of the voting power or value of its stock is owned (directly, indirectly or constructively) by U.S. Shareholders. For purposes of taking into account subpart F income of a foreign corporation that is insurance income (as defined above), the foreign corporation is a CFC if, on any day of its taxable year, more than 25% of the voting power or value of its stock is owned (directly, indirectly, or constructively) by U.S. Shareholders and the gross amount of premiums or other consideration in respect of the reinsurance or the issuing of insurance or annuity contracts described in Section 953(a)(1) of the Code exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks.

One or more Corporate Subsidiaries, and Underlying CFCs, will be a CFC and the Reinsurance Interval Fund will be a U.S. Shareholder thereof. Therefore, the rules described in the two preceding paragraphs will apply to the Reinsurance Interval Fund’s investment in any such Corporate Subsidiary and any such Underlying CFC. A foreign corporation such as a Corporate Subsidiary or an Underlying CFC generally will not be subject to U.S. taxation unless it is treated as engaged in a U.S. trade or business. Each such Corporate Subsidiary or Underlying CFC expects to operate in a manner such that it is not so treated; if it were, such Corporate Subsidiary or Underlying CFC, as the case may be, would be subject to U.S. federal income tax on a net basis at the corporate rate and would be subject to an additional branch profits tax, thus reducing the yield of the Reinsurance Interval Fund’s investment in such Corporate Subsidiary or Underlying CFC, as the case may be.

In general, in order to qualify as a RIC, the Reinsurance Interval Fund must, among other things, derive at least 90% of its gross income from certain specified sources (“qualifying income”). Under recently finalized regulations, subpart F inclusions from investments in CFCs will constitute “qualifying income” for the purposes of the 90% gross income requirement to the extent it is either (i) timely and currently repatriated or (ii) derived with respect to the Reinsurance Interval Fund’s business of investing in stock, securities or currencies. The Reinsurance Interval Fund will seek to ensure that subpart F income included in the Reinsurance Interval Fund’s gross income by virtue of its investments in one or more Corporate Subsidiaries and Underlying CFCs is qualifying income, including by ensuring that any Corporate Subsidiary and Underlying CFC distributes to the

Reinsurance Interval Fund an amount equal to such Corporate Subsidiary’s or Underlying CFC’s subpart F income by the end of the Corporate Subsidiary’s or Underlying CFC’s taxable year.

Passive Foreign Investment Companies

A passive foreign investment company (“PFIC”) is any foreign corporation: (i) 75% or more of the gross income of which for the taxable year is passive income, or (ii) the average percentage of the assets of which (generally by value, but by adjusted tax basis in certain cases) that produce or are held for the production of passive income is at least 50%. Generally, passive income for this purpose means dividends, interest (including income equivalent to interest), royalties, rents, annuities, the excess of gains over losses from certain property transactions and commodities transactions and foreign currency gains. Passive income for this purpose does not include rents and royalties received by the foreign corporation from active business and certain income received from related persons. A foreign corporation in which the Reinsurance Interval Fund invests, including a foreign issuer of event-linked bonds, will not be treated as a PFIC with respect to the Reinsurance Interval Fund if such corporation is a CFC (as defined herein) and the Reinsurance Interval Fund is a U.S. Shareholder (as defined herein) thereof.

Equity investments by the Reinsurance Interval Fund in PFICs could potentially subject the Reinsurance Interval Fund to a U.S. federal income tax or other charge (including interest charges) on the distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Reinsurance Interval Fund shareholders. However, the Reinsurance Interval Fund may elect to avoid the imposition of that tax. For example, if the Reinsurance Interval Fund is in a position to and elects to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), the Reinsurance Interval Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. Alternatively, the Reinsurance Interval Fund may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Reinsurance Interval Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Reinsurance Interval Fund to avoid taxation. Making either of these elections therefore may require the Reinsurance Interval Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Reinsurance Interval Fund’s total return. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”

It is not always possible to identify a foreign corporation as a PFIC, and the Reinsurance Interval Fund may therefore incur the tax and interest charges described above in some instances.

Foreign Taxation

Income and proceeds received from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the Reinsurance Interval Fund’s assets at the close of the taxable year consist of the securities of foreign corporations, the Reinsurance Interval Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Reinsurance Interval Fund to foreign countries in respect of foreign securities that the Reinsurance Interval Fund has held for at least the minimum period specified in the Code. For this purpose, “securities of foreign corporations” generally includes securities of foreign governments. In such cases, shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by the Reinsurance Interval Fund. Provided the Fund is a qualified fund of funds, it also may elect to pass through to its shareholders foreign taxes it has paid or foreign taxes passed through to it by the Reinsurance Interval Fund. Even if the Fund or the Reinsurance Interval Fund were eligible to make such an election for a given year, it may determine not to do so. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of such foreign taxes is subject to certain limitations imposed by the Code, which may result in the shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. For example, shareholders who do not itemize on their U.S. federal income tax returns may claim a credit but not a deduction for such foreign taxes. In addition, shareholders that are not subject to U.S. federal income tax, and those who invest in the Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.

Original Issue Discount, Pay-In-Kind Securities and Market Discount

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and all zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in the Reinsurance Interval Fund’s taxable income (and required to be distributed by the Reinsurance Interval Fund) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. Increases in the principal amount of inflation-indexed bonds will also be treated as OID.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance, that are acquired by the Reinsurance Interval Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities.” Subject to the discussion below regarding Section 451 of the Code, (i) generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation, (ii) alternatively, the Reinsurance Interval Fund may elect to accrue market discount currently, in which case the Reinsurance Interval Fund will be required to include the accrued market discount in the Reinsurance Interval Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security, and (iii) the rate at which the market discount accrues, and thus is included in the Reinsurance Interval Fund’s income, will depend upon which of the permitted accrual methods the Reinsurance Interval Fund elects. Notwithstanding the foregoing, effective for taxable years beginning after 2017, Section 451 of the Code generally requires any accrual method taxpayer to take into account items of gross income no later than the time at which such items are taken into account as revenue in the taxpayer’s financial statements. The IRS and the Treasury Department have issued proposed regulations providing that Section 451 does not apply to market discount. If Section 451 of the Code were to apply to the accrual of market discount, the Reinsurance Interval Fund would be required to include in income any market discount as it takes the same into account on its financial statements.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price), or OID in the case of certain types of debt obligations. Generally, the Reinsurance Interval Fund will be required to include the acquisition discount, or OID, in income (as ordinary income) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. The Reinsurance Interval Fund may make one or more of the elections applicable to debt obligations having acquisition discount, or OID, which could affect the character and timing of recognition of income.

In addition, payment-in-kind securities will give rise to income that is required to be distributed and is taxable even though the Reinsurance Interval Fund receives no interest payment in cash on the security during the year.

If the Reinsurance Interval Fund holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount that is greater than the total amount of cash interest the Reinsurance

Interval Fund actually received. Such distributions may be made from the cash assets of the Reinsurance Interval Fund or if necessary, by liquidation of portfolio securities (including when it is not advantageous to do so). The Reinsurance Interval Fund may realize gains or losses from such liquidations. In the event the Reinsurance Interval Fund realizes net capital gains from such transactions, the Fund, and therefore the Fund’s shareholders may receive a larger capital gain distribution than they would in the absence of such transactions.

Securities Purchased at a Premium

Very generally, where the Reinsurance Interval Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Reinsurance Interval Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Reinsurance Interval Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds, the Reinsurance Interval Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Reinsurance Interval Fund to reduce its tax basis by the amount of amortized premium.

Higher-Risk Securities

Investments in debt obligations that are at risk of or in default present special tax issues for the Reinsurance Interval Fund. Tax rules are not entirely clear about issues such as whether, when or to what extent the Reinsurance Interval Fund should recognize market discount on a debt obligation; when the Reinsurance Interval Fund may cease to accrue interest, OID or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; and how payments received on obligations in default should be allocated between principal and income. These and other related issues will be addressed by the Reinsurance Interval Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its eligibility for treatment as a regulated investment company and does not become subject to U.S. federal income or excise tax.

Issuer Deductibility of Interest

A portion of the interest paid or accrued on certain high yield discount obligations owned by the Reinsurance Interval Fund may not be deductible to (and thus, may affect the cash flow of) the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Reinsurance Interval Fund may be eligible for the dividends-received deduction to the extent of the deemed dividend portion of such accrued interest. Interest paid on debt obligations owned by the Reinsurance Interval Fund, if any, that are considered for U.S. tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer, possibly affecting the cash flow of the issuer.

Derivative Transactions

The Reinsurance Interval Fund’s transactions in derivative instruments, as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (including mark-to-market, constructive sale, notional principal contract, straddle, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Reinsurance Interval Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Reinsurance Interval Fund, defer losses to the Reinsurance Interval Fund and cause adjustments in the holding periods of the Reinsurance Interval Fund’s securities. These rules, therefore, could affect the amount, timing and character of distributions to the Fund, and therefore by the Fund to its shareholders. Because these and other tax rules applicable to the Reinsurance Interval Fund’s investments are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules may affect whether the

Reinsurance Interval Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid an entity-level tax.

Certain of the Reinsurance Interval Fund’s investments in derivative instruments and in foreign-currency denominated instruments, and any of the Reinsurance Interval Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between the Reinsurance Interval Fund’s book income and the sum of its taxable income and net tax-exempt income (if any). If the Reinsurance Interval Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Reinsurance Interval Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment and to avoid an entity-level tax. If, in the alternative, the Reinsurance Interval Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the Reinsurance Interval Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares and (iii) thereafter, as gain from the sale or exchange of a capital asset.

Tax-Exempt Shareholders

Income of a regulated investment company that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of a regulated investment company. Notwithstanding this “blocking” effect, a tax-exempt shareholder could recognize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Section 514(b) of the Code.

Foreign Currency Transactions

The Reinsurance Interval Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions. Such ordinary income treatment may accelerate distributions by the Reinsurance Interval Fund to the Fund, and therefore by the Fund to its shareholders and increase the distributions taxed to Fund shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Reinsurance Interval Fund to offset income or gains earned in subsequent taxable years.

Foreign Shareholders

In general, the Fund’s dividends are not subject to a U.S. withholding tax when paid to a shareholder that is not a “U.S. Person within the meaning of the Code (such a shareholder, a “foreign shareholder”) to the extent properly reported by the Fund as (1) interest-related dividends or short-term capital gains dividends, each as defined below and subject to certain conditions described below, (2) Capital Gain Dividends or (3) distributions treated as a return of capital with respect to such foreign shareholder.

The exception to withholding for “interest-related dividends” generally applies with respect to distributions (other than distributions to a foreign shareholder (w) that does not provide a satisfactory statement that the beneficial owner is not a U.S. person, (x) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (y) that is within certain foreign countries that have inadequate information exchange with the United States or (z) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation) from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders (“interest-related dividends”). The exception to withholding for “short-term capital gain dividends” generally applies with respect to distributions (other than (a) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution or (b) distributions subject to special rules regarding the disposition of U.S. real property interests) of net short-term capital gains in excess of net long-term capital losses to the extent such distributions are properly reported by the Fund (“short-term capital gain dividends”). The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. If Reinsurance Interval Fund pays distributions of interest-related or short-term capital gain dividends to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders. These exemptions from withholding will not be available to foreign shareholders of the Fund if it does not currently report its dividends as interest-related or short-term capital gain dividends. Foreign shareholders should contact their intermediaries regarding the application of these rules to their accounts.

Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, interest-related dividends and short-term capital gain dividends (e.g., distributions attributable to dividends and foreign-source interest income) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).

Under U.S. federal tax law, a foreign shareholder generally is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund or on Capital Gain Dividends, interest-related dividends or short-term capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States, or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.

Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisers.

In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-US status (including, in general, furnishing an IRS Form W-8BEN or Form W-8BEN-E, or substitute form). Foreign shareholders in the Fund should consult their tax advisers in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation. A beneficial holder of Fund shares who is a foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the federal tax on income referred to above.

Expenses Subject to Special Pass-Through Rules

The Fund will not be considered to be a “publicly offered” RIC if it does not have at least 500 shareholders at all times during a taxable year and its shares are not treated as continuously offered pursuant to a public offering. It is possible that the Fund will not be treated as a “publicly offered” RIC for one or more of its taxable years. Very generally, pursuant to Treasury Department regulations, expenses of a RIC that is not “publicly offered,” except those specific to its status as a RIC or separate entity (e.g., registration fees or transfer agency fees), are subject to special “pass-through” rules. These expenses (which include direct and certain indirect advisory fees) are treated as additional dividends to certain Fund shareholders (generally including other RICs that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as an individual), and, other than in the case of a shareholder that is a RIC that is not “publicly offered,” are not deductible by those shareholders under current law.

Backup Withholding

The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and proceeds from a repurchase paid to any individual shareholder (i) who fails to properly furnish the Fund with a correct taxpayer identification number, (ii) who has under-reported dividend or interest income or (iii) who fails to certify to the Fund that he or she is not subject to such withholding.

Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

Other Reporting and Withholding Requirements

Sections 1471-1474 of the Code and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund or its agent may be required to withhold under FATCA 30% of the distributions, other than distributions properly reported as Capital Gain Dividends, the Fund pays to that shareholder. If a payment by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above. The IRS and the Department of Treasury have issued proposed regulations providing that the gross proceeds of share redemptions or exchanges and Capital Gain Dividends the Fund pays will not be subject to FATCA withholding.

Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary. In addition, foreign countries have implemented or are considering, and may implement, laws similar in purpose and scope to FATCA, as more fully described above.

Shares Purchased through Tax-Qualified Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans, including certain minimum distribution requirements. The Fund’s structure as an interval fund, pursuant to which the Fund will make a Repurchase Offer twelve months after commencement of investment operations and quarterly thereafter, which offers may be oversubscribed, could cause a shareholder to be unable to tender its shares when or in the amount that it desires, which inability may make it difficult for a shareholder that is a tax-qualified plan to meet minimum distribution requirements. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans, and the precise effect of such an investment on their particular tax situation.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Shareholder Reporting Obligations with Respect to Foreign Bank and Financial Accounts

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund by vote or value could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts. Shareholders should consult a tax adviser, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

Tax Basis Information

The Fund (or its administrative agent) must report to the IRS and furnish to Fund shareholders the cost basis information and holding period for Fund shares. The Fund will permit Fund shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election, shareholder cost basis will be determined under the default method selected by the Fund. The cost basis method a shareholder elects (or the cost basis method applied by default) may not be changed with respect to a repurchase of shares after the settlement date of the repurchase. Fund shareholders should consult with their tax advisers to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Shareholders should consult their own tax advisers as to the state or local tax consequences of investing in the Fund.

DESCRIPTION OF THE TRUST

The Trustees are responsible for the management and supervision of the Trust. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund or other series of the Trust with or without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series and classes without further action by shareholders. As of the date of this SAI, the Fund is the only series of the Trust. To the extent permissible by law, additional series may be added in the future.

The shares of the Fund represent an equal proportionate interest in the net assets attributable to such shares of the Fund. Shareholders have certain exclusive voting rights on matters relating to their respective distribution plan, if any. Different classes of the Fund, if any, may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Unless otherwise required by the 1940 Act or the Declaration of Trust, the Trust has no intention of holding annual meetings of shareholders. Trust shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust’s outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of a majority of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

In the event of liquidation, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share (and fractional votes for fractional shares), are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable.

The Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust. The Declaration of Trust further provides for indemnification out of the Fund’s property for all loss and expense of any shareholder held personally liable for the obligations of the Fund by reason of owning shares of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which the disclaimer is inoperative and the Fund itself would be unable to meet its obligations.

The Declaration of Trust further provides that the Board will not be liable for errors of judgment or mistakes of fact or law. However, nothing in the Declaration of Trust protects a Trustee against any liability to which the Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Declaration of Trust of the Trust provides for indemnification by the Trust of Trustees and officers of the Trust; however, such persons may not be indemnified against any liability to the Trust or the Trust’s shareholders to whom he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

OTHER INFORMATION

Miscellaneous

The Prospectus and this SAI do not contain all the information included in the Registration Statement filed with the Commission under the 1933 Act with respect to the securities offered by the Prospectus. Certain portions of the Registration Statement have been omitted from the Prospectus and this SAI pursuant to the rules and regulations of the Commission. The Registration Statement including the exhibits filed therewith may be examined at the office of the Commission in Washington, D.C.

Statements contained in the Prospectus or in this SAI as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectus and this SAI form a part, each such statement being qualified in all respects by such reference.

In the interest of economy and convenience, the Fund does not issue certificates representing the Fund’s shares. Instead, the Transfer Agent maintains a record of each shareholder’s ownership. Each shareholder receives confirmation of purchase and repurchase orders from the Transfer Agent. Fund shares and any dividends and distributions paid by the Fund are reflected in account statements from the Transfer Agent.

FINANCIAL STATEMENTS

Stone Ridge Trust IV

Stone Ridge Post-Event Reinsurance Fund

Report of Independent Registered Public Accounting Firm and Financial Statements

As of October 31, 2019

Table of Contents

Stone Ridge Trust IV

Stone Ridge Post-Event Reinsurance Fund

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Trustees of Stone Ridge Post-Event Reinsurance Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of Stone Ridge Post-Event Reinsurance Fund (the “Fund”) (the sole series constituting Stone Ridge Trust IV (the “Trust”)) as of October 31, 2019, and the related statement of operations for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Fund (the sole series constituting Stone Ridge Trust IV) at October 31, 2019, and the results of its operations for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on the Fund’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Trust in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust’s internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the auditor of one or more of the Stone Ridge investment companies since 2013.

Minneapolis, Minnesota

December 30, 2019

Stone Ridge Trust IV

Stone Ridge Post-Event Reinsurance Fund

Statement of Assets and Liabilities

October 31, 2019

Assets:
Cash	$100,000
Receivable from Adviser for expense reimbursement	47,886
Deferred offering costs	77,265

Total Assets:	$225,151

Liabilities
Accrued expenses	47,886
Accrued offering costs	77,265

Total Liabilities	125,151

Total Net Assets	$100,000

Net Assets Consist of:
Capital Stock	$100,000

Total Net Assets:	$100,000

Capital shares outstanding, no par value, unlimited shares authorized	10,000

Net asset value, offering price and redemption price per share	$10.00

The accompanying Notes to the Financial Statements are an integral part of Financial Statements.

Stone Ridge Trust IV

Stone Ridge Post-Event Reinsurance Fund

Statement of Operations

For the year ended October 31, 2019

Income:	$—

Total Income:	—

Expenses:
Audit Fees	15,256
Legal fees	15,060
Printing and Mailing Fees	9,870
Distribution and service fees	6,875

Miscellaneous	825

Total Expenses	47,886

Less: expense reimbursement (See Note 3)	(47,886)

Total Net Expenses	$—

Net increase resulting from operations:	$—

The accompanying Notes to the Financial Statements are an integral part of these Financial Statements.

Stone Ridge Trust IV

Stone Ridge Post-Event Reinsurance Fund

Notes to Financial Statements

October 31, 2019

1.	Organization

Stone Ridge Trust IV (the “Trust”) was organized as a Delaware statutory trust on October 9, 2015, and is registered under the Investment Company Act of 1940 (the “1940 Act”), as amended, as a continuously-offered closed-end management investment company issuing shares. The Trust’s sole series is the Stone Ridge Post-Event Reinsurance Fund (the “Fund”). The Fund is non-diversified for the purposes of the 1940 Act. As of October 31, 2019, the Fund has not yet offered its shares publicly and has not begun to trade in accordance with its investment strategy; therefore, has not yet commenced operations.

As of October 31, 2019, the Trust had no operations other than those actions relating to organizational and registration matters, including the sale and issuance to Stone Ridge Asset Management LLC (the “Adviser”) of 10,000 shares of the Fund at an aggregate purchase amount of $100,000. The proceeds of the 10,000 shares were held in cash. The Trust’s Amended and Restated Agreement and Declaration of Trust authorizes the issuance of an unlimited number of shares. The investment objective of the Fund is long-term capital appreciation. The Fund will pursue its investment objective by investing all or substantially all of its assets in Stone Ridge Reinsurance Risk Premium Interval Fund (the “Reinsurance Interval Fund”), a closed-end management investment company; for this reason, the Fund’s investment objective is the same as that of, and the Fund’s policies (through investments in the Reinsurance Interval Fund) are substantially the same as those of, the Reinsurance Interval Fund. The Reinsurance Interval Fund pursues its investment objective primarily by investing in reinsurance-related securities, including event-linked bonds, preference shares, participation notes or private fund units issued in connection with quota shares (“Quota Share Notes”), preference shares, participation notes or private fund units issued in connection with excess-of-loss, stop-loss or other non-proportional reinsurance (“Excess of Loss Notes”), preference shares, participation notes, or private fund units issued in connection with industry loss warranties (“ILW Notes”) and, to a lesser extent, event-linked swaps, equity securities (publicly or privately offered) and the derivatives of equity securities of companies in the reinsurance and insurance industry (collectively, “reinsurance-related securities”).

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

In August 2018, FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. The changes affect all companies that are required to include fair value measurement disclosures. In general, the amendments in ASU 2018-13 are effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt the removed or modified disclosures upon the issuance of ASU 2018-13 and may delay adoption of the additional disclosures, which are required for public companies only, until their effective date. Management has evaluated the impact these changes will have on the Trust’s financial statements and disclosures and notes it’s not applicable to the fund. The modified disclosure requirements will have no impact to the Fund for the period ended October 31, 2019.

(a) Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Indemnifications

In the normal course of business the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund’s maximum exposure under these arrangements cannot be known; however, the Fund expects any risk of loss to be remote.

(c) Federal Income Taxes

The Fund intends to qualify for treatment as a “regulated investment company” under Subchapter M of the Internal Revenue Code of 1986, as amended. If so qualified, the Fund will not be subject to federal income tax to the extent it distributes substantially all of its net investment income and capital gains to shareholders. Therefore, no federal income tax provision is required.

3.	Agreements

(a) Investment Management Agreement The Adviser is the investment adviser of the Fund and was organized as a Delaware limited liability company in 2012. The Adviser’s primary business is to provide a variety of investment management services, including an investment program for the Fund.

Upon commencement of operation and in return for providing management services to the Fund, the Fund will pay the Adviser an annual fee of 2.00% of the Fund’s average daily net assets.

The Adviser has agreed to permanently waive all management fees payable by the Fund that are attributable to assets of the Fund invested in another registered investment company advised by the Adviser. In addition, at least through the one-year anniversary of the date the Fund commences investment operations, the Adviser has agreed to pay or otherwise bear operating and other expenses of the Fund (excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees and expenses (including all fees and expenses of the Reinsurance Interval Fund), taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of the Fund to 0.00% of the average daily net assets of the Fund. Expenses incurred for the year ended October 31, 2019 were waived by the Adviser and amounted to $47,886 as disclosed on the statement of operations. The Adviser is not eligible to recover previously waived expenses. Offering costs incurred by the Fund after September 30, 2016 in the amount of $77,265 will be paid by the Fund when operations begin and are subject to the expense limitation agreement. These offering costs, which consist of legal and audit fees related to the initial registration of the Fund, will be amortized daily via the straight-line method for a period of one year from the commencement of operations.

(b) Custodian, Administrator, and Transfer Agent The custodian to the Trust is U.S. Bank, N.A., located at 1555 N River Center Drive, Suite 302, Milwaukee, WI 53212. The administrator and transfer agent to the Trust is U.S. Bancorp Fund Services, LLC, doing business as U.S. Bank Global Fund Services, an affiliate of US. Bank, N.A., located at 615 East Michigan Street, Milwaukee, WI 53202.

(c) Distributor ALPS Distributors, Inc. (the “Distributor”) serves as the Fund’s distributor.

4.	Capital Shares

The Fund will be continuously offering an unlimited number of shares through the Distributor. Shares are offered in a continuous offering at the Fund’s current NAV per share.

The Fund is a closed-end “interval” fund and will make periodic offers to repurchase shares. Except as permitted by the Fund’s structure, no shareholder will have the right to require the Fund to repurchase its shares. No public market for shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their shares by the Fund.

The Fund will make a repurchase offer twelve months after commencement of investment operations and quarterly thereafter, which will be for at least 5% and not more than 25%, and are expected to be for a maximum of 5%, of the Fund’s outstanding shares. In connection with any given repurchase offer, the Fund may offer to repurchase only the minimum amount of 5% of its outstanding shares. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased.

5.	Related Parties

At October 31, 2019, the officers of the Trust were also employees of the Adviser.

6.	Subsequent Events

In preparing these financial statements, the Fund has evaluated events and transactions for potential recognition or disclosure resulting from subsequent events through the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

CONSOLIDATED FINANCIAL STATEMENTS OF THE REINSURANCE INTERVAL FUND

The Consolidated Financial Statements of the Reinsurance Interval Fund, including the notes thereto, and the report of Ernst & Young LLP therein, as included in the Reinsurance Interval Fund’s Annual Report to Shareholders for the fiscal year ended October 31, 2019 (the “Annual Report”) are hereby incorporated by reference into this SAI. The Annual Report for the fiscal year ended October 31, 2019 was filed electronically with the Commission on January 9, 2020 (Accession No. 0001193125-20-004719). No other parts of the Annual Report are incorporated by reference herein. Copies of the Annual Report may be obtained at no charge by calling the Fund at (855) 609-3680.

APPENDIX A

SECURITIES RATINGS

The rating of a rating service represents the service’s opinion as to the credit quality of the security being rated. However, the ratings are general and are not absolute standards of quality or guarantees as to the creditworthiness of an issuer. Consequently, the Adviser believes that the quality of debt securities in which the Fund invests should be continuously reviewed. A rating is not a recommendation to purchase, sell or hold a security, because it does not take into account market value or suitability for a particular investor. When a security has received a rating from more than one service, each rating should be evaluated independently. Ratings are based on current information furnished by the issuer or obtained by the ratings services from other sources, which they consider reliable. Ratings may be changed, suspended or withdrawn as a result of changes in or unavailability of such information or for other reasons.

The following is a description of the characteristics of ratings used by Moody’s and S&P Global Ratings.

Moody’s Ratings*

Aaa — Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa — Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A — Obligations rated A are judged to be upper-medium-grade and are subject to low credit risk.

Baa — Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba — Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B — Obligations rated B are considered speculative and are subject to high credit risk.

Caa — Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca — Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C — Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

*Note: Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P Global Ratings*

AAA — An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA — An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A — An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

A-1

BBB — An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB; B; CCC; CC; and C — Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’ and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB — An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B — An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC — An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC — An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C — An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D — An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed exchange offer.

NR — This indicates that a rating has not been assigned or is no longer assigned.

*The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

A-2

APPENDIX B

STONE RIDGE ASSET MANAGEMENT LLC

PROXY VOTING POLICIES AND PROCEDURES

I. Governing Standards

The Registered Funds have delegated to the Adviser the responsibility for voting Fund securities. Private Funds may delegate such responsibility to the Adviser. As a fiduciary, an investment adviser with proxy voting authority has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. The Adviser has adopted these written proxy voting policies and procedures (the “Proxy Policy”) as required under Rule 206(4)-6 under the Advisers Act. In addition to covering the voting of equity securities, the Proxy Policy also applies generally to voting and/or consent rights of fixed income securities, including but not limited to, plans of reorganization, and waivers and consents under applicable indentures. The Proxy Policy does not apply, however, to consent rights that primarily entail decisions to buy or sell investments, such as tender or exchange offers, conversions, put options, redemption and Dutch auctions. The Proxy Policy, which has been designed to ensure that the Adviser votes proxies in the best interest of its clients and provides clients with information about how their proxies are voted, contains procedures to mitigate conflicts of interests between clients and the Adviser and its affiliated persons1 when voting proxies.

For the avoidance of doubt, the Proxy Policy applies to shareholder votes and consents that the Adviser has authority to exercise on behalf of a Fund, including votes and consents for private entities that do not involve proxies. All references to votes by proxy in this Proxy Policy shall be interpreted to include both votes by proxy and votes and consents that do not involve proxies.

II. Policy

The Proxy Policy applies to those client accounts that contain voting securities and for which the Adviser has been delegated the authority to vote client proxies. When voting proxies for client accounts, the Adviser’s primary objective is to make voting decisions solely in the best interest of all clients for which it manages assets. The Adviser has selected an unaffiliated third party proxy research and voting service, Institutional Shareholder Services Inc. (“ISS” or “Proxy Voting Service”), to assist it in researching, recordkeeping and voting of proxies. With respect to each proxy received, the Proxy Voting Service researches the financial implications of the proposals and provides a recommendation to the Adviser as to how to vote on each proposal based on the Proxy Voting Service’s research of the individual facts and circumstances and the Proxy Voting Service’s application of its research findings to an applicable set of guidelines, the ISS’ Proxy Voting Summary Guidelines (“ISS Guidelines”). The ISS Guidelines are intended to provide a general overview by highlighting the key policies that ISS applies to companies listed in the applicable geographic region. However, ISS’ analysis is on a case-by-case basis, taking into consideration sector, industry and business performance factors. These guidelines have been approved by the Adviser and, although the Adviser intends to vote consistently with the voting recommendation of the Proxy Voting Service, upon the recommendation of the applicable portfolio managers, the Adviser may determine to override any recommendation made by the Proxy Voting Service or abstain from voting. In the event that the Proxy Voting Service does not provide a recommendation with respect to a proposal, as in the case of votes involving private issuers, the Adviser may determine to vote on the proposals directly and will do so in a manner consistent with the principles set forth in this Proxy Voting Policy.

The Adviser may determine not to vote a proxy if: (1) the effect on the applicable economic interests or the value of the portfolio holding is insignificant in relation to an individual’s account portfolio or in the aggregate with all clients; (2) the cost of voting the proxy outweighs the possible benefit to the applicable account,

[1]

A firm’s affiliated persons are defined in this Proxy Policy to include: (1) all officers, partners, directors (or any person performing similar functions); (2) all persons directly or indirectly controlling, controlled by or under common control with the adviser; and (3) all current employees.

including, without limitation, situations where a jurisdiction imposes share blocking restrictions which may affect the ability of the portfolio managers to effect trades in the related security; or (3) the Adviser otherwise has determined that it is consistent with its fiduciary obligations not to vote the proxy.

In addition, neither the Adviser nor the Proxy Voting Service will be able to vote for any securities on loan by an account. In the event that the Adviser is aware of a material vote on behalf of a client with respect to securities on loan by the custodian, the Adviser will call back the loan to vote the proxy if the Adviser determines that the benefits to the client of voting on such proposal outweigh the benefits to the client of having the security remain out on loan, and if time permits.

The Adviser will not accept direction on how to vote individual proxies for which it has voting responsibility from any other person or organization other than Adviser personnel or the Proxy Voting Service.

III. Conflicts of Interest Procedures

For voting of securities, the Adviser believes that application of the ISS Guidelines to vote proxies should, in most cases, adequately address any possible conflicts of interest since the ISS Guidelines are predetermined. As a general practice, the Adviser will vote in accordance with the voting recommendation provided by ISS. In the event that the Adviser wishes to vote against the independent voting recommendation, the Adviser requires CCO approval prior to a vote being cast.

Upon the identification or notice received by the CCO that there is a potential conflict of interest with respect to casting a vote, the CCO will discuss the proxy with the relevant portfolio manager(s) and other senior management in order to determine if the potential conflict is material. In instances where a portfolio manager proposes to vote a proxy inconsistent with the ISS Guidelines and a potential immaterial conflict is identified, the CCO will review the proxy votes in order to determine whether a portfolio manager’s voting rationale appears reasonable. Upon the detection of a material potential conflict of interest, the CCO has final decision-making authority regarding the Adviser’s course of action for the proxy. The CCO will seek to cause the proxy to be voted in a manner consistent with the client’s best interests.

IV. Review

The Adviser will supervise and, no less frequently than annually, review its proxy voting activities and the implementation of the Proxy Voting Policy.

V. Recordkeeping

The Adviser must maintain (or must ensure that ISS maintains) the documentation to support its proxy voting decisions and votes cast on behalf of the Funds for a period of not less than six years, the first two years at its principal place of business. The Adviser will be responsible for the following procedures and for ensuring that the required documentation is retained.

VI. Proxy Voting Policies and Procedures Specific to Registered Funds

a. Regulatory Requirements

The Registered Funds will disclose in their SAIs and for closed-end funds, in item 7 of the Form N-CSR, a description of their adopted policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Fund uses when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

The Registered Funds are also required to include in their SAIs any policies and procedures of the Fund’s investment adviser, or any other third party, that the Funds use, or that are used on the Funds’ behalf, to determine how to vote proxies relating to portfolio securities.

Rule 30b1-4 under the 1940 Act requires mutual funds to file with the SEC an annual record of proxies voted by a fund on Form N-PX. Form N-PX must be filed each year no later than August 31 and must contain each Registered Fund’s proxy voting record for the most recent twelve-month period ending June 30.

The Registered Funds must also state in their disclosure documents (in their SAIs and shareholder reports) that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Trust’s website at a specified Internet address; or both; and (2) on the SEC’s website at http://www.sec.gov.

If a Registered Fund discloses that its proxy voting record is available by calling a toll-free (or collect) telephone number, and the Registered Fund (or financial intermediary through which shares of the Registered Fund may be purchased or sold) receives a request for this information, the Registered Fund (or financial intermediary) must send the information disclosed in the Registered Fund’s most recently filed report on Form N-PX, within three business days of receipt of the request, by first-class mail or other means designed to ensure equally prompt delivery.

If a Registered Fund discloses that the its proxy voting record is available on or through its website, the Registered Fund must make available free of charge the information disclosed in the Registered Fund’s most recently filed report on Form N-PX on or through its website as soon as reasonably practicable after filing the report with the SEC. The information disclosed in the Fund’s most recently filed report on Form N-PX must remain available on or through the Registered Fund’s website for as long as the Registered Fund remains subject to the requirements of Rule 30b1-4 and discloses that the Registered Fund’s proxy voting record is available on or through its website.

b. Compliance with Disclosure Requirements

The Registered Funds satisfy the requirement to provide in an Appendix to the SAI, or in the annual filing of the Form N-CSR, as applicable, a description of the policies and procedures that they use to determine how to vote proxies relating to portfolio securities by including a copy or summary of the Adviser’s policies and procedures as stated in Sections I through V of this policy.

The Registered Funds will make information on how the Funds voted proxies relating to portfolio securities through the Form N-PX during the most recent prior 12-month period ending June 30 available without charge upon request, by calling the Trust’s toll free number.

The Registered Funds may rely upon their respective Fund Administrator to prepare and make their filings on Form N-PX. The Adviser shall assist the Fund Administrator by providing information regarding any proxy votes made for the Registered Funds within the most recent twelve-month period ending June 30. The Adviser shall retain records of any such votes with sufficient information to make accurate annual Form N-PX filings.

c. Policy Changes

Any material changes to the Proxy Policy, or to the proxy voting guidelines used by the Adviser, must be reviewed by the Board as soon as practical after implementing such changes.

PART C: OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

(1)	Financial Statements:

Included in Part A:

Consolidated Financial Highlights of the Reinsurance Interval Fund.

Included in Part B:

Report of Independent Registered Public Accounting Firm.

Statement of Assets and Liabilities.

Notes to Financial Statements.

(2)	Exhibits:

(a)	(1)

Certificate of Trust of Stone Ridge Trust IV (the “Registrant”), dated as of October 2, 2015, incorporated by reference to Exhibit (a)(1) filed with the Registrant’s Registration Statement on Form N-2, as filed with the Securities and Exchange Commission (“SEC”) via EDGAR on October 20, 2015.

	(2)

Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of October 14, 2015, incorporated by reference to Exhibit (a)(2) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 20, 2015.

(b)		By-Laws of the Registrant, incorporated by reference to Exhibit (b) filed with the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 20, 2015.

(c)		Not applicable.

(d)	(1)	See portions of Amended and Restated Agreement and Declaration of Trust relating to shareholders’ rights.

	(2)	See portions of By-Laws relating to shareholders’ rights.

(e)		None.

(f)		Not applicable.

(g)

Investment Management Agreement between the Registrant, on behalf of its series, Stone Ridge Post-Event Reinsurance Fund (the “Fund”), and Stone Ridge Asset Management LLC (“Stone Ridge”), dated as of January 22, 2016, incorporated by reference to Exhibit (g) filed with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on October 21, 2016.

(h)	(1)

Distribution Agreement between the Registrant, on behalf of the Fund, and ALPS Distributors, Inc. (the “Distributor”), dated as of April 16, 2018, incorporated by reference to Exhibit (h)(1) filed with Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on February 27, 2019.

	(2)	Amendment No. 1 to Distribution Agreement between the Registrant, on behalf of the Fund, and the Distributor, dated as of October 28, 2019, filed herewith.

	(3)

Distribution and Servicing Plan, incorporated by reference to Exhibit (h)(2) filed with Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on February 28, 2018.

(i)		Not applicable.

(j)		Amended and Restated Custody Agreement between the Registrant, on behalf of the Fund, and U.S. Bank National Association (the “Custodian”), incorporated by reference to Exhibit (j) filed with Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 26, 2017.

(k)	(1)	Amended and Restated Fund Administration Servicing Agreement between the Registrant, on behalf of the Fund, and U.S. Bancorp Fund Services, LLC (the “Administrator”), incorporated by reference to Exhibit (k)(1) filed with Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 26, 2017.

	(2)	Addendum to the Fund Administration Servicing Agreement between the Registrant, on behalf of the Fund, and U.S. Bancorp Fund Services, LLC, dated as of September 21, 2018, incorporated by reference to Exhibit (k)(2) filed with Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on February 27, 2019.

	(3)	Amended and Restated Transfer Agent Servicing Agreement between the Registrant, on behalf of the Fund, and U.S. Bancorp Fund Services, LLC, incorporated by reference to Exhibit (k)(2) filed with Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 26, 2017.

	(4)	Expense Limitation Agreement between the Fund and Stone Ridge, incorporated by reference to Exhibit (k)(3) filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on September 6, 2016.

	(5)	Amended and Restated Services Agreement between the Fund and Stone Ridge, incorporated by reference to Exhibit (k)(4) filed with Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on February 28, 2018.

	(6)	Amended and Restated Fund Accounting Servicing Agreement between the Registrant, on behalf of the Fund, and U.S. Bancorp Fund Services, LLC, incorporated by reference to Exhibit (k)(5) filed with Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on December 26, 2017.

(l)		Opinion and consent of counsel, previously filed.

(m)		Not applicable.

(n)		Consent of Independent Registered Public Accounting Firm, filed herewith.

(o)		Not applicable.

(p)		Subscription Agreement for Seed Capital between the Registrant, on behalf of the Fund, and Stone Ridge, dated as of March 8, 2016, incorporated by reference to Exhibit (p)(1) filed with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on September 6, 2016.

(q)		Not applicable.

(r)		Code of Ethics of Stone Ridge and the Registrant, incorporated by reference to Exhibit (r) filed with Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on February 27, 2019.

(s)	Power of Attorney of Stone Ridge Trust IV, incorporated by reference to Exhibit (s) filed with Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on February 27, 2019.

Item 26.   Marketing Arrangements

See Distribution Agreement, incorporated by reference to Exhibit (h)(1) filed with Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC via EDGAR on February 27, 2019.

Item 27.   Other Expenses of Issuance or Distribution

Not applicable.

Item 28.   Persons Controlled by or under Common Control with Registrant

None

Item 29.   Number of Holders of Securities

Set forth below is the number of record holders as of January 31, 2020 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest, $0.01 par value per share	1

Item 30.   Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

The Registrant’s Distribution Agreement, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Investment Management Agreement with Stone Ridge, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of Stone Ridge and its personnel under certain circumstances.

Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.   Business and Other Connections of Investment Advisor

Stone Ridge is a Delaware limited liability company that offers investment management services and is a registered investment adviser. In addition to advising the Fund, Stone Ridge is the investment adviser to each series of Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust V, Stone Ridge Trust VI and Stone Ridge Residential Real Estate Income Fund I, Inc. Stone Ridge’s offices are located at 510 Madison Avenue, 21st Floor, New York, NY 10022. Information as to the officers and directors of Stone Ridge is included in its current Form ADV (File No. 801-77228) filed with the SEC.

Item 32.   Location of Accounts and Records

All accounts, books and other documents required by Rule 31(a) under the Investment Company Act of 1940, as amended, are maintained at the offices, as applicable of: (1) the Registrant, (2) Stone Ridge, (3) the Registrant’s custodian and (4) the Registrant’s administrator.

1.	Stone Ridge Trust IV
510 Madison Avenue, 21st Floor
New York, NY 10022

2.	Stone Ridge Asset Management LLC
510 Madison Avenue, 21st Floor
New York, NY 10022

3.	U.S. Bank NA
1555 N. Rivercenter Drive, Suite 302
Milwaukee, Wisconsin 53212

4.	U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Item 33.   Management Services

Not applicable.

Item 34.   Undertakings

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

(2) To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

c. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d. Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not applicable.

6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and it has duly caused this Registration Statement of Stone Ridge Trust IV (related to Stone Ridge Post-Event Reinsurance Fund) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 28th day of February, 2020.

STONE RIDGE TRUST IV

By:	/s/ Anthony Zuco
Anthony Zuco, Treasurer and Principal
Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Ross Stevens	Trustee, President (Principal Executive Officer)	February 28, 2020

/s/ Anthony Zuco Anthony Zuco	Treasurer (Principal Financial Officer)	February 28, 2020

* Daniel Charney	Trustee	February 28, 2020

* Jeffery Ekberg	Trustee	February 28, 2020

*	Power of Attorney

* By:	/s/ Anthony Zuco
Anthony Zuco
Attorney in Fact

INDEX TO EXHIBITS

(h)(2)	Amendment No. 1 to Distribution Agreement.
(n)	Consent of Independent Registered Public Accounting Firm.